

GLADSTONE COMMERCIAL

2012 Annual Report


G4S
G4S

G4S Secure Solutions Headquarters, Jupiter, FL

Who We Are: We are a public real estate investment trust (or REIT) traded on NASDAQ. Our common stock trades under the symbol GOOD. Our three classes of preferred stock trade under the symbols GOODN, GOODO and GOODP. We pay monthly distributions to all our stockholders.

What We Do: As a REIT we seek to invest in and own net-leased industrial, commercial and retail real estate properties. We own 80 properties, located in 21 states, totaling approximately 8.0 million square feet of rental space. These properties consist of office, warehouse, industrial, commercial, medical, retail and manufacturing facilities.

Our principal investment objectives are to generate cash from rents so that we can make monthly distributions to our stockholders. Our primary strategy to achieve our investment objectives is to own a diversified portfolio of leased industrial, commercial and retail real estate that we believe will produce stable cash payments to us and increase in value over time. We expect to sell some of our real estate assets from time to time when we determine that doing so would be advantageous.

Our Adviser: We are managed by Gladstone Management Corporation, our Adviser, whose principal office is located at 1521 Westbranch Drive, McLean, Virginia 22102, a suburb of Washington, DC. Our Adviser also has offices in New York, New York; Chicago, Illinois; and Los Angeles, California.

PICTURED ON THE COVER:
The Key Bridge over Potomac River. Photographed by Cameron Davidson.

SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)	**2012**	2011	2010	2009	2008
	For the year ended December 31,				
OPERATING DATA:					
Total operating revenue	**$ 51,270**	$ 43,976	$ 41,928	$ 42,609	$ 40,807
Total operating expenses	**(24,895)**	(21,270)	(23,414)	(20,541)	(19,364)
Other expense	**(22,614)**	(16,992)	(13,586)	(17,668)	(16,570)
Income from continuing operations	**3,761**	5,714	4,928	4,400	4,873
Discontinued operations	—	—	—	203	40
Net income	**$ 3,761**	$ 5,714	$ 4,928	$ 4,603	$ 4,913
Dividends attributable to preferred stock	**(4,093)**	(4,094)	(4,094)	(4,094)	(4,094)
Dividends attributable to senior common stock	**(113)**	(62)	(20)	—	—
Net (loss) income available to common stockholders	**$ (445)**	$ 1,558	$ 814	$ 509	$ 819
SHARE AND PER SHARE DATA:					
(Loss) earnings per weighted average common share—basic & diluted					
(Loss) income from continuing operations (net of dividends attributable to preferred stock)	**$ (0.04)**	$ 0.15	$ 0.09	$ 0.04	$ 0.09
Discontinued operations	—	—	—	0.02	0.01
Net (loss) income available to common stockholders	**$ (0.04)**	$ 0.15	$ 0.09	$ 0.06	$ 0.10
Weighted average common shares outstanding—basic	**10,953,325**	10,236,859	8,576,303	8,563,264	8,565,149
Weighted average common shares outstanding—diluted	**10,953,325**	10,288,711	8,601,153	8,563,264	8,565,149
Cash dividends declared per common share	**$ 1.50**	$ 1.50	$ 1.50	$ 1.50	$ 1.50
SUPPLEMENTAL DATA:					
Net (loss) income available to common stockholders	**$ (445)**	$ 1,558	$ 814	$ 509	$ 819
Real estate depreciation and amortization, including discontinued operations	**16,831**	14,149	13,264	13,172	12,705
Less: Gain on sale of real estate, net of taxes paid	—	—	—	(160)	—
Funds from operations available to common stockholders[1]	**$ 16,386**	$ 15,707	$ 14,078	$ 13,521	$ 13,524
BALANCE SHEET DATA:					
Real estate, before accumulated depreciation	**$533,753**	$442,521	$401,017	$390,754	$390,562
Total assets	**564,779**	453,147	410,609	416,865	429,099
Mortgage notes payable, term loan, term preferred stock and borrowings under the line of credit	**422,685**	304,050	286,595	285,962	286,611
Total stockholders' equity	**122,365**	135,314	111,375	118,451	130,495
Total common shares outstanding	**10,953,325**	10,945,379	8,724,613	8,563,264	8,565,149

(1) Funds from Operations, or FFO, was developed by The National Association of Real Estate Investment Trusts, or NAREIT, as a relative non-Generally Accepted Accounting Principles in the United States, or GAAP, supplemental measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. For a reconciliation of FFO to net income, see the enclosed Annual Report on Form 10-K for the year ended December 31, 2012.

Cash Distributions Per Share of Common Stock
(in dollars)



$1.50
$1.50
$1.50
$1.50
$1.50
2008
2009
2010
2011
2012

Funds from Operations
(dollars in millions)



$13.5
$13.5
$14.1
$15.7
$16.4
2008
2009
2010
2011
2012

Total Assets
(dollars in millions)



$429.1
$416.9
$410.6
$453.1
$564.8
2008
2009
2010
2011
2012

TO OUR SHAREHOLDERS:



2012 was a year in which we grew our portfolio, improved certain of our existing properties, added Bob Cutlip as our new president, increased our portfolio of properties, issued both preferred and common equity, expanded our line of credit and obtained mortgages for certain of our properties. The accessibility of debt and equity capital in 2012 enabled us to continue our growth. We are pleased with our results in 2012 and expect to build on those successes in 2013.

OPERATING RESULTS: During the year, we invested $107.2 million in eight new properties at a weighted average capitalization rate over the life of the leases of 9.0%. We also assumed or issued $90.4 million in mortgages to finance a portion of the new properties we acquired at a weighted average interest rate of 5.4%. Additionally, we refinanced our largest mortgage into a new $34.0 million mortgage for 10 years. We currently own 80 properties, which are located in 21 states, leased to a total of 65 tenants in 19 different industries. Most of our properties are what we call "triple net" leased properties in which the tenant pays rent and most, if not all, of the building's expenses, maintenance, taxes and insurance.

We continued to focus on maintaining our portfolio and working with our existing tenants to extend the few leases that are scheduled to mature in 2013 and 2014. All the leases that came due in 2012 were extended. At year end, all of our existing tenants were paying as agreed and our portfolio was 98% leased. At January 1, 2013, we had two buildings without tenants but continue to work hard on finding new tenants for each. Additionally, we have one building in which the existing tenant reduced their square footage as of January 1, 2013, and we are looking for additional tenants for that space.

We have mortgage debt in the aggregate principal amount of $15.6 million payable during 2013 and $24.4 million payable during 2014. These amounts include balloon principal payments due in December of 2013 and June of 2014; however, we are initiating conversations with these lenders in advance of such maturities and anticipate being able to extend the maturity dates or refinance with new lenders. Additionally, our line of credit comes due at the end of 2013, and we have initiated conversations with our existing lender and various other lenders to either renew our existing line or to implement a new line of credit.

FINANCIAL RESULTS: Our 2012 Funds from Operation, or FFO, was approximately $16.4 million, or $1.50 per share, which was a 4.3% increase of total FFO over the prior year. Our 2012 results reflect the additional income from the eight properties acquired during the year, which was partially offset by an increase in interest expense from mortgages issued during the year combined with an increase in property operating expenses from our vacant properties and ground lease payments.

At year end, our total assets increased to $564.8 million, up 25.0% from 2011. The amounts outstanding under long-term mortgages and our line of credit increased to $384.2 million, up 26.3% from 2011. We believe our balance sheet is quite strong.

CAPITAL MARKETS: Our common stock price rebounded during 2012 to an average closing stock price of $17.56 versus $17.48 during 2011. Furthermore, the average closing stock price increased during the second half of 2012, with an average closing stock price during the fourth quarter of $18.03. As a result of the increase in our common stock price, we re-started our At-The-Market program to issue and sell common stock during the fourth quarter and raised $2.5 million in common equity. We continued to raise additional common equity during January 2013 and intend to use the program throughout 2013.

In addition, in January 2012 we sold $38.5 million of redeemable Series C cumulative term preferred stock. We used the additional equity raised during 2012 to fund our acquisitions.

In summary, our results were positive for 2012 and reflected our ability to invest in solid real estate investments with accretive returns to our common stockholders.



DIVIDENDS: Our monthly distribution during 2012 was $0.125 per common share, or $1.50 for the year. In January 2013, our board of directors maintained the monthly distributions of $0.125 per common share for each of the months January, February and March 2013. We are proud of the fact that we have never skipped, reduced or deferred a monthly distribution since our inception in 2003.

As of February 28, 2013, we have paid 98 consecutive monthly cash distributions to our common stockholders, 86 consecutive monthly cash distributions to our Series A preferred stockholders, 77 consecutive monthly cash distributions to our Series B preferred stockholders, 13 consecutive monthly cash distributions to our Series C preferred stockholders and 37 consecutive monthly cash distributions to our senior common stockholders.

As an owner of real estate, we are required to record depreciation on our properties. This depreciation and other items shelter a portion of our distributions from taxes. Therefore, in 2012, 100% of the distributions on our common stock were a tax-free return of capital. While the distribution is tax-free, this return of capital will reduce a stockholder's cost basis in the stock, which will result in a larger capital gains tax when the stock is sold. Our website (www.GladstoneCommercial.com) has more information on this subject, but please consult your tax adviser for complete details.

MARKETPLACE: The United States, or U.S., continues to feel the lingering impact of the recession that began in late 2007. The U.S. is beginning to see long-term signs of recovery, as the unemployment rate has decreased over the last several months, housing starts and building permits rose in 2012 to the highest level in four years but are still depressed, prices for single-family homes increased across 20 U.S. cities because of a dwindling surplus in the housing market, and national vacancy rates for both office and industrial properties declined. However, the economic situation in Europe continues to be unpredictable and oil, gas and food prices continue to rise. We hope these will stabilize in the future. And we still have a spending and debt problem in the U.S. Our government continues to spend more than it generates in revenue. As a result, conditions within the U.S. capital markets generally, and the U.S. real estate capital markets particularly, continue to experience certain levels of dislocation and stress.

OBJECTIVES AND STRATEGY: Our strategy includes the use of mortgages on our properties so that we may buy more properties than would otherwise be possible. We do this to maximize potential returns to stockholders. The market for long-term mortgages was limited for the past several years; however, long-term mortgages have become more obtainable. The collateralized mortgage backed securities, or CMBS, market has made a comeback, but it is more conservative and restrictive than it was prior to the recession. Consequently, we continue to look to regional banks, insurance companies and other non-bank lenders, in addition to the CMBS market to issue mortgages to finance our real estate activities.

Despite these challenges in the marketplace we were successful in raising cost effective equity and issuing additional term debt to grow our portfolio of properties. We expect to be active in both the equity and debt capital markets during 2013.

OUTLOOK: Our team is hard at work and focused on improving our results in 2013 by re-leasing our vacant properties and acquiring additional quality assets. While there are no guarantees about the future, preservation of the monthly distributions to stockholders is paramount to our investment strategy. We have a great team that believes strongly in the highest ethical standards and service to stockholders.

We are excited about the future and believe 2013 will be an even more active year than 2012. We invite stockholders to attend our Annual Stockholders' Meeting on May 2, 2013, at the Hilton McLean Tyson's Corner, 7920 Jones Branch Drive, in McLean, Virginia. We also invite you to visit our website, www.GladstoneCommercial.com, and sign up for email notices to keep up with our activities. You can also now follow us on Facebook at "The Gladstone Companies," and on Twitter at "GladstoneComps." Best wishes and thank you for your continued support.

David Gladstone, *Chairman*

Terry L. Brubaker, *Vice Chairman*

Bob Cutlip, *President*





We currently own three types of commercial and industrial real estate properties:

1. *Real estate leased to tenants with small- and medium-sized unrated businesses, as well as larger rated businesses in some instances. Our target companies are normally too small to have ratings similar to larger public companies.*

2. *Real estate occupied by companies controlled by buyout funds. We are very familiar with the leveraged buyout business and are comfortable owning the real estate properties occupied by such tenants.*

3. *Real estate purchased from and leased back to businesses that are seeking to raise capital from the sale of their real estate so that they can invest the proceeds of the sale of their real estate into their business.*


veri on

Verizon Building, Columbia, SC



Commercial Vehicle Group, Inc. in Columbus, OH


NATIONAL ARCHIVES AND RECORDS ADMINISTRATION

National Archives & Records Administration, Fort Worth, Texas

PERFORMANCE MEASUREMENT COMPARISON[1]

The following graph shows the total stockholder return on an investment of $100 in cash on December 31, 2007 for (i) our common stock, (ii) the Standard and Poor's 500 Index (the "S&P 500") and (iii) the NAREIT Composite Index (the "NAREIT Index"). All values assume reinvestment of the full amount of all distributions.

Comparison Cumulative Total Return on Investment (in dollars)


$200
180
160
140
120
100
80
60
40
20
0
GOOD
S&P 500
NAREIT INDEX
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Gladstone Commercial	$100.00	$53.69	$96.62	$148.66	$150.89	$168.11
S&P 500	$100.00	$63.00	$79.68	$ 91.68	$ 93.61	$108.59
NAREIT Index	$100.00	$62.66	$79.86	$101.89	$109.31	$131.32

(1) *This section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in any such filing.*

The total return performance shown in this graph is not necessarily indicative of and is not intended to suggest future total return performance.

FORM 10-K

GLADSTONE COMMERCIAL CORPORATION

2012 Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________**

COMMISSION FILE NUMBER: 001-33097

GLADSTONE COMMERCIAL CORPORATION

(Exact name of registrant as specified in its charter)

MARYLAND	**02-0681276**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
(Address of principal executive offices)
(703) 287-5800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	*(Name of each exchange on which registered)*
Common Stock, par value $0.001 per share	NASDAQ Global Select Market
7.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share	NASDAQ Global Select Market
7.50% Series B Cumulative Redeemable Preferred Stock, par value $0.001 per share	NASDAQ Global Select Market
7.125% Series C Cumulative Term Preferred Stock, par value $0.001 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes☒ No☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller Reporting Company ☐.
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

The aggregate market value of the voting stock held by non-affiliates of the registrant on June 29, 2012, based on the closing price on that date of $16.66 on the NASDAQ Global Select Market, was $173,739,693. For the purposes of calculating this amount only, all directors and executive officers of the registrant have been deemed to be affiliates.

The number of shares of the registrant's Common Stock, $0.001 par value, outstanding as of February 19, 2013 was 11,226,502.

Documents Incorporated by Reference: Portions of the registrant's Proxy Statement relating to the Registrant's 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

GLADSTONE COMMERCIAL CORPORATION
FORM 10-K FOR THE YEAR ENDED
DECEMBER 31, 2012

TABLE OF CONTENTS

Forward-Looking Statements

Our disclosure and analysis in this Annual Report on Form 10-K, or Form 10-K, and the documents that are incorporated by reference herein, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations and funds from operations, or FFO, our strategic plans and objectives, cost management, occupancy and leasing rates and trends, liquidity and ability to refinance our indebtedness as it matures, anticipated capital expenditures (and access to capital) required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Statements regarding the following subjects, among others, are forward-looking by their nature:

- our business and financing strategy;
- our ability to implement our business plan;
- pending transactions;
- our projected operating results;
- our ability to obtain future financing arrangements;
- estimates relating to our future distributions;
- our understanding of our competition and our ability to compete effectively;
- market and industry trends;
- interest and insurance rates;
- estimates of our future operating expenses, including payments to our Adviser (as defined herein) under the terms of our Advisory Agreement (as defined herein);
- projected capital expenditures; and
- use of the proceeds of our Line of Credit (as defined herein), mortgage notes payable, future stock offerings and other future capital resources, if any.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

- general volatility of the capital markets and the market price of our common and preferred stock;

- failure to qualify as a real estate investment trust, or REIT, and risks of changes in laws that affect REITs;

- risks associated with negotiation and consummation of pending and future transactions;

- changes in our business strategy;

- the adequacy of our cash reserves and working capital;

- our failure to successfully integrate and operate acquired properties and operations;

- defaults upon or non-renewal of leases by tenants;

- decreased rental rates or increased vacancy rates;

- the degree and nature of our competition, including with other real estate investment companies;

- availability, terms and deployment of capital, including the ability to maintain and borrow under our Line of Credit, arrange for long-term mortgages on our properties, secure one or more additional long-term lines of credit and raise equity capital;

- our Adviser's ability to identify, hire and retain highly-qualified personnel in the future;

- changes in our industry or the general economy;

- changes in real estate and zoning laws and increases in real property tax rates;

- changes in governmental regulations, tax rates and similar matters;

- environmental uncertainties and risks related to natural disasters; and

- the loss of any of our key officers, such as Mr. David Gladstone, our Chairman and Chief Executive Officer, Mr. Terry Lee Brubaker, our Vice Chairman and Chief Operating Officer, or Mr. Robert Cutlip, our President.

This list of risks and uncertainties, however, is only a summary of some of the most important factors to us and is not intended to be exhaustive. You should carefully review the risks set forth herein under the caption "Item 1A. Risk Factors." New factors may also emerge from time to time that could materially and adversely affect us.

Item 1. Business.

Overview

Gladstone Commercial Corporation (which we refer to as "we," "us," or the "Company,") is a REIT that was incorporated under the General Corporation Laws of the State of Maryland on February 14, 2003 primarily for the purpose of investing in and owning net leased industrial, commercial and retail real property and selectively making long-term industrial and commercial mortgage loans. Our portfolio of real estate is leased to a wide cross section of tenants ranging from small businesses to large public companies, many of which are corporations that do not have publicly rated debt. We have in the past entered into, and intend in the future to enter into, purchase agreements for real estate having triple net leases with terms of approximately 10 to 15 years and built-in rental increases. Under a triple net lease, the tenant is required to pay all operating, maintenance and insurance costs and real estate taxes with respect to the leased property. As of February 19, 2013, we owned a total of 80 properties.

We conduct substantially all of our activities, including the ownership of all of our properties, through Gladstone Commercial Limited Partnership, a Delaware limited partnership, which we refer to as our Operating Partnership. We control our Operating Partnership through our ownership of GCLP Business Trust II, a Massachusetts business trust, which is the general partner of our Operating Partnership, and of GCLP Business Trust I, a Massachusetts business trust, which currently holds all of the limited partnership units of our Operating Partnership. Our Operating Partnership may issue limited partnership units from time to time in exchange for industrial and commercial real property. Limited partners who hold limited partnership units in our Operating Partnership will generally be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis.

Our Operating Partnership is also the sole member of Gladstone Commercial Lending, LLC, which we refer to as Gladstone Commercial Lending. Gladstone Commercial Lending is a Delaware limited liability company that was formed to hold any real estate mortgage loans.

Our business is managed by our external adviser, Gladstone Management Corporation, or our Adviser.

Our Investment Objectives and Our Strategy

Our principal investment objectives are to generate income from rental properties and, to a much lesser extent, mortgage loans, which we use to fund our continuing operations and to pay out monthly cash distributions to our stockholders. We intend to grow the distribution to stockholders over time, and to increase the value of our common stock. Our primary strategy to achieve our investment objectives is to invest in and own a diversified portfolio of leased industrial, commercial and retail real estate that we believe will produce stable cash flow and increase in value. We may sell some of our real estate assets from time to time when our Adviser determines that doing so would be advantageous to us and our stockholders. We also expect to occasionally make mortgage loans secured by income-producing commercial or industrial real estate, which loans may have some form of equity participation. We currently have no investments in mortgage loans.

We use leverage to make more investments than would otherwise be possible in order to maximize potential returns to stockholders. We are not limited with respect to the amount of leverage that we may use for the acquisition of any specific property, although we have certain portfolio-level leverage covenants we must comply with under the terms of our revolving line of credit, or the Line of Credit. We intend to use non-recourse mortgage financing that will allow us to limit our loss exposure on any property to the amount of equity invested in such property. The market for long-term mortgages has been limited for some time; however, we have recently seen mid-to-long-term (5 to 10 year) mortgages become much more obtainable. The collateralized mortgage backed securities, or CMBS, market has made a comeback in the past year, but it is more conservative and restrictive than it was prior to the recession that began in late 2007. Consequently, we continue to look to regional banks, insurance companies and other non-bank lenders, in addition to the CMBS market to issue mortgages to finance our real estate activities.

In addition to leverage, we were active in the equity markets during 2012 and we issued 138,205 common shares for gross proceeds of $2.5 million through our At the Market, or ATM, program and 115,405 senior common shares for gross proceeds of $1.7 million. In addition, in January 2012 we issued $38.5 million of 7.125% Series C Cumulative Term Preferred Stock, or Term Preferred Stock, which is mandatorily redeemable five years from issuance. We also assumed or issued $124.4 million in mortgages during 2012 to finance our new and existing properties.

Investment Policies

Types of Investments

Overview

We intend that substantially all of our investments will be generated from the ownership of income-producing real property or, to a much lesser extent, mortgage loans secured by real property. We expect that the vast majority of our investments will be structured as net leases, but if a net lease would have an adverse impact on a potential tenant, or would otherwise be inappropriate for us, we may structure our investment as either a gross lease or a mortgage loan. Investments are not restricted to geographical areas, but we expect that most of our investments in real estate will be made within the continental United States. Some of our investments may also be made through joint ventures that would permit us to own interests in large properties without restricting the diversity of our portfolio. Our stockholders are not afforded the opportunity to evaluate the economic merits of our investments or the terms of any dispositions of properties and instead rely on the advice of our Adviser. See "*Risk Factors—Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.*"

We anticipate that we will make substantially all of our investments through our Operating Partnership and Gladstone Commercial Lending. Our Operating Partnership and Gladstone Commercial Lending may acquire interests in real property or mortgage loans in exchange for the issuance of limited partnership units, for cash or through a combination of both. Units issued by our Operating Partnership generally will be redeemable for cash or, at our election, shares of our common stock on a one-for-one basis. However, we may in the future also conduct some of our business and hold some of our interests in real properties or mortgage loans through one or more wholly-owned subsidiaries that are not owned, directly or indirectly, through our Operating Partnership or Gladstone Commercial Lending. We have not issued any limited partnership units to date.

Property Acquisitions and Net Leasing

To date, we have purchased a majority of our properties from owners that have leased their properties to non-affiliated tenants, and while we have engaged in some transactions with tenants who have consummated sale-leaseback transactions, these transactions do not comprise the dominant portion of our portfolio. We expect that some of our sale-leaseback transactions will be in conjunction with acquisitions, recapitalizations or other corporate transactions affecting our tenants. In these transactions, we may act as one of several sources of financing for these transactions by purchasing one or more properties from the tenant and by net leasing it to the tenant or its successor in interest. For a discussion of the risks associated with leasing property to leveraged tenants, see "*Risk Factors—Highly leveraged tenants and borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to our stockholders.*"

In limited circumstances, we have granted tenants an option to purchase the leased property, and we anticipate granting these options to select tenants in the future. In these cases, we generally seek to fix the option purchase price at the greater of our purchase price for the property and the fair market value of the property at the time the option is exercised.

Our portfolio consists primarily of single-tenant commercial and industrial real property; however, we also own and consider for ownership multi-tenant commercial and industrial properties, as well as retail and medical properties. Generally, we lease properties to tenants that our Adviser deems creditworthy under leases that will be full recourse obligations of our tenants or their affiliates. In most cases, our leases will be "triple net leases" that require the tenant to pay all the operating costs, costs of maintenance, insurance and real estate taxes on the property. We seek to obtain lease terms of approximately 10 to 15 years with built-in rental increases.

Investments in Mortgage Loans

Although we expect to make investments in mortgage loans sparingly, we may elect to structure our investment in a particular property as a mortgage loan secured by the property in situations where a standard net lease transaction would have an adverse tax impact on the seller of a property or would otherwise be inappropriate for us. We anticipate that most of our lending transactions will be loans secured by industrial or commercial property. Our Adviser will attempt to structure mortgage loans in a manner that would provide us with current income substantially similar to that which we could expect to receive had the investment been structured as a net lease transaction.

To the extent that we invest in mortgage loans, we will generally originate those loans. However, we may also purchase mortgage loans from banks, CMBS pools or other lenders if such transactions are consistent with our investment objectives. Our Adviser will service the mortgage loans in our portfolio by monitoring the collection of monthly principal and interest payments on our behalf. There were no mortgage loans outstanding as of December 31, 2012.

Underwriting Criteria, Due Diligence Process and Negotiating Lease Provisions

We consider underwriting of the real estate and the tenant for the property (or the borrower in the case of a mortgage loan) to be the most important aspects of making an investment. Evaluating the creditworthiness of the tenant or borrower and its ability to generate sufficient cash flow to make payments to us pursuant to the lease or the mortgage loan is the most important aspect of our underwriting procedures. In analyzing potential acquisitions of properties and leases, our Adviser reviews all aspects of the potential transaction, including tenant and real estate fundamentals, to determine whether potential acquisitions and leases can be structured to satisfy our acquisition criteria. The criteria listed below provide general guideposts that our Adviser may consider when underwriting leases and mortgage loans:

- *Credit Evaluation.* Our Adviser evaluates each potential tenant for its creditworthiness, considering factors such as the rating by a national credit rating agency, if any, management experience, industry position and fundamentals, operating history and capital structure. Currently, 66.0% of our tenants are rated by a national credit rating agency. A prospective tenant that is deemed creditworthy does not necessarily mean that we will consider the tenant's property to be "investment grade." Our Adviser seeks tenants that range from small businesses, many of which do not have publicly rated debt, to large public companies. Our Adviser's investment professionals have substantial experience in locating and financing these types of companies. By leasing properties to these tenants, we believe that we will generally be able to charge rent that is higher than the rent charged to tenants with unleveraged balance sheets and recognized credit, thereby enhancing current return from these properties as compared with properties leased to companies whose credit potential has already been recognized by the market. Furthermore, if a tenant's credit improves, the value of our lease or investment will likely increase (if all other factors affecting value remain unchanged). In evaluating a possible investment, we believe that the creditworthiness of a prospective tenant is normally a more significant factor than the unleased value of the property itself. While our Adviser selects tenants it believes to be creditworthy, tenants are not required to meet any minimum rating established by an independent credit rating agency. Our Adviser's standards for determining whether a particular tenant is creditworthy vary in accordance with a variety of factors relating to specific prospective tenants. The creditworthiness of a tenant is determined on a tenant-by-tenant and case-by-case basis. Therefore, general standards for creditworthiness cannot be applied.

- *Leases with Increasing Rent.* Our Adviser seeks to include a clause in each lease that provides for annual rent escalations over the term of the lease. These increases will generally be fixed; however certain of our leases are tied to increases in indices, such as the consumer price index.

- *Diversification.* Our Adviser attempts to diversify our portfolio to avoid dependence on any one particular tenant, facility type, geographic location or tenant industry. By diversifying our portfolio, our Adviser intends to reduce the adverse effect of a single under-performing investment or a downturn in any particular industry or geographic region. Please see Item 2 of this Form 10-K for a summary of our portfolio by industry and geographic location.

- *Property Valuation.* The business prospects and the financial strength of the tenant are important aspects of the evaluation of any sale and leaseback of property, or acquisition of property subject to a net lease, particularly a property that is specifically suited to the needs of the tenant. We generally require quarterly unaudited and annual audited financial statements of the tenant in order to continuously monitor the financial performance of the tenant. Our Adviser evaluates the financial capability of the tenant and its ability to perform per the terms of the lease, including obtaining certificates of insurance and verifying payment of real estate taxes on an annual basis. Our Adviser may also examine the available operating results of prospective investment properties to determine whether or not projected rental levels are likely to be met. Our Adviser then computes the value of the property based on historical and projected operating results. In addition, each property that we propose to purchase is appraised by an independent appraiser. These appraisals may take into consideration, among other things, the terms and conditions of the particular lease transaction and the conditions of the credit markets at the time the purchase is negotiated. We generally limit our property acquisition cost to less than 10% of our consolidated total assets.

- *Properties Important to Tenant Operations.* Our Adviser generally seeks to acquire investment properties that are essential or important to the ongoing operations of the prospective tenant. We believe that these investment properties provide better protection in the event a tenant becomes bankrupt, as leases on properties essential or important to the operations of a bankrupt tenant are typically less likely to be rejected in bankruptcy or otherwise terminated.

- *Lease Provisions that Enhance and Protect Value.* When appropriate, our Adviser attempts to include provisions in our leases that require our consent to specified tenant activity or require the tenant to satisfy specific operating tests. These provisions may include, for example, operational or financial covenants of the tenant, as well as indemnification of us by the tenant against environmental and other contingent liabilities. We believe that these provisions serve to protect our investments from changes in the operating and financial characteristics of a tenant that may impact its ability to satisfy its obligations to us or that could reduce the value of our properties. Our Adviser generally also seeks covenants requiring tenants to receive our consent prior to any change in control of the tenant.

- *Credit Enhancement.* Our Adviser may also seek to enhance the likelihood of a tenant's lease obligations being satisfied through a cross-default with other tenant obligations, a letter of credit or a guaranty of lease obligations from each tenant's corporate parent. We believe that this type of credit enhancement, if obtained, provides us with additional financial security.

Underwriting of the Real Estate and Due Diligence Process

In addition to underwriting the tenant or borrower, our Adviser also underwrites the real estate to be acquired or secured by one of our mortgages. On our behalf, our Adviser performs a due diligence review with respect to each property, such as evaluating the physical condition of a property, zoning and site requirements to ensure the property is in compliance with all zoning regulations as well as an environmental site assessment, in an attempt to determine potential environmental liabilities associated with a property prior to its acquisition, although there can be no assurance that hazardous substances or wastes (as defined by present or future federal or state laws or regulations) will not be discovered on the property after we acquire it. We could incur significant costs related to government regulation and private litigation over environmental matters. See "*Risk Factors – We could be exposed to liability and remedial costs related to environmental matters.*"

Our Adviser also reviews the structural soundness of the improvements on the property and may engage a structural engineer to review all aspects of the structures in order to determine the longevity of each building on the property. This review normally also includes the components of each building, such as the roof, the structure and configuration, the electrical wiring, the heating and air-conditioning system, the plumbing, parking lot and various other aspects such as compliance with state and federal building codes.

Our Adviser also physically inspects the real estate and surrounding real estate as part of determining the value of the real estate. All of our Adviser's due diligence is aimed at arriving at a valuation of the real estate under the assumption that it was not rented to the tenant that we are considering. As part of this process, our Adviser may consider one or more of the following items:

- The comparable value of similar real estate in the same general area of the prospective property. In this regard, comparable property is difficult to define because each piece of real estate has its own distinct characteristics. But to the extent possible, comparable property in the area that has sold or is for sale will be used to determine if the price to be paid for the property is reasonable. The question of comparable properties' sale prices is particularly relevant if a property might be sold by us at a later date.

- An assessment of the relative flexibility of the building configuration and its ability to be re-leased to other users.

- The comparable real estate rental rates for similar properties in the same area of the prospective property.

- Alternative property uses that may offer higher value.

- The cost of replacing the property if it were to be sold.

- The assessed value as determined by the local real estate taxing authority.

In addition, our Adviser supplements its valuation with a real estate appraisal in connection with each investment that we consider. When appropriate, our Adviser may engage experts to undertake some or all of the due diligence efforts described above.

Use of Leverage

Non-recourse Financing

We use long-term mortgage borrowings as a financing mechanism in amounts that we believe will maximize the return to our stockholders. Currently, the majority of our long-term mortgage borrowings are structured as non-recourse to us, and we intend to structure any medium-term mortgages in the same manner, with limited exceptions that would trigger recourse to us only upon the occurrence of certain fraud, misconduct, environmental or bankruptcy events. The use of non-recourse financing allows us to limit our exposure to the amount of equity invested in the properties pledged as collateral for our borrowings. Non-recourse financing generally restricts a lender's claim on the assets of the borrower, and as a result, the lender generally may look only to the property securing the debt for satisfaction of the debt. We believe that this financing strategy, to the extent available, protects our other assets. However, we can provide no assurance that non-recourse financing will be available on terms acceptable to us, or at all, and there may be circumstances where lenders have recourse to our other assets. There is no limitation on the amount we may borrow against any single investment property.

We believe that, by operating on a leveraged basis, we will have more funds available and, therefore, will make more investments than would otherwise be possible if we operated on a non-leveraged basis. We believe that this creates a more diversified portfolio and maximizes potential returns to our stockholders. We may refinance properties during the term of a loan when we believe it is advantageous.

Recourse Financing

To a much lesser extent, we use recourse financing. Of the $359.2 million in long-term mortgages outstanding, only $2.0 million is recourse to the Company. In addition, borrowings under our $75.0 million Line of Credit, which is secured by those properties pledged to the borrowing base under the Line of Credit, is considered recourse financing, which means that our Line of Credit lenders have a claim against our pledged assets. We intend to use our existing Line of Credit as a warehouse line of credit whereby we borrow on a short-term basis until long-term financing can be arranged.

Conflict of Interest Policy

We have adopted policies to reduce potential conflicts of interest. In addition, our directors are subject to certain provisions of Maryland law that are designed to minimize conflicts. However, we cannot assure you that these policies or provisions of law will reduce or eliminate the influence of these conflicts.

Under our current conflict of interest policy, without the approval of a majority of our independent directors, we will not:

- acquire from or sell to any of our officers, directors or our Adviser's employees, or any entity in which any of our officers, directors or Adviser's employees has an interest of more than 5%, any assets or other property;

- borrow from any of our directors, officers or our Adviser's employees, or any entity, in which any of our officers, directors or our Adviser's employees has an interest of more than 5% or;

- engage in any other transaction with any of our directors, officers or our Adviser's employees, or any entity in which any of our directors, officers or our Adviser's employees has an interest of more than 5% (except that our Adviser may lease office space in a building that we own, provided that the rental rate under the lease is determined by our independent directors to be at a fair market rate).

Our policy also prohibits us from purchasing any real property owned by or co-investing with our Adviser, any of its affiliates or any business in which our Adviser or any of its subsidiaries have invested, except that we may lease property to existing and prospective portfolio companies of current or future affiliates, such as Gladstone Capital Corporation or Gladstone Investment Corporation and other entities advised by our Adviser, so long as that entity does not control the portfolio company and the transaction is approved by both companies' Board of Directors. If we decide to change this policy on co-investments with our Adviser or its affiliates, we will seek our stockholders' approval.

Future Revisions in Policies and Strategies

Our independent directors periodically review our investment policies to evaluate whether they are in the best interests of us and our stockholders. Our investment procedures, objectives and policies may vary as new investment techniques are developed or as regulatory requirements change, and except as otherwise provided in our charter or bylaws, may be altered by a majority of our directors (including a majority of our independent directors) without the approval of our stockholders, to the extent that our Board of Directors determines that such modification is in the best interest of our stockholders. Among other factors, developments in the market which affect the policies and strategies described in this report or which change our assessment of the market may cause our Board of Directors to revise our investment policies and strategies.

Code of Ethics

The Company and its affiliates, , Gladstone Capital Corporation, Gladstone Investment Corporation, Gladstone Land Corporation, Gladstone Management Corporation, Gladstone Administration, LLC, and Gladstone Securities, LLC have adopted a code of ethics and business conduct applicable to all personnel of such companies that complies with the guidelines set forth in Item 406 of Regulation S-K of the Securities Act of 1933. This code establishes procedures for personal investments, restricts certain transactions by such personnel and requires the reporting of certain transactions and holdings by such personnel. A copy of this code is available for review, free of charge, at our website at www.GladstoneCommercial.com. We intend to provide any required disclosure of any amendments to or waivers of the provisions of this code by posting information regarding any such amendment or waiver to our website within four days of its effectiveness.

Our Adviser and Administrator

Our business is managed by Gladstone Management Corporation, or our Adviser. The officers, directors and employees of our Adviser have significant experience in making investments in and lending to businesses of all sizes, including investing in real estate and making mortgage loans. We have entered into an Investment Advisory Agreement with our Adviser, or the Advisory Agreement, under which our Adviser is responsible for managing our assets and liabilities, for operating our business on a day-to-day basis and for identifying, evaluating, negotiating and consummating investment transactions consistent with our investment policies as determined by our Board of Directors from time to time. Gladstone Administrations, LLC, or our Administrator, employs our chief financial officer and treasurer, chief compliance officer, internal counsel and their respective staffs.

David Gladstone, our chairman and chief executive officer, is also the chairman, chief executive officer and the controlling stockholder of our Adviser. Terry Lee Brubaker, our vice chairman and chief operating officer and a member of our Board of Directors, also serves in the same capacities for our Adviser.

Our Adviser maintains an investment committee that approves each of our investments. This investment committee is currently comprised of Messrs. Gladstone and Brubaker. We believe that the review process of our Adviser's investment committee gives us a unique competitive advantage over other REITs because of the substantial experience that the members possess and their unique perspective in evaluating the blend of corporate credit, real estate and lease terms that collectively provide an acceptable risk for our investments.

Our Adviser's board of directors has empowered its investment committee to authorize and approve our investments, subject to the terms of the Advisory Agreement. Before we acquire any property, the transaction is reviewed by our Adviser's investment committee to ensure that, in its view, the proposed transaction satisfies our investment criteria and is within our investment policies. Approval by our Adviser's investment committee is generally the final step in the property acquisition approval process, although the separate approval of our Board of Directors is required in certain circumstances described below. For further detail on this process, please see "*Investment Policies and Policies with Respect to Certain Activities - Underwriting Criteria, Due Diligence Process and Negotiating Lease Provisions.*"

Our Adviser is headquartered in McLean, Virginia, a suburb of Washington D.C., and also has offices in several other states.

Investment Advisory and Administration Agreements

Many of the services performed by our Adviser and Administrator in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions which our Adviser and Administrator perform for us pursuant to the terms of the Advisory and Administration Agreements, respectively.

Investment Advisory Agreement

Under the terms of the Advisory Agreement, we are responsible for all expenses incurred for our direct benefit. Examples of these expenses include legal, accounting, interest on short-term debt and mortgages, tax preparation, directors' and officers' insurance, stock transfer services, stockholder-related fees, consulting and related fees. In addition, we are also responsible for all fees charged by third parties that are directly related to our business, which include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees (although we may be able to pass some or all of such fees on to our tenants and borrowers).

Management Services and Fees under the Advisory Agreement

The Advisory Agreement provides for an annual base management fee equal to 2.0% of our total stockholders' equity, less the recorded value of any preferred stock, and an incentive fee based on FFO. Our Adviser does not charge acquisition or disposition fees when we acquire or dispose of properties as is common in other externally managed REITs. Furthermore, there are no fees charged when our Adviser secures long or short-term credit or arranges mortgage loans on our properties; however, our Adviser may earn fee income from our borrowers, tenants or other sources. This fee income earned by our Adviser, or a portion thereof, may, at the sole discretion of the Board of Directors, be credited against our base management fee as a rebate to the base management fee.

For purposes of calculating the incentive fee, FFO includes any realized capital gains and capital losses, less any distributions paid on preferred stock and senior common stock, but FFO does not include any unrealized capital gains or losses. The incentive fee would reward our Adviser if our quarterly FFO, before giving effect to any incentive fee, or pre-incentive fee FFO, exceeds 1.75%, or the hurdle rate, of total stockholders' equity, less the recorded value of any preferred stock. We pay our Adviser an incentive fee with respect to our pre-incentive fee FFO quarterly as follows:

- no incentive fee in any calendar quarter in which our pre-incentive fee FFO does not exceed the hurdle rate of 1.75% (7% annualized);

- 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% in any calendar quarter (8.75% annualized); and

- 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on FFO

Pre-incentive fee FFO
(expressed as a percentage of total common stockholders' equity)


0
1.75%
2.1875%
0%
100%
20%

Percentage of pre-incentive fee FFO allocated to incentive fee

The incentive fee may be reduced because of our Line of Credit covenant which limits distributions to our stockholders to 95% of FFO with acquisition-related costs that are required to be expensed under Accounting Standards Codification, or ASC 805, Business Combinations, added back to FFO.

Administration Agreement

Under the terms of the Administration Agreement, we pay separately for our allocable portion of our Administrator's overhead expenses in performing its obligations to us including, but not limited to, rent and our allocable portion of the salaries and benefits expenses of our Administrator's employees, including, but not limited to, our chief financial officer and treasurer, chief compliance officer, internal counsel and their respective staffs. Our allocable portion of expenses is derived by multiplying our Administrator's total expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies managed by our Adviser under similar agreements.

Adviser Duties and Authority under the Advisory Agreement

Under the terms of the Advisory Agreement, our Adviser is required to use its best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by our Board of Directors. In performing its duties, our Adviser, either directly or indirectly by engaging an affiliate:

- finds, evaluates and enters into contracts to purchase real estate and make mortgage loans on our behalf in compliance with our investment procedures, objectives and policies, subject to approval of our Board of Directors, where required;
- provides advice to us and acts on our behalf with respect to the negotiation, acquisition, financing, refinancing, holding, leasing and disposition of real estate investments;
- takes the actions and obtains the services necessary to effect the negotiation, acquisition, financing, refinancing, holding, leasing and disposition of real estate investments; and
- provides day-to-day management of our business activities and other administrative services for us as requested by our Board of Directors.

Our Board of Directors has authorized our Adviser to make investments in any property on our behalf without the prior approval of our Board of Directors if the following conditions are satisfied:

- our Adviser has obtained an independent appraisal for the property indicating that the total cost of the property does not exceed its appraised value; and
- our Adviser has concluded that the property, in conjunction with our other investments and proposed investments, is reasonably expected to fulfill our investment objectives and policies as established by our Board of Directors then in effect.

The actual terms and conditions of transactions involving investments in properties and mortgage loans are determined at the sole discretion of our Adviser, subject at all times to compliance with the foregoing requirements. Some types of transactions, however, require the prior approval of our Board of Directors, including a majority of our independent directors, including the following:

- loans not secured or otherwise supported by real property;
- any acquisition or mortgage loan which at the time of investment would have a cost exceeding 20% of our total assets;
- transactions that involve conflicts of interest with our Adviser (other than reimbursement of expenses in accordance with the Advisory Agreement); and
- the lease of assets to our Adviser, its affiliates or any of our officers or directors.

Our Adviser and Administrator also engage in other business ventures and, as a result, their resources are not dedicated exclusively to our business. For example, our Adviser and Administrator also serve as the external adviser to Gladstone Capital Corporation and Gladstone Investment Corporation, both publicly traded business development companies affiliated with us, and Gladstone Land Corporation, a publicly traded agricultural real estate company. However, under the Advisory Agreement, our Adviser is required to devote sufficient resources to the administration of our affairs to discharge its obligations under the agreement. The Advisory Agreement is not assignable or transferable by either us or our Adviser without the consent of the other party, except that our Adviser may assign the Advisory Agreement to an affiliate for whom our Adviser agrees to guarantee its obligations to us. Either we or our Adviser may assign or transfer the Advisory Agreement to a successor entity.

Dealer Manager Agreement

In connection with the offering of our senior common stock, or Senior Common Stock, we entered into a Dealer Manager Agreement, dated March 25, 2011, or the Dealer Manager Agreement, with Gladstone Securities, LLC, or the Dealer Manager, pursuant to which the Dealer Manager agreed to act as our exclusive dealer manager in connection with the offering. The Dealer Manager is an affiliate of ours, as its parent company is controlled by Mr. David Gladstone, our chairman and chief executive officer. Pursuant to the terms of the Dealer Manager Agreement, the Dealer Manager is entitled to receive a sales commission in the amount of 7.0% of the gross proceeds of the shares of Senior Common Stock sold, plus a dealer manager fee in the amount of 3.0% of the gross proceeds of the shares of Senior Common Stock sold. In addition, we have agreed to indemnify the Dealer Manager against various liabilities, including certain liabilities arising under the federal securities laws. We made payments of approximately $173,000 and $5,000 of payments during the years ended December 31, 2012 and 2011, respectively, to the Dealer Manager pursuant to the Dealer Manager Agreement. The offering of our senior common stock terminates on March 28, 2013; however, we may extend the term of this program.

Employees

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of our Adviser and our Administrator pursuant to the terms of the Advisory Agreement and the Administration Agreement, respectively. Each of our executive officers is an employee or officer, or both, of our Adviser or our Administrator. No employee of our Adviser or our Administrator will dedicate all of his or her time to us. However, we expect that a total of 15 to 20 full time employees of our Adviser and our Administrator will spend substantial time on our matters during calendar year 2013. To the extent that we acquire more investments, we anticipate that the number of employees of our Adviser and our Administrator who devote time to our matters will increase.

As of December 31, 2012, our Adviser and Administrator collectively had 56 full-time employees. A breakdown of these employees is summarized by functional area in the table below:

Number of Individuals	Functional Area
10	Executive Management
34	Investment Management, Portfolio Management and Due Diligence
12	Administration, Accounting, Compliance, Human Resources, Legal and Treasury

Competition

We compete with a number of other real estate companies and traditional mortgage lenders, many of whom have greater marketing and financial resources than we do. Principal factors of competition in our primary business of investing in and owning leased industrial, commercial and retail real property are the quality of properties, leasing terms, attractiveness and convenience of location. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants and borrowers, availability and cost of capital, taxes and governmental regulations.

Available Information

Copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments, if any, to those reports filed or furnished with the Securities and Exchange Commission, or SEC, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge through our website at www.GladstoneCommercial.com. A request for any of these reports may also be submitted to us by sending a written request addressed to Investor Relations, Gladstone Commercial Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102, or by calling our toll-free investor relations line at 1-866-366-5745. The public may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors.

An investment in our securities involves a number of significant risks and other factors relating to our structure and investment objectives. As a result, we cannot assure you that we will achieve our investment objectives. You should consider carefully the following information before making an investment in our securities.

Risks related to the economy

The recent turmoil in negotiations in the United States (U.S.) Congress to increase taxes, reduce spending and raise the debt limit and the uncertainty of its impact to taxes and spending and the economic crisis in Europe could negatively impact our liquidity, financial condition and earnings.

Recent U.S. budget deficit concerns, together with continued signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. Although U.S. lawmakers passed legislation to increase taxes on income levels above a certain threshold in January 2013, they have delayed the decision to address spending cuts and the raising of the federal debt ceiling until later in 2013. The U.S. is currently on pace to reach its debt ceiling limit at the end of February 2013. The uncertainty surrounding the outcome of these decisions and the ability of the U.S. government to raise the federal debt ceiling could cause the ratings agencies to lower the long-term sovereign credit rating on the U.S. again. The sovereign credit rating was lowered from "AAA" to "AA+" in August 2011. The impact of this or any further downgrades to the U.S. government's sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. There can be no assurance that governmental or other measures to aid economic recovery will be effective. These developments and the government's credit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, a further decrease to the U.S. credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our stock price. Continued adverse economic conditions could have a material adverse effect on one or more of our tenants, or our business, financial condition and results of operations.

The current state of the economy and the capital markets increases the possibility of adverse effects on our financial position, results of operations and the market price of our securities.

Over the last five years, the U.S. capital markets have experienced significant price volatility and liquidity disruptions, which have caused market prices of many stocks and debt securities to fluctuate substantially and the spreads on prospective debt financings to widen considerably. We believe that it will be a few more years before the U.S. fully recovers from the recession. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in certain cases have resulted in the lack of availability of certain types of financing. Continued uncertainty in the stock and credit markets may negatively impact our ability to access additional financing at reasonable terms, which may negatively affect our ability to make acquisitions. These disruptions in the financial markets also may have a material adverse effect on the market value of our common and preferred stock and the lease rates we can charge for our properties, as well as other unknown adverse effects on us or the economy in general. In addition, the continued challenging economic conditions could still materially and adversely impact the financial condition of one or more of our tenants and, therefore, could increase the likelihood that a tenant may declare bankruptcy or default upon its payment obligations arising under a related lease.

Inflation may adversely affect our financial condition and results of operations.

Although inflation has not materially impacted our results of operations in the past, increased inflation could have a more pronounced negative impact on our results of operations. During times when inflation is greater than increases in rent, as provided for in our leases, rent increases may not keep up with the rate of inflation. Likewise, even though triple net leases reduce our exposure to rising property expenses due to inflation, substantial inflationary pressures and increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants' ability to pay rent.

Risks related to our financing

Our Line of Credit contains various covenants which, if not complied with, could accelerate our repayment obligations, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions to stockholders.

The agreement governing our Line of Credit requires us to comply with certain financial and operational covenants. These covenants require us to, among other things, maintain certain financial ratios, including fixed charge coverage, debt service coverage and a minimum net worth. We are also required to limit our distributions to stockholders to 95% of our FFO, and continued compliance with this covenant may require us to limit our distributions to stockholders. As of December 31, 2012, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, and could be impacted by current or future economic conditions, and thus there are no assurances that we will continue to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to obtain a waiver from the lenders, could accelerate our repayment obligations under the Line of Credit and thereby have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay distributions to stockholders.

Our business strategy relies heavily on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions to stockholders, risks associated with balloon payments, and risk of loss of our equity upon foreclosure.

We use leverage so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. If the income generated by our properties and other assets fails to cover our debt service, we could be forced to reduce or eliminate distributions to our stockholders and may experience losses.

Our ability to achieve our investment objectives will be affected by our ability to borrow money in sufficient amounts and on favorable terms. We expect that we will borrow money that will be secured by our properties and that these financing arrangements will contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. Accordingly, we may be unable to obtain the degree of leverage we believe to be optimal, which may cause us to have less cash for distribution to stockholders than we would have with an optimal amount of leverage. Our use of leverage could also make us more vulnerable to a downturn in our business or the economy, as it may become difficult to meet our debt service obligations if our cash flows are reduced due to tenant defaults. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our securities.

Some of our debt financing arrangements may require us to make lump-sum or "balloon" payments at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or to sell the financed property. At the time the balloon payment is due, we may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment, which could adversely affect the amount of distributions to our stockholders.

We intend to acquire additional properties by using our Line of Credit and by continuing to seek long-term financing, where we will borrow all or a portion of the purchase price of a potential acquisition and securing the loan with a mortgage on some or all of our existing real property. The market for long-term mortgages has been limited for some time; however, we have recently seen mid-to-long-term (5 to 10 year) mortgages become more obtainable. The CMBS market has made a comeback over the past year, but it is much more conservative than it was prior to the recession and the pricing in the market remains somewhat volatile. Consequently, we are looking to regional banks, insurance companies and other non-bank lenders, and, to a lesser extent, the CMBS market to issue mortgages to finance our real estate activities. As of December 31, 2012, we had obtained approximately $359.2 million in long-term financing, which we have used to acquire additional properties. If we are unable to make our debt payments as required, a lender could foreclose on the property securing its loan. This could cause us to lose part or all of our investment in such property which in turn could cause the value of our securities or the amount of distributions to our stockholders to be reduced.

A change in the value of our assets could cause us to experience a cash shortfall, be in default of our loan covenants, lose management control or incur a charge for the impairment of assets.

We borrow on a secured basis under the Line of Credit. A significant reduction in value of the assets secured as collateral could require us to post additional assets or pay down the balance of the Line of Credit. Although we believe that we have significant excess collateral and capacity, future asset values are uncertain. If we were unable to meet a request to add collateral to the Line of Credit, this inability could have a material adverse affect on our liquidity and our ability to meet our loan covenants. We may determine that the value of an individual asset, or group of assets, was impaired, and that we may need to record a charge to write-down the value of the asset to reflect its current estimated value based upon its intended use.

Interest rate changes may adversely affect our results of operations.

We may experience interest rate volatility in connection with mortgage loans on our properties or other variable-rate debt that we may obtain from time to time. Certain of our leases contain escalations based on market interest rates and the interest rate on our existing Line of Credit is variable. Although we seek to mitigate this risk by structuring such provisions to contain a minimum interest rate or escalation rate, as applicable, these features do not eliminate this risk. We are also exposed to the effects of interest rate changes as a result of holding cash and cash equivalents in short-term, interest-bearing investments. We have not entered into any derivative contracts to attempt to further manage our exposure to interest rate fluctuations. A significant change in interest rates could have an adverse impact on our results of operations.

Risks related to the real estate industry

We are subject to certain risks associated with real estate ownership and lending which could reduce the value of our investments.

Our investments include net leased industrial, commercial and retail property. Our performance, and the value of our investments, is subject to risks inherent to the ownership and operation of these types of properties, including:

• changes in the general economic climate;

• changes in local conditions such as an oversupply of space or reduction in demand for real estate;

• changes in interest rates and the availability of financing;

• competition from other available space; and

• changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

The debt obligations of our tenants are dependent upon certain factors, which neither we nor our tenants or borrowers control, such as national, local and regional business and economic conditions, government economic policies, and the level of interest rates. As discussed in "*Risks related to the economy*" above, the credit markets have tightened resulting in a significant contraction in available liquidity. Accordingly, the credit market constraints and recession may increase the operating expenses of our tenants and decrease their ability to make lease payments, and thereby adversely affect our liquidity, financial condition, results of operations and ability to pay distributions to our stockholders.

Competition for the acquisition of real estate may impede our ability to make acquisitions or increase the cost of these acquisitions.

We compete with many other entities to acquire properties, including financial institutions, institutional pension funds, other REITs, other public and private real estate companies and private real estate investors. These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for real estate. Our competitors may have greater resources than we do, and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties.

Our ownership of properties through ground leases exposes us to risks which are different than those resulting from our ownership of fee title to other properties.

We have acquired an interest in certain of our properties by acquiring a leasehold interest in the land underlying the property, and we may acquire additional properties in the future that are subject to similar ground leases. In this situation, we have no economic interest in the land underlying the property and do not control this land. We do not control the underlying land and this type of ownership interest poses potential risks for our business because (i) if the ground lease terminates for any reason, we will lose our interest in the property, including any investment that we made in the property, (ii) if our tenant defaults under the previously existing lease, we will continue to be obligated to meet the terms and conditions of the ground lease without the annual amount of ground lease payments reimbursable to us by the tenant, and (iii) if the third party owning the land under the ground lease disrupts our use either permanently or for a significant period of time, then the value of our assets could be impaired and our results of operations could be adversely affected.

Risks related to our tenants, borrowers and properties

Highly leveraged tenants and borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to our stockholders.

Some of our tenants and borrowers may have recently been either restructured using leverage, or acquired in a leveraged transaction. Tenants and borrowers that are subject to significant debt obligations may be unable to make their rent or mortgage payments if there are adverse changes to their businesses or because of the impact of the recent recession discussed in "*Risks related to the economy.*" Tenants that have experienced leveraged restructurings or acquisitions will generally have substantially greater debt and substantially lower net worth than they had prior to the leveraged transaction. In addition, the payment of rent and debt service may reduce the working capital available to leveraged entities and prevent them from devoting the resources necessary to remain competitive in their industries.

In situations where management of the tenant or borrower will change after a transaction, it may be difficult for our Adviser to determine with reasonable certainty the likelihood of the tenant's or borrower's business success and of its ability to pay rent or make mortgage payments throughout the lease or loan term. These companies generally are more vulnerable to adverse economic and business conditions, and increases in interest rates.

Leveraged tenants and borrowers are more susceptible to bankruptcy than unleveraged tenants. Bankruptcy of a tenant or borrower could cause:

- the loss of lease or mortgage payments to us;
- an increase in the costs we incur to carry the property occupied by such tenant;
- a reduction in the value of our securities; or
- a decrease in distributions to our stockholders.

Under bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of continuing or terminating any unexpired lease. If a bankrupt tenant terminates a lease with us, any claim we might have for breach of the lease (excluding a claim against collateral securing the claim) will be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year's lease payments or 15% of the remaining lease payments payable under the lease (but no more than three years' lease payments). In addition, due to the long-term nature of our leases and terms providing for the repurchase of a property by the tenant, a bankruptcy court could re-characterize a net lease transaction as a secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor.

Net leases may not result in fair market lease rates over time.

We expect a large portion of our rental income to come from net leases and net leases frequently provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to sublease the property, subject to our approval, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Further, net leases are typically for longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our income and distributions to our stockholders could be lower than they would otherwise be if we did not engage in net leases.

Many of our tenants are small and medium sized businesses, which exposes us to additional risks unique to these entities.

Leasing real property or making mortgage loans to small and medium-sized businesses exposes us to a number of unique risks related to these entities, including the following:

- *Small and medium-sized businesses may have limited financial resources and may not be able to make their lease or mortgage payments on a timely basis, or at all.* A small or medium-sized tenant or borrower may be more likely to have difficulty making its lease or mortgage payments when it experiences adverse events, such as the failure to meet its business plan, a downturn in its industry or negative economic conditions because its financial resources may be more limited. In addition, because of the lack of available credit in the current marketplace for small and medium-sized businesses, as discussed in "*Risks related to the economy*" above, our tenants might not be able to obtain the financing necessary to fund their working capital, which could hinder their ability to make their lease or mortgage payment on a timely basis, or at all.
- *Small and medium-sized businesses typically have narrower product lines and smaller market shares than large businesses.* Because our target tenants and borrowers are typically smaller businesses that may have narrower product lines and smaller market share, they will tend to be more vulnerable to competitors' actions and market conditions, as well as general economic downturns. In addition, our target tenants and borrowers may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities and a larger number of qualified managerial and technical personnel.

- *There is generally little or no publicly available information about our target tenants and borrowers.* Many of our tenants and borrowers are likely to be privately owned businesses, about which there is generally little or no publicly available operating and financial information. As a result, we will rely on our Adviser to perform due diligence investigations of these tenants and borrowers, their operations and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations.

- *Small and medium-sized businesses generally have less predictable operating results.* We expect that many of our tenants and borrowers may experience significant fluctuations in their operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive positions, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our tenants and borrowers may not meet net income, cash flow and other coverage tests typically imposed by their senior lenders. The failure of a tenant or borrower to satisfy financial or operating covenants imposed by senior lenders could lead to defaults and, potentially, foreclosure on credit facilities, which could additionally trigger cross-defaults in other agreements. If this were to occur, it is possible that the ability of the tenant or borrower to make required payments to us would be jeopardized.

- *Small and medium-sized businesses are more likely to be dependent on one or two persons.* Typically, the success of a small or medium-sized business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our tenant or borrower and, in turn, on us.

- *Small and medium-sized businesses may have limited operating histories.* While we intend to target as tenants and borrowers stable companies with proven track records, we may lease properties or lend money to new companies that meet our other investment criteria. Many of these new companies may be small and medium-sized businesses. Tenants or borrowers with limited operating histories will be exposed to all of the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.

We may not have funding for future tenant improvements, which may be required to secure tenants for vacant space.

When a tenant at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract one or more new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to re-lease the vacated space. We cannot assure you that we will have sufficient sources of funding available to us for such purposes in the future and therefore may have difficulty in securing a replacement tenant.

Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and could harm our financial condition and ability to make distributions.

To the extent the properties are not subject to triple-net leases, some significant expenditures, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. Should these events occur, our income and funds available for distribution could be adversely affected. In addition, as a REIT, we may be subject to a 100% tax on net income derived from the sale of property considered to be held primarily for sale to customers in the ordinary course of our business. We may seek to avoid this tax by complying with certain safe harbor rules that generally limit the number of properties we may sell in a given year, the aggregate expenditures made on such properties prior to their disposition, and how long we retain such properties before disposing of them. However, we can provide no assurance that we will always be able to comply with these safe harbors. If compliance is possible, the safe harbor rules may restrict our ability to sell assets in the future and achieve liquidity that may be necessary to fund distributions.

Our real estate investments may include special use and single or multi-tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

We focus our investments on commercial, industrial and retail properties, a number of which include manufacturing facilities, special use storage or warehouse facilities and special use single or multi-tenant properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity will limit our ability to quickly change our portfolio in response to changes in economic or other conditions. With these properties, if the current lease is terminated or not renewed or, in the case of a mortgage loan, if we take such property in foreclosure, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant or borrower due to the special purpose for which the property may have been designed.

These and other limitations may affect our ability to sell or re-lease properties without adversely affecting returns to our stockholders.

Our real estate investments have a limited number of tenants and are concentrated in a limited number of industries, which subjects us to an increased risk of significant loss if any one of these tenants is unable to pay or if particular industries experience downturns.

As of December 31, 2012, we owned 80 properties and had 65 tenants in these properties, and our 5 largest tenants accounted for approximately 20.1% of our total rental income. A consequence of a limited number of tenants is that the aggregate returns we realize may be materially adversely affected by the unfavorable performance of a small number of tenants. We do not have fixed guidelines for industry concentration and our investments could potentially be concentrated in relatively few industries. As of December 31, 2012, 14.4% of our total rental income was earned from tenants in the telecommunications industry, 12.3% was earned from tenants in the electronic industries, and 10.3% was earned from tenants in the healthcare industry. As a result, a downturn in an industry in which we have invested a significant portion of our total assets could have a material adverse effect on us.

The inability of a tenant in a single tenant property to pay rent will reduce our revenues and increase our carrying costs of the building.

Since most of our properties are occupied by a single tenant, the success of our investments will be materially dependent on the financial stability of these tenants. If a tenant defaults, our rental revenues would be reduced and our expenses associated with carrying the property would increase, as we would be responsible for payments such as taxes and insurance. Lease payment defaults by these tenants could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to make distributions to our stockholders.

If we cannot renew leases, we may be unable to re-lease our properties to other tenants at rates equal to or above the current market rate. Even if we can renew leases, tenants may be able to negotiate lower rates as a result of market conditions. Market conditions may also hinder our ability to lease vacant space in newly developed or redeveloped properties. In addition, we may enter into or acquire leases for properties that are specially suited to the needs of a particular tenant. Such properties may require renovations, tenant improvements or other concessions in order to lease them to other tenants if the initial leases terminate. Any of these factors could adversely impact our financial condition, results of operations, cash flow or our ability to pay distributions to our stockholders.

Liability for uninsured losses could adversely affect our financial condition.

Losses from disaster-type occurrences (such as wars, floods or earthquakes) may be either uninsurable or not insurable on economically viable terms. Should such a loss occur, we could lose our capital investment or anticipated profits and cash flow from one or more properties.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under various environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property, and an entity that arranges for the disposal or treatment of a hazardous or toxic substance or petroleum at another property may be held jointly and severally liable for the cost to investigate and clean up such property or other affected property. Such parties are known as potentially responsible parties, or PRPs. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the costs of any required investigation or cleanup of these substances can be substantial. PRPs are liable to the government as well as to other PRPs who may have claims for contribution. The liability is generally not limited under such laws and could exceed the property's value and the aggregate assets of the liable party. The presence of contamination or the failure to remediate contamination at our properties also may expose us to third-party liability for personal injury or property damage, or adversely affect our ability to sell, lease or develop the real property or to borrow using the real property as collateral.

Environmental laws also impose ongoing compliance requirements on owners and operators of real property. Environmental laws potentially affecting us address a wide variety of matters, including, but not limited to, asbestos-containing building materials, storage tanks, storm water and wastewater discharges, lead-based paint, wetlands and hazardous wastes. Failure to comply with these laws could result in fines and penalties and/or expose us to third-party liability. Some of our properties may have conditions that are subject to these requirements, and we could be liable for such fines or penalties and/or liable to third parties for those conditions.

We could be exposed to liability and remedial costs related to environmental matters.

Certain of our properties may contain, or may have contained, asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained and may impose fines and penalties on building owners and operators for failure to comply with these requirements. Also, certain of our properties may contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations create a potential for the release of petroleum products or other hazardous or toxic substances. Certain of our properties may contain, or may have contained, elevated radon levels. Third parties may be permitted by law to seek recovery from owners or operators for property damage and/or personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances and asbestos fibers. Also, certain of our properties may contain regulated wetlands that can delay or impede development or require costs to be incurred to mitigate the impact of any disturbance. Absent appropriate permits, we can be held responsible for restoring wetlands and be required to pay fines and penalties.

Certain of our properties may contain, or may have contained, microbial matter such as mold and mildew. The presence of microbial matter could adversely affect our results of operations. In addition, if any of our property is not properly connected to a water or sewer system, or if the integrity of such systems are breached, or if water intrusion into our buildings otherwise occurs, microbial matter or other contamination can develop. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. If this were to occur, we could incur significant remedial costs and we may also be subject to material private damage claims and awards. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. If we become subject to claims in this regard, it could materially and adversely affect us and our future insurability for such matters.

Independent environmental consultants conduct Phase I environmental site assessments on all of our acquisitions. Phase I environmental site assessments are intended to evaluate information regarding the environmental condition of the surveyed property and surrounding properties based generally on visual observations, interviews and certain publicly available databases. These assessments do not typically take into account all environmental issues including, but not limited to, testing of soil or groundwater or the possible presence of asbestos, lead-based paint, radon, wetlands or mold. The results of these assessments are addressed and could result in either a cancellation of the purchase, the requirement of the seller to remediate issues, or additional costs on our part to remediate the issue.

None of the previous site assessments revealed any past or present environmental liability that we believe would be material to us. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the assessments were conducted or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. We cannot assure you that costs of future environmental compliance will not affect our ability to make distributions or that such costs or other remedial measures will not be material to us.

If a sale-leaseback transaction is re-characterized in a tenant's bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were re-characterized as a joint venture, we could be treated as a co-venturer with our lessee with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and our ability to pay distributions to stockholders.

Our properties may be subject to impairment charges, which could adversely affect our results of operations.

We are required to periodically evaluate our properties for impairment indicators. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property, based upon its intended use, is less than the carrying value of the property. These estimates of cash flows are based upon factors such as expected future operating income, trends and prospects, as well as the effects of interest and capitalization rates, demand and occupancy, competition and other factors. Ongoing adverse market and economic conditions and market volatility make it difficult to value our properties. These factors may result in uncertainty in valuation estimates and instability in the estimated value of our properties which, in turn, could result in a substantial decrease in the value of the properties and significant impairment charges.

We continually assess our properties to determine if any impairments are necessary or appropriate. No assurance can be given that we will be able to recover the current carrying amount of our properties in the future. Our failure to do so would require us to recognize additional impairment charges for the period in which we reached that conclusion, which could materially and adversely affect us and our results of operations.

If we invest in mortgage loans, such investments may be affected by unfavorable real estate market conditions, including interest rate fluctuations, which could decrease the value of those loans and our results of operations.

If we invest in mortgage loans, we will be at risk of defaults by the borrowers on those mortgage loans as well as interest rate risks. To the extent we incur delays in liquidating such defaulted mortgage loans, we may not be able to obtain sufficient proceeds to repay all amounts due to us under the mortgage loans. Further, we will not know whether the values of the properties securing the mortgage loans will remain at the levels existing on the dates of origination of those mortgage loans. If the values of the underlying properties fall, our risk will increase because of the lower value of the security associated with such loans.

Risks related to our Adviser

We are dependent upon our key personnel, who are employed by our Adviser, for our future success, particularly David Gladstone, Terry Lee Brubaker and Robert Cutlip.

We are dependent on our senior management and other key management members to carry out our business and investment strategies. Our future success depends to a significant extent on the continued service and coordination of our senior management team, particularly David Gladstone, our chairman and chief executive officer, Terry Lee Brubaker, our vice chairman and chief operating officer, and Robert Cutlip, our president. The departure of any of our executive officers or key personnel employed by our Adviser could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.

Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Our ability to achieve our investment objectives and to pay distributions to our stockholders is dependent upon the performance of our Adviser in evaluating potential investments, selecting and negotiating property purchases and dispositions and mortgage loans, selecting tenants and borrowers, setting lease or mortgage loan terms and determining financing arrangements. Accomplishing these objectives on a cost-effective basis is largely a function of our Adviser's marketing capabilities, management of the investment process, ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. Our stockholders have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments and must rely entirely on the analytical and management abilities of our Adviser and the oversight of our Board of Directors. If our Adviser or our Board of Directors makes inadvisable investment or management decisions, our operations could be materially adversely impacted. As we grow, our Adviser may be required to hire, train, supervise and manage new employees. Our Adviser's failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

We may have conflicts of interest with our Adviser and other affiliates.

Our Adviser manages our business and locates, evaluates, recommends and negotiates the acquisition of our real estate investments. At the same time, our advisory agreement permits our Adviser to conduct other commercial activities and provide management and advisory services to other entities, including, but not limited to, Gladstone Capital Corporation, or Gladstone Capital, Gladstone Investment Corporation, or Gladstone Investment, and Gladstone Land Corporation, or Gladstone Land. Moreover, with the exception of our chief financial officer and treasurer, and president, all of our officers and directors are also officers and directors of Gladstone Capital and Gladstone Investment, which actively make loans to and invest in small and medium-sized companies. In addition, with the exception of our president, all of our officers and eight of our nine directors are also officers and directors of Gladstone Land. As a result, we may from time to time have conflicts of interest with our Adviser in its management of our business and with Gladstone Capital, Gladstone Investment and Gladstone Land, which may arise primarily from the involvement of our

Adviser, Gladstone Capital, Gladstone Investment, Gladstone Land and their affiliates in other activities that may conflict with our business.

Examples of these potential conflicts include:

- our Adviser may realize substantial compensation on account of its activities on our behalf, and may, therefore, be motivated to approve acquisitions solely on the basis of increasing compensation to itself;
- we may experience competition with our affiliates for financing transactions;
- our Adviser may earn fee income from our borrowers or tenants; and
- our Adviser and other affiliates such as Gladstone Capital, Gladstone Investment and Gladstone Land could compete for the time and services of our officers and directors.

These and other conflicts of interest between us and our Adviser and other affiliates could have a material adverse effect on the operation of our business and the selection or management of our real estate investments.

Our Adviser is not obligated to provide a waiver of the incentive fee, which could negatively impact our earnings and our ability to maintain our current level of, or increase, distributions to our stockholders.

The Advisory Agreement contemplates a quarterly incentive fee based on our funds from operations. Our Adviser has the ability to issue a full or partial waiver of the incentive fee for current and future periods; however, our Adviser is not required to issue any waiver. Any waiver issued by our Adviser is an unconditional and irrevocable waiver. For the years ended December 31, 2012, 2011 and 2010, an unconditional and irrevocable voluntary waiver was issued by our Adviser for approximately $2.2 million, $2.1 million and $0.2 million, respectively. If our Adviser does not issue this waiver in future quarters, it could negatively impact our earnings and may compromise our ability to maintain our current level of, or increase, distributions to our stockholders, which could have a material adverse impact on the market price of our securities.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss.

The Advisory Agreement entitles our Adviser to incentive compensation based on our FFO, which rewards the Adviser if our quarterly FFO (before giving effect to any incentive fee) exceeds 1.75% (7% annualized) of our total stockholders' equity (less the recorded value of any preferred stock). Our pre-incentive fee FFO for incentive compensation purposes excludes the effect of any unrealized gains, losses or other items that do not affect realized net income that we may incur in the fiscal quarter, even if such losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if we incur a net loss for that quarter.

Risks Related to Qualification and Operation as a REIT

If we fail to qualify as a REIT, our operations and dividends to stockholders would be adversely impacted.

We intend to continue to be organized and to operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code. A REIT generally is not taxed at the corporate level on income it currently distributes to its stockholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws, possibly with retroactive effect, with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we were to fail to qualify as a REIT in any taxable year:

- we would not be allowed to deduct our distributions to stockholders when computing our taxable income;
- we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates;
- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;
- our cash available for dividends to stockholders would be reduced; and
- we may be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations that we may incur as a result of our disqualification.

We may need to incur additional borrowings to meet the REIT minimum distribution requirement and to avoid excise tax.

In order to maintain our qualification as a REIT, we are required to distribute to our stockholders at least 90% of our annual real estate investment trust taxable income (excluding any net capital gain and before application of the dividends paid deduction). To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our net capital gain for that year and (iii) 100% of our undistributed taxable income from prior years. In order to meet the 90% distribution requirement and to avoid the 4% excise tax, we may need to incur additional borrowings. Although we intend to pay dividends to our stockholders in a manner that allows us to meet the 90% distribution requirement and avoid this 4% excise tax, we cannot assure you that we will always be able to do so.

Complying with the REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our gross income, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forgo investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of taxable REIT subsidiaries (each, a taxable REIT subsidiary, or TRS) and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more TRSs.

We also must ensure that (i) at least 75% of our gross income for each taxable year consists of certain types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income and (ii) at least 95% of our gross income for each taxable year consists of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these.

In addition, we may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. If we fail to comply with these requirements at the end of any calendar quarter, we must qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments, and may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the asset and gross income requirements for qualifying as a REIT. These actions could have the effect of reducing our income and the amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our ability to make, and, in certain cases, maintain ownership of certain attractive investments.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our securities.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum federal income tax rate applicable to income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates was reduced by legislation to 15% (or 20% for those taxpayers who earn above a certain income threshold). Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our stock.

Complying with the REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction that we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute "gross income" for purposes of the gross income requirements. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through TRSs. This could increase the cost of our hedging activities because any TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses incurred by a TRS generally will not provide any tax benefit. except for being carried forward against future taxable income earned by the TRS.

To the extent that our distributions represent a return of capital for tax purposes, you could recognize an increased capital gain upon a subsequent sale of your stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder to the extent such distributions do not exceed the stockholder's adjusted tax basis in its shares of our stock but instead will constitute a return of capital and will reduce the stockholder's adjusted tax basis in its shares of our stock. If our distributions result in a reduction of a stockholder's adjusted basis in its shares of our stock, subsequent sales by such stockholder of its shares of our stock potentially will result in recognition of an increased capital gain or reduced capital loss due to the reduction in such stockholder's adjusted basis in its shares of our stock.

If our Operating Partnership fails to maintain its status as a disregarded entity or partnership for federal income tax purposes, its income may be subject to taxation.

As we hold all of the ownership interests in our Operating Partnership, it is currently disregarded for income tax purposes. We intend that our Operating Partnership will qualify as a partnership for income tax purposes upon the admission of additional partners; however, if the IRS were to successfully challenge the status of our Operating Partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our Operating Partnership could make to us. This could also result in our losing REIT status and becoming subject to corporate level tax on our income. This would substantially reduce our cash available to pay distributions and the return on your investment. In addition, if any of the entities through which our Operating Partnership owns its properties, in whole or in part, loses its characterization as a disregarded entity or a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to our Operating Partnership. Such a re-characterization of an underlying property owner could also threaten our ability to maintain REIT status.

Other risks

We are subject to restrictions that may discourage a change of control. Certain provisions contained in our articles of incorporation and Maryland law may prohibit or restrict a change of control.

- Our articles of incorporation prohibit ownership of more than 9.8% of the outstanding shares of our capital stock by one person. This restriction may discourage a change of control and may deter individuals or entities from making tender offers for our capital stock, which offers might otherwise be financially attractive to our stockholders or which might cause a change in our management.

- Our Board of Directors is divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our securities and may discourage third-party bids to acquire our securities. This provision may reduce any premiums paid to stockholders in a change in control transaction.
- Certain provisions of Maryland law applicable to us prohibit business combinations with:
  - any person who beneficially owns 10% or more of the voting power of our common stock, referred to as an "interested stockholder;"
  - an affiliate of ours who, at any time within the two-year period prior to the date in question, was an interested stockholder; or
  - an affiliate of an interested stockholder.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder must be recommended by our Board of Directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares of common stock and two-thirds of the votes entitled to be cast by holders of our common stock other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders' interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that someone becomes an interested stockholder.

Market conditions could adversely affect the market price and trading volume of our securities.

The market price of our common and preferred stock may be highly volatile and subject to wide fluctuations, and the trading volume in our common and preferred stock may fluctuate and cause significant price variations to occur. We cannot assure investors that the market price of our common and preferred stock will not fluctuate or decline further in the future. Some market conditions that could negatively affect our share price or result in fluctuations in the price or trading volume of our securities include, but are not limited to:

- price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;
- significant volatility in the market price and trading volume of shares of REITs, real estate companies or other companies in our sector, which is not necessarily related to the performance of those companies;
- price and volume fluctuations in the stock market as a result of terrorist attacks, or speculation regarding future terrorist attacks, in the United States or abroad;
- actual or anticipated variations in our quarterly operating results or distributions to stockholders;
- changes in our funds from operations or earnings estimates or the publication of research reports about us or the real estate industry generally;
- actions by institutional stockholders;
- speculation in the press or investment community;
- changes in regulatory policies or tax guidelines, particularly with respect to REITs; and
- investor confidence in the stock market.

Shares of common stock eligible for future sale may have adverse effects on our share price.

We cannot predict the effect, if any, of future sales of common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock (including shares of common stock issuable upon the conversion of units of our operating partnership that we may issue from time to time or issuable upon conversion of our senior common stock), or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal and state income tax laws applicable to investments in stock of REITs. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure you that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our properties.

Compliance or failure to comply with laws requiring access to our properties by disabled persons could result in substantial cost.

The Americans with Disabilities Act, or ADA, and other federal, state and local laws generally require public accommodations be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the government or the award of damages to private litigants. These laws may require us to modify our existing properties. These laws may also restrict renovations by requiring improved access to such buildings by disabled persons or may require us to add other structural features which increase our construction costs. Legislation or regulations adopted in the future may impose further burdens or restrictions on us with respect to improved access by disabled persons. We may incur unanticipated expenses that may be material to our financial condition or results of operations to comply with ADA and other federal, state and local laws, or in connection with lawsuits brought by private litigants.

Our Board of Directors may change our investment policy without stockholders' approval.

Subject to our co-investment policy, our Board of Directors will determine our investment and financing policies, growth strategy and our debt, capitalization, distribution, acquisition, disposition and operating policies. Our Board of Directors may revise or amend these strategies and policies at any time without a vote by stockholders. Accordingly, stockholders' control over changes in our strategies and policies is limited to the election of directors, and changes made by our Board of Directors may not serve the interests of stockholders and could adversely affect our financial condition or results of operations, including our ability to distribute cash to stockholders or qualify as a REIT.

Our failure to redeem our Series C Term Preferred Stock on its Mandatory Redemption Date could trigger a change of control in our Board of Directors.

If we fail to redeem or call for redemption the Series C Term Preferred Stock pursuant to the mandatory redemption required on January 31, 2017, the number of directors constituting our Board of Directors will be increased by the minimum number of directors, that when added to our Board of Directors, will constitute a majority, and the holders of our Series C Term Preferred Stock will be entitled, voting as a separate class (to the exclusion of the holders of all other classes or series of our stock), to elect such number of additional directors. Therefore, a change of control in our Board of Directors could occur, which could jeopardize the stability of our Company.

Joint venture investments could be adversely affected by our lack of sole decision making authority, our reliance on co-venturers' financial condition and disputes between our co-venturers and us.

We may invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we will not have sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers may become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers also may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our preferences, policies or objectives. Such investments also will have the potential risk of our reaching impasses with our partners or co-venturers on key decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our management team from focusing its time and effort exclusively on our business. In addition, we may in some circumstances be liable for the actions of our third-party partners or co-venturers.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be advisable and in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter (i) eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and that is material to the cause of action and (ii) requires us to indemnify directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, our stockholders and we may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Item 1B. Unresolved Staff Comments.
None.

Item 2. Properties.

The following table provides certain summary information about our 80 properties as of December 31, 2012 (dollars in thousands, except per square foot information).

Property	Year Built/ Improvements	Date of Purchase	Rentable Square Feet	Occupancy	Year of Lease Expiration	Total Rental Income for the year ended December 31, 2012 [4]	Total Rental Income per Occupied Square Foot	Encumbrances
208 South Rogers Lane (Raleigh NC)	1997	12/23/2003	58,926	100%	2015	$ 623	$ 10.57	$ 4,914
3874 Highland Park NW Canton, OH)	1994	1/30/2004	54,018	100%	2014	338	6.26	2,771
260 Springside Drive (Akron, OH)	1968/1999	4/29/2004	83,891	100%	2015	1,027	12.24	7,099
5815 Westpark Drive (Charlotte, NC)	1984/1995	6/30/2004	64,500	100%	2019	1,056	16.37	6,574
171 Great Oak Drive (Canton, NC)	1998	7/6/2004	228,000	100%	2024	600	2.63	3,794
Rt. 219, Tax Parcel No. 33-251-0246, (Snyder Township, PA)	1991	8/5/2004	290,000	100%	2014	931	3.21	5,375
9698 Old US Hwy. 52 (Lexington, NC)	1986	8/5/2004	154,000	100%	2014	425	2.76	2,730
9100 Highway 290 East (Austin, TX)	2001	9/16/2004	51,933	100%	2015	751	14.46	6,500
13 Industrial Park Drive (Mt. Pocono, PA)	1995-1999	10/15/2004	223,275	100%	2021	633	2.84	5,044
6550 First Park Ten Boulevard (San Antonio, TX)	1999	2/10/2005	60,245	100%	2021	787	13.06	6,879
4630 Journal Street (Columbus, OH)	1995	2/10/2005	39,000	100%	2015	308	7.90	2,613
199 Sing Sing Road (Big Flats, NY)	2001	4/15/2005	120,000	100%	2023	607	5.06	5,520
2525 North Woodlawn Avenue (Wichita, KS)	2000	5/18/2005	69,287	100%	2017	944	13.62	7,929
725 & 737 Great Southwest Pkwy (Arlington, TX)	1966	5/26/2005	64,000	100%	2018	828	12.94	3,949
4032 Linden Avenue (Dayton, OH)	1956	6/30/2005	59,894	100%	2018	268	4.47	1,951
81 Corbett Way (Eatontown, NJ)	1991	7/7/2005	30,268	100%	2024	538	17.77	4,491
17 & 20 Veronica Avenue (Franklin Township, NJ)	1978	7/11/2005	183,000	100%	2020	988	5.40	6,658
150 Ridgeview Center Drive (Duncan, SC)	1984/2001/2007	7/14/2005	222,670	100%	2020	1,540	6.92	10,812
170 Ridgeview Center Drive (Duncan, SC)	1984/2001/2007	7/14/2005	55,350	100%	2020	383	6.92	2,688
5656 Campus Parkway (Hazelwood, MO)	1977	8/5/2005	51,155	0%	2011	-	-	2,347
914 Wohlert Street (Angola, IN)	1982	9/2/2005	52,080	100%	2023	127	2.44	665
800 Growth Parkway (Angola, IN)	1998	9/2/2005	50,000	100%	2023	127	2.54	639
802 East 11th Street (Rock Falls, IL)	1988	9/2/2005	52,000	100%	2023	127	2.44	664
2 Opportunity Way (Newburyport, MA)	1994	10/17/2005	86,308	100%	2015	891	10.32	6,497
255 Spring Street (Clintonville, WI)	1992	10/31/2005	291,142	100%	2020	575	1.97	3,183
5700 Lee Road (Maple Heights, OH)	1974	12/21/2005	347,218	100%	2015	1,271	3.66	10,167

Item 2. Properties (Continued)

Property	Year Built/ Improvements	Date of Purchase	Rentable Square Feet	Occupancy	Year of Lease Expiration	Total Rental Income for the year ended December 31, 2012 [4]	Total Rental Income per Occupied Square Foot	Encumbrances
7545 Midlothian Turnpike (Richmond, VA)	1972	12/30/2005	42,213	0%	2010	$ -	$ -	$ 5,275
3930 Sunforest Court (Toledo, OH)	1979	12/30/2005	23,368	100%	2020	276	11.81	2,847
75 Canal Street (South Hadley, MA)	1978	2/15/2006	150,000	100%	2014	252	1.61	-
2101 Fox Drive (Champaign, IL)	1996	2/21/2006	20,400	100%	2024	252	12.35	1,632
2109 Fox Drive (Champaign, IL)	1996	2/21/2006	40,000	100%	2024	494	12.35	3,199
2215 Fox Drive (Champaign, IL)	1996	2/21/2006	25,000	100%	2024	309	12.36	2,000
2301 Fox Drive (Champaign, IL)	1996	2/21/2006	22,862	100%	2024	282	12.33	1,829
2470 Highcrest Road (Roseville, MN)	1964	2/21/2006	359,540	100%	2017	3,326	9.25	17,930
12000 Portland Avenue South (Burnsville, MN)	1984	5/10/2006	114,100	100%	2015	1,235	10.82	11,388
14701 Anthony Avenue (Menomonee Falls, WI)	1986/2000	6/30/2006	125,692	100%	2016	786	6.25	6,902
1025 Birdsong Drive (Baytown, TX)	1997	7/11/2006	12,000	100%	2013	254	21.17	2,000
42400 Merrill Road (Sterling Heights, MI)	1979/1989	9/22/2006	532,869	100%	2016	1,167	2.19	-
2150, 2200 Pinson Valley Parkway (Birmingham, AL)	1961/1980	9/29/2006	63,514	100%	2016	271	4.27	-
2325 West Fairview Avenue (Montgomery, AL)	1962/1989	9/29/2006	29,472	100%	2016	126	4.28	-
5221 N Highway 763 (Columbia, MO)	1978	9/29/2006	16,275	100%	2016	69	4.24	-
4690 Parkway Drive (Mason, OH)	2002	1/5/2007	60,000	100%	2020	639	10.65	4,445
201 South Rogers Lane (Raleigh, NC)	1994	2/16/2007	115,500	100%	2015	717	6.21	5,328
1110 West Tenkiller (Tulsa, OK) [3]	2004	3/1/2007	238,310	100%	2019	1,566	6.57	8,272
3725 East 10th Court (Hialeah, FL)	1956/1992	3/9/2007	132,337	100%	2027	1,063	8.03	-
554 Clark Road (Tewksbury, MA)	1985/1989	5/17/2007	102,200	100%	2017	923	9.03	-
5324 Natorp Boulevard (Mason, OH)	2007	7/1/2007	21,264	100%	2027	583	27.42	4,700
7282 William Barry Boulevard (Cicero, NY)	2005	9/6/2007	71,880	100%	2020	530	7.37	4,141
1515 Arboretum Drive SE (Grand Rapids, MI)	2001	9/28/2007	63,235	100%	2025	1,088	17.21	6,100
4 Territorial Court (Bolingbrook, IL)	2002	9/28/2007	55,869	100%	2014	619	11.08	-
2349 Lawrenceville Highway (Decatur, GA)	1989	12/13/2007	16,740	100%	2031	492	29.39	-

Item 2. Properties (Continued)

Property		Year Built Improvements	Date of Purchase	Rentable Square Feet	Occupancy	Year of Lease Expiration	Total Rental Income for the year ended December 31, 2012 [4]	Total Rental Income per Occupied Square Foot	Encumbrances
311 Phillip Boulevard (Lawrenceville, GA)		2005	12/13/2007	12,412	100%	2031	$ 427	$ 34.40	$ -
2096 McGee Road (Snellville, GA)		1986	12/13/2007	3,800	100%	2031	111	29.21	-
7174 Wheat Street (Covington, GA)		2000	12/13/2007	5,000	100%	2031	146	29.20	-
1055 Haw Creek Parkway (Cumming, GA)		2004	12/13/2007	13,919	100%	2031	464	33.34	3,289
1293 Wellbrook Circle (Conyers, GA)		1994	12/13/2007	6,400	100%	2031	187	29.22	-
425 Gateway Drive (Reading, PA)		2007	1/29/2008	42,900	100%	2028	717	16.71	4,164
6499 University Avenue NE (Fridley, MN)		1985/2006	2/26/2008	74,160	100%	2020	812	10.95	5,320
7528 Auburn Road (Concord Township, OH)		1957/2008	3/31/2008	273,300	100%	2034	1,725	6.31	-
10021 Rodney Street (Pineville, NC)		1985	4/30/2008	74,950	100%	2028	431	5.75	2,422
28305 State Route 7 (Marietta, OH)		1992/2007	8/29/2008	223,458	100%	2028	909	4.07	5,910
400 Highpoint Drive (Chalfont, PA)		1987	8/29/2008	67,200	100%	2016	758	11.28	5,866
1520 Albany Place SE (Orange City, Iowa)		1990	12/15/2010	487,121	100%	2026	1,192	2.45	9,983
2415 Century Place SE (Hickory, North Carolina)		2008	4/4/2011	60,000	100%	2020	936	15.60	6,958
2645 North Airport Plaza Avenue, Lot 2 (Springfield, MO)		2006	6/20/2011	78,421	100%	2021	1,422	18.13	11,341
124 East Hines Road (Boston Heights, OH)		2011	10/20/2011	25,000	100%	2021	377	15.08	2,749
9 Sylvan Way (Parsippany, NJ)		1984	10/28/2011	60,111	100%	2026	1,149	19.11	7,068
495 State Road (Dartmouth, MA)	(3)(5)	2011	11/18/2011	16,340	100%	2086	627	38.37	4,256
1955 South National Avenue (Springfield, MO)	(3)(6)	2005	12/13/2011	14,560	100%	2080	315	21.63	1,984
810 Parish Street (Pittsburgh, PA)		1968	12/28/2011	26,080	100%	2026	400	15.34	2,897

Item 2. Properties (Continued)

Property	Year Built/ Improvements	Date of Purchase	Rentable Square Feet	Occupancy	Year of Lease Expiration	Total Rental Income for the year ended December 31, 2012 [4]	Total Rental Income per Occupied Square Foot	Encumbrances
44426 Atwater Place (Ashburn, VA)	2002	1/25/2012	52,130	100%	2027	$ 925	$ 18.97 [2]	$ 7,555
14955 6th Street (Ottumwa, IO)	1970	5/30/2012	352,860	100%	2023	408	1.94 [2]	4,883
7800 Walton Parkway (New Albany, OH)	2007	6/5/2012	89,000	100%	2023	776	15.29 [2]	9,661
7200 North Lake Drive (Columbus, GA)	2012	6/21/2012	32,000	100%	2023	346	20.50 [2]	4,712
3592 Corporate Drive (Columbus, OH)	1981	6/28/2012	31,293	100%	2022	168	10.93 [2]	2,979
1395 University Boulevard (Jupiter, FL)	2011	9/26/2012	60,000	100%	2023	362	22.87 [2]	10,707
1400 John Burgess Drive (Fort Worth, TX)	2005	11/8/2012	208,234	100%	2023	240	7.82 [2]	14,145
565 Spears Creek Church Road (Columbia, SC)	2010	11/21/2012	146,483	100%	2023	282	17.85 [2]	19,000
Totals			8,043,792			**$ 50,915**		**$ 358,290**

[1] Two tenants occupy this building, each with separate leases ending in the same year.

[2] Rental income per occupied square foot is annualized, as if the building were held for all of 2012.

[3] Property subject to a ground lease.

[4] Total rental income included in this table is straight-line rental income calculated in accordance with Generally Accepted Accounting Principles in the United States.

[5] Tenant has the option to terminate the lease in years 26-75.

[6] Tenant has the option to terminate the lease in years 19-62.

The following table summarizes the lease expirations by year for our properties for leases in place as of December 31, 2012 (dollars in thousands):

Year of Lease Expiration	Square Feet	Number of Leases [1]	Rental Revenue for the year ended December 31, 2012	% of Annualized Base Rent
2013	12,000	1	$ 254	0.5%
2014	703,887	5	2,565	5.1
2015	896,876	8	6,823	13.4
2016	835,022	6	3,177	6.2
2017	531,027	3	5,193	10.2
2018	123,894	2	1,096	2.2
2019	302,810	2	2,622	5.1
2020+	4,544,908	38	29,185	57.3
Total	7,950,424	65	$ 50,915	100%

[1] Our two vacant buildings total 93,368 square feet.

The following table summarizes the geographic locations of our properties for leases in place as of December 31, 2012 (dollars in thousands):

State	Number of Leases	Rental Revenue for the year ended December 31, 2012	% of Base Rent
Ohio	14	$ 8,665	17.0%
Minnesota	3	5,373	10.6
North Carolina	7	4,788	9.4
Pennsylvania	5	3,439	6.8
Massachusetts	4	2,693	5.3
All Other States	32	25,957	50.9
Total	65	$ 50,915	100%

The following table summarizes rental income by tenant industries for the years ended December 31, 2012, 2011 and 2010 (dollars in thousands):

	For the year ended December 31,					
	2012		2011		2010	
Industry Classification	Rental Income	Percentage of Rental Income	Rental Income	Percentage of Rental Income	Rental Income	Percentage of Rental Income
Telecommunications	$ 7,351	14.4%	$ 6,206	14.1%	$ 5,447	13.3%
Electronics	6,189	12.3	6,046	13.9	6,164	15.0
Healthcare	5,228	10.3	4,108	9.4	3,787	9.2
Diversified/Conglomerate Manufacturing	3,664	7.2	3,664	8.4	3,664	8.9
Chemicals, Plastics & Rubber	3,153	6.2	3,146	7.2	3,130	7.6
Beverage, Food & Tobacco	2,844	5.6	2,271	5.2	2,189	5.3
Personal & Non-Durable Consumer Products	2,507	4.9	2,316	5.3	1,228	3.0
Personal, Food & Miscellaneous Services	2,479	4.9	649	1.5	575	1.4
Containers, Packaging & Glass	2,344	4.6	2,339	5.4	2,331	5.7
Machinery	2,259	4.4	2,256	5.2	2,332	5.7
Buildings and Real Estate	2,144	4.2	2,120	4.9	2,076	5.0
Education	2,138	4.2	1,775	4.1	1,775	4.3
Automobile	1,944	3.8	1,168	2.7	1,168	2.8
Printing & Publishing	1,894	3.7	1,979	4.5	2,188	5.3
Oil & Gas	1,271	2.5	1,271	2.9	1,283	3.1
Diversified/Conglomerate Services	1,244	2.4	1,001	2.3	308	0.7
Banking	1,149	2.3	204	0.5	-	0.0
Childcare	583	1.1	583	1.3	583	1.4
Home & Office Furnishings	530	1.0	530	1.2	530	1.3
Insurance	-	0.0	-	0.0	422	1.0
	$ 50,915	100.0%	$ 43,632	100.0%	$ 41,180	100.0%

Item 3. Legal Proceedings.

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol "GOOD." The following table reflects the range of the high and low sale prices of our common stock on NASDAQ and the distributions per common share for the years ended December 31, 2012 and 2011. Distributions to common stockholders are declared quarterly and paid monthly. Amounts presented represent the cumulative amount of the monthly common stock distributions declared during such quarter.

	Price Range		
	High	Low	Distributions Per Common Share
2011			
3/31/2011	$ 19.54	$ 17.42	$ 0.375
6/30/2011	19.43	16.88	0.375
9/30/2011	17.92	15.00	0.375
12/31/2011	17.76	13.93	0.375
2012			
3/31/2012	$ 18.92	$ 16.80	$ 0.375
6/30/2012	17.66	15.56	0.375
9/30/2012	19.47	16.52	0.375
12/31/2012	18.93	16.15	0.375

Since inception in 2003, we have never reduced our per-share distributions nor have we missed payment of a scheduled distribution to our common stockholders. Our Board of Directors regularly evaluates our per share distribution payments as they monitor the capital markets and the impact that the economy has upon us. The decision as to whether to authorize and pay distributions on shares of our common stock in the future, as well as the timing, amount and composition of any such future distributions, will be at the sole and absolute discretion of our Board of Directors in light of conditions then existing, including our earnings, taxable income, FFO, financial condition, liquidity, capital requirements, debt maturities, the availability of capital, contractual prohibitions or other restrictions, applicable REIT and legal restrictions and general overall economic conditions and other factors. While the statements above concerning our distribution policy represent our current expectations, any actual distribution payable will be determined by our Board of Directors based upon the circumstances at the time of declaration and the actual number of common shares then outstanding, and any common distribution payable may vary from such expected amounts.

To qualify as a REIT, we are required to make ordinary dividend distributions to our common stockholders. The amount of these distributions must equal at least:

- the sum of (A) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and capital gain) and (B) 90% of the net income (after tax), if any, from foreclosure property, less

- the sum of certain non-cash items.

For federal income tax purposes, our common distributions generally consist of ordinary income, capital gains, nontaxable return of capital or a combination of those items. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend, which reduces a stockholder's basis in its shares of stock and will not be taxable to the extent of the stockholder's basis in its shares of our stock. To the extent a distribution exceeds the stockholder's share of both our current and accumulated earnings and profits and the stockholder's basis in its shares of our stock, that distribution will be treated as a gain from the sale or exchange of that stockholder's shares of our stock. Every year, we notify stockholders of the taxability of distributions paid to stockholders during the preceding year.

As of February 1, 2013, there were 10,232 beneficial owners of our common stock.

The Company pays distributions on shares of senior common stock in an amount equal to $1.05 per share per annum, declared daily and paid at the rate of $0.0875 per share per month. The Company's senior common stock is not traded on any exchange or automated quotation system.

As of February 1, 2013, there were 96 beneficial owners of our senior common stock.

Item 6. Selected Financial Data.

The following selected financial data for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 is derived from our audited consolidated financial statements. Certain amounts from prior years' financial statements have been reclassified to discontinued operations and these reclassifications had no effect on previously reported net income or stockholders' equity. The data should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere in this report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this report.

	For the year ended December 31, (Dollars in Thousands, Except Per Share Amounts)				
	2012	2011	2010	2009	2008
Operating Data:					
Total operating revenue	$ 51,270	$ 43,976	$ 41,928	$ 42,609	$ 40,807
Total operating expenses	(24,895)	(21,270)	(23,414)	(20,541)	(19,364)
Other expense	(22,614)	(16,992)	(13,586)	(17,668)	(16,570)
Income from continuing operations	3,761	5,714	4,928	4,400	4,873
Discontinued operations	-	-	-	203	40
Net income	$ 3,761	$ 5,714	$ 4,928	$ 4,603	$ 4,913
Dividends attributable to preferred stock	(4,093)	(4,094)	(4,094)	(4,094)	(4,094)
Dividends attributable to senior common stock	(113)	(62)	(20)	-	-
Net (loss) income available to common stockholders	$ (445)	$ 1,558	$ 814	$ 509	$ 819
Share and Per Share Data:					
(Loss) earnings per weighted average common share - basic & diluted					
(Loss) income from continuing operations					
(net of dividends attributable to preferred stock)	$ (0.04)	$ 0.15	$ 0.09	$ 0.04	$ 0.09
Discontinued operations	-	-	-	0.02	0.01
Net (loss) income available to common stockholders	$ (0.04)	$ 0.15	$ 0.09	$ 0.06	$ 0.10
Weighted average common shares outstanding-basic	10,953,325	10,236,859	8,576,303	8,563,264	8,565,149
Weighted average common shares outstanding-diluted	10,953,325	10,288,711	8,601,153	8,563,264	8,565,149
Cash dividends declared per common share	$ 1.50	$ 1.50	$ 1.50	$ 1.50	$ 1.50
Supplemental Data:					
Net (loss) income available to common stockholders	$ (445)	$ 1,558	$ 814	$ 509	$ 819
Real estate depreciation and amortization, including discontinued operations	16,831	14,149	13,264	13,172	12,705
Less: Gain on sale of real estate, net of taxes paid	-	-	-	(160)	-
Funds from operations available to common stockholders (1)	$ 16,386	$ 15,707	$ 14,078	$ 13,521	$ 13,524
Balance Sheet Data:					
Real estate, before accumulated depreciation	$ 533,753	$ 442,521	$ 401,017	$ 390,754	$ 390,562
Total assets	564,779	453,147	410,609	416,865	429,099
Mortgage notes payable, term loan, term preferred stock and borrowings under the line of credit	422,685	304,050	286,595	285,962	286,611
Total stockholders' equity	122,365	135,314	111,375	118,451	130,495
Total common shares outstanding	10,953,325	10,945,379	8,724,613	8,563,264	8,565,149

(1) FFO was developed by The National Association of Real Estate Investment Trusts, or NAREIT, as a relative non-Generally Accepted Accounting Principles in the United States, or GAAP, supplemental measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and excluding any impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to either net income (loss) as an indication of our performance or to cash flow from operations as a measure of liquidity or ability to make distributions to stockholders. Comparison of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

FFO available to common stockholders is FFO adjusted to subtract preferred share and senior common share distributions. We believe that net (loss) income available to common stockholders is the most directly comparable GAAP measure to FFO available to common stockholders.

Basic funds from operations per share, or Basic FFO per share, is calculated as FFO available to common stockholders divided by the weighted average common shares outstanding. Diluted funds from operations per share, or Diluted FFO per share, is calculated as FFO available to common stockholders, adjusted as applicable for the assumed issuance of additional shares of our convertible senior common stock, divided by the weighted average common shares outstanding adjusted for additional shares of common stock, related to our convertible senior common stock, that would have been outstanding if dilutive potential shares of common stock had been issued. We believe that FFO available to common stockholders, Basic FFO per share and Diluted FFO per share are useful to investors because they provide investors with a further context for evaluating our FFO results in the same manner that investors use net income and earnings per share, or EPS, in evaluating net income available to common stockholders. In addition, since most REITs provide FFO available to common stockholders, Basic FFO and Diluted FFO per share information to the investment community, we believe these are useful supplemental measures for comparing us to other REITs. We believe that net (loss) income is the most directly comparable GAAP measure to FFO, Basic EPS is the most directly comparable GAAP measure to Basic FFO per share, and that diluted EPS is the most directly comparable GAAP measure to Diluted FFO per share.

The following table provides a reconciliation of our FFO for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 to the most directly comparable GAAP measure, net (loss) income, and a computation of basic and diluted FFO per weighted average common share:

	For the year ended December 31, (Dollars in Thousands, Except Per Share Amounts)				
	2012	2011	2010	2009	2008
Net income	$ 3,761	$ 5,714	$ 4,928	$ 4,603	$ 4,913
Less: Distributions attributable to preferred and senior common stock	(4,206)	(4,156)	(4,114)	(4,094)	(4,094)
Net (loss) income available to common stockholders	$ (445)	$ 1,558	$ 814	$ 509	$ 819
Add: Real estate depreciation and amortization	16,831	14,149	13,264	13,172	12,705
Less: Gain on sale of real estate	-	-	-	(160)	-
FFO available to common stockholders	$ 16,386	$ 15,707	$ 14,078	$ 13,521	$ 13,524
Weighted average common shares outstanding - basic	10,953,325	10,236,859	8,576,303	8,563,264	8,565,149
Weighted average common shares outstanding - diluted	11,075,216	10,288,711	8,601,153	8,563,264	8,565,149
Basic FFO per weighted average share of common stock	$ 1.50	$ 1.53	$ 1.64	$ 1.58	$ 1.58
Diluted FFO per weighted average share of common stock	$ 1.48	$ 1.53	$ 1.64	$ 1.58	$ 1.58
Distributions declared per share of common stock	$ 1.50	$ 1.50	$ 1.50	$ 1.50	$ 1.50

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this Form 10-K.

OVERVIEW

General

We are a real estate investment trust, or REIT, that was incorporated under the General Corporation Law of the State of Maryland on February 14, 2003, primarily for the purpose of investing in and owning net leased industrial, commercial and retail real property and selectively making long-term industrial and commercial mortgage loans. Our portfolio of real estate is leased to a wide cross section of tenants ranging from small businesses to large public companies, many of which are corporations that do not have publicly-rated debt. We have historically entered into, and intend in the future to enter into, purchase agreements for real estate having triple net leases with terms of approximately 10 to 15 years and built in rental rate increases. Under a triple net lease, the tenant is required to pay all operating, maintenance and insurance costs and real estate taxes with respect to the leased property. We actively communicate with buyout funds, real estate brokers and other third parties to locate properties for potential acquisition or to provide mortgage financing in an effort to build our portfolio. We currently own 80 properties totaling 8.0 million square feet, which have a total gross and net carrying value, including intangible assets, of $618.6 million and $525.3 million, respectively. We do not currently have any mortgage loan receivables outstanding.

Business Environment

The United States, or U.S., continues to feel the lingering impact of the recession that began in late 2007. The U.S. is beginning to see long-term signs of recovery as the unemployment rate has decreased over the last several months, housing starts and building permits rose in September 2012 to the highest level in four years, and prices for single-family homes increased across 20 U.S. cities because of a dwindling surplus in the housing market. However, the economic situation in Europe continues to be unpredictable and will need to stabilize for the economy to fully recover and the U.S. will need to come to a long-term solution for the debt crisis the country currently faces. As a result, conditions within the U.S. capital markets generally, and the U.S. real estate capital markets particularly, continue to experience certain levels of dislocation and stress.

These economic conditions could materially and adversely impact the financial condition of one or more of our tenants and, therefore, could increase the likelihood that a tenant may declare bankruptcy or default upon its payment obligations arising under a related lease. We currently have two vacant buildings in our portfolio, one of the buildings is located in Hazelwood, Missouri and the other building is located in Richmond, Virginia. The leases on these two vacant buildings comprised 2.0% of our annualized rental income as of December 31, 2012 and the annual carrying costs are $0.3 million. We are actively seeking new tenants for both of these buildings. All of our remaining properties are currently occupied and the tenants are paying in accordance with their leases. However; in January 2013, we were notified by our tenant in our Baytown, Texas property that they would not be renewing the lease that expires in April 2013. We are aggressively pursuing new tenants for this building. This tenant comprised less than 1.0% of our annualized rental income as of December 31, 2012.

Moreover, our ability to make new investments is highly dependent upon our ability to procure external financing. Our principal sources of external financing generally include the issuance of equity securities, long-term mortgage loans secured by properties and borrowings under our line of credit, or the Line of Credit. The market for long-term mortgages was limited for the past several years; however, long-term mortgages have become more obtainable. The collateralized mortgage backed securities, or CMBS, market has made a comeback, but it is more conservative and restrictive than it was prior to the recession.

Consequently, we continue to look to regional banks, insurance companies and other non-bank lenders, in addition to the CMBS market to issue mortgages to finance our real estate activities.

In addition to leverage, we were active in the equity markets during 2012 and we issued 138,205 of common shares for gross proceeds of $2.5 million, and net proceeds of $2.4 million, through our At the Market, or ATM program and $38.5 million of 7.125% Series C Cumulative Term Preferred Stock, or Term Preferred Stock, which is mandatorily redeemable five years from issuance. We also assumed or issued $124.4 million in mortgages during 2012, to finance our new properties or re-finance existing properties. In addition, we issued 129,278 of common shares for gross proceeds of $2.4 million, and net proceeds of $2.3 million, from the issuance of equity in January 2013 under our ATM program.

Recent Developments

2012 Investment Activities

Ashburn, Virginia: On January 25, 2012, we acquired a 52,130 square foot office building located in Ashburn, Virginia for $10.8 million, excluding related acquisition expenses of $0.1 million. We funded this acquisition using borrowings from our Line of Credit. Independent Project Analysis, Inc., an energy consultant, is the tenant in this building and has leased the property for 15 years and has 2 options to renew the lease for additional periods of 5 years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $1.0 million.

Ottumwa, Iowa: On May 30, 2012, we acquired a 352,860 square foot bottling plant located in Ottumwa, Iowa for $7.1 million, excluding related acquisition expenses of $0.1 million. We funded this acquisition through a combination of cash on hand and the issuance of $5.0 million of mortgage debt on the property. The American Bottling Company, the largest operating subsidiary of Dr. Pepper Snapple Group, Inc., is the tenant in this building and has leased the property for 12 years and has 3 options to renew the lease for additional periods of 5 years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $0.68 million.

New Albany, Ohio: On June 5, 2012, we acquired an 89,000 square foot office building located in New Albany, Ohio for $13.3 million, excluding related acquisition expenses of $0.2 million. We funded this acquisition with existing cash on hand. Commercial Vehicle Group, Inc., a global supplier of fully integrated interiors system solutions for the global commercial vehicle market, is the tenant in this building and has leased the property for 10.5 years and has 2 options to renew the lease for additional periods of 5 years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $1.36 million.

Columbus, Georgia: On June 21, 2012, we acquired a 32,000 square foot office and classroom facility located in Columbus, Georgia for $7.3 million, excluding related acquisition expenses of $0.1 million. We funded this acquisition through a combination of cash on hand and the issuance of $4.8 million of mortgage debt on the property. University of Phoenix, a private education provider, which has been in the education business for more than 35 years, is the tenant in this building and has leased the property for 11.5 years and has 2 options to renew the lease for additional periods of 5 years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $0.66 million.

Columbus, Ohio: On June 28, 2012, we acquired a 31,293 square foot office building located in Columbus, Ohio for $4.0 million, excluding related acquisition expenses of $0.1 million. We funded this acquisition with existing cash on hand. Nationwide Children's Hospital, one of the largest children's hospital systems in the U.S., is the tenant in this building and has leased the property for 10 years. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $0.34 million.

Jupiter, Florida: On September 26, 2012, we acquired a 60,000 square foot office building located in Jupiter, Florida for $15.5 million, excluding related acquisition expenses of $0.1 million. We funded this acquisition with existing cash on hand and the assumption of $10.8 million of mortgage debt on the property. G4S Secure Solutions USA, Inc., one of the largest operating subsidiaries of G4S and the world's largest provider of security solutions, with operations in 125 countries, is the tenant in this building and has leased the property for 10.5 years and has 2 options to renew the lease for additional periods of 5 years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $1.37 million.

Fort Worth, Texas: On November 8, 2012, we acquired a 208,234 square foot office building located in Fort Worth, Texas for $20.0 million, excluding related acquisition expenses of $0.1 million. We funded this acquisition with a combination of borrowings from our Line of Credit and the assumption of $14.2 million of mortgage debt on the property. The National Archives and Records Administration Southwest Region Records Center is the tenant in this building and has leased the property for 14 years. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $1.63 million.

Columbia, South Carolina: On November 21, 2012, we acquired a 146,483 square foot office building located in Columbia, South Carolina for $29.2 million, excluding related acquisition expenses of $0.1 million. We funded this acquisition through a combination of cash on hand and the issuance of $19.0 million of mortgage debt on the property. Verizon Wireless is the tenant in this building and has leased the property for 10 years and has 3 options to renew the lease for additional periods of 5 years each. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $2.61 million.

2012 Financing Activities

Line of Credit Expansion

On January 31, 2012, we amended our Line of Credit to increase the current maximum availability of credit thereunder from $50.0 million to $75.0 million. The Line of Credit was arranged by Capital One, N.A. as administrative agent, and Branch Banking and Trust Company as an additional lender. Citizens Bank of Pennsylvania also joined the Line of Credit as an additional lender. All other terms of the agreement remained the same.

Fixed-Rate Long-Term Notes Payable

KeyBank: On April 5, 2012, through wholly-owned subsidiaries, we borrowed $19.0 million pursuant to a long-term note payable from KeyBank National Association, which is collateralized by security interests in four of our properties. The note accrues interest at a fixed rate of 6.1% per year and we may not repay this note prior to the last three months of the term, or we would be subject to a substantial prepayment penalty. The note has a maturity date of May 1, 2022. We used the proceeds from this note for future acquisitions and working capital.

City National Bank: On May 16, 2012, through a wholly-owned subsidiary, we borrowed $2.94 million pursuant to a long-term note payable from City National Bank, which is collateralized by a security interest in one of our properties. The note accrues interest at a fixed rate of 4.3% per year for the first five years, and resets at five year intervals thereafter. We may repay this note after five years and would not be subject to any prepayment penalty. The note has a maturity date of December 31, 2026. We used the proceeds from this note for future acquisitions and working capital.

Modern Woodmen of America: On May 30, 2012, through a wholly-owned subsidiary, we borrowed $5.0 million pursuant to a long-term note payable from Modern Woodmen of America, which is collateralized by a security interest in one of our properties. The note accrues interest at a fixed rate of 6.5% per year and we may not repay this note prior to the last nine months of the term, or we would be subject to a substantial prepayment penalty. The note has a maturity date of May 10, 2027. We used the proceeds from this note for future acquisitions and working capital.

Citigroup: On June 21, 2012, through a wholly-owned subsidiary, we borrowed $4.75 million pursuant to a long-term note payable from Citigroup, which is collateralized by a security interest in one of our properties. The note accrues interest at a rate of fixed 5.05% per year and we may not repay this note prior to the last two months of the term, or we would be subject to a substantial prepayment penalty. The note has a maturity date of July 6, 2022. We used the proceeds from this note to purchase the property located in Columbus, Georgia discussed above.

American Equity Investment Life Insurance Company: On June 27, 2012, through a wholly-owned subsidiary, we borrowed $2.0 million pursuant to a long-term note payable from American Equity Investment Life Insurance Company, which is collateralized by a security interest in one of our properties. The note accrues interest at a fixed rate of 5.1% per year and we may not repay this note prior to the last five years of the term, or we would be subject to a substantial prepayment penalty. The note has a maturity date of July 1, 2029. We used the proceeds from this note for future acquisitions and working capital.

American National Insurance Company: On July 24, 2012, through a wholly-owned subsidiary, we borrowed $9.8 million pursuant to a long-term note payable from American National Insurance Company, which is collateralized by a security interest in one of our properties. The note accrues interest at a fixed rate of 5.6% per year and we may not repay this note during the first five years of the term; however, we may repay the note during the last five years of the term although we would be subject to a prepayment penalty. The note has a maturity date of August 1, 2022. We used the proceeds from this note for both a future acquisition and working capital.

Farmers Citizens Bank: On August 3, 2012, through a wholly-owned subsidiary, we borrowed $3.0 million pursuant to a long-term note payable from Farmers Citizens Bank, which is collateralized by a security interest in one of our properties. The note accrues interest at a fixed rate of 5.0% per year and we may repay this note during the first five years of the term although we would be subject to a prepayment penalty; however, we may repay the note during the last five years of the term without penalty. The note has a maturity date of July 31, 2022. We used the proceeds from this note for working capital.

Midland National Life Insurance Company: On September 26, 2012, through a wholly-owned subsidiary, we assumed $10.8 million pursuant to a long-term note payable from Midland National Life Insurance Company, in connection with the acquisition of our property in Jupiter, Florida on the same date. The note accrues interest at a fixed rate of 5.75% per year and we may not repay this note prior to the last three months of the term, or we would be subject to a prepayment penalty. The note has a maturity date of July 1, 2018.

KeyBank: On October 1, 2012, through certain of our wholly-owned subsidiaries, we borrowed $34.0 million, pursuant to a long-term note payable from KeyBank National Association, which is collateralized by security interests in seven of our properties. The note accrues interest at a fixed rate of 4.86% per year and we may not repay this note prior to the last three months of the term, or we would be subject to a prepayment penalty. The note has a maturity date of October 1, 2022. We used the proceeds of this note, along with existing cash on hand, to repay our $45.2 million mortgage, which, with extension options, was due October 1, 2013. We repaid the mortgage in full on October 1, 2012 without incurring any exit fees.

American United Life Insurance Company: On November 8, 2012, through a wholly-owned subsidiary, we assumed $14.2 million pursuant to a long-term note payable from American United Life Insurance Company, in connection with the acquisition of our property in Fort Worth, Texas on the same date. The note accrues interest at a fixed rate of 5.69% per year and we may not repay this note prior to the last two months of the term, or we would be subject to a prepayment penalty. The note has a maturity date of February 1, 2027.

Cantor Commercial Real Estate: On November 21, 2012, through a wholly-owned subsidiary, we borrowed $19.0 million pursuant to a long-term note payable from Cantor Commercial Real Estate, in connection with the acquisition of our property in Columbia, South Carolina on the same date. The note accrues interest at a fixed rate of 4.04% per year and we may not repay this note prior to the last three months of the term, or we would be subject to a prepayment penalty. The note has a maturity date of December 6, 2022.

2012 Leasing Activities

San Antonio, Texas: On February 14, 2012, we extended the lease with the tenant occupying our property located in San Antonio, Texas. The lease covering this property was extended for an additional eight-year period, through November 2021. The lease was originally set to expire in February 2014. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.8 million. Furthermore, the lease grants the tenant two options to extend the lease for a period of five years each. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.6 million, payable over two years, and paid $0.3 million in leasing commissions.

Roseville, Minnesota: On February 27, 2012, we extended the lease with the tenant occupying our property located in Roseville, Minnesota. The new lease covers approximately one-third of this property and was extended for an additional five year period, through December 2017. The lease was originally set to expire in December 2012. The tenant in this property paid rent on the entire building through 2012, and we continue to search for new tenants to lease the remainder of the building. The new lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $1.2 million. Furthermore, the lease grants the tenant one option to extend the lease for a period of five years. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.4 million, payable over two years, and paid $0.8 million in leasing commissions.

Hialeah, Florida: On June 29, 2012, we extended the lease with the tenant occupying our property located in Hialeah, Florida. The lease covering this property was extended for an additional five-year period, through March 2027. The lease was originally set to expire in March 2022. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $1.1 million. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.3 million.

Wichita, Kansas: On August 7, 2012, we extended the lease with the tenant occupying our property located in Wichita, Kansas. The lease covering this property was extended for an additional five-year period, through September 2017. The lease was originally set to expire in September 2012. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.8 million. In connection with the extension of the lease and the modification of certain terms under the lease, we paid $0.2 million in leasing commissions.

South Hadley, Massachusetts: On September 10, 2012, we extended the lease with the tenant occupying our property located in South Hadley, Massachusetts. The lease covering this property was extended for an additional one-year period, through January 2014. The lease was originally set to expire in February 2013. The lease provides for annual rents of approximately $0.3 million.

Mason, Ohio: On September 11, 2012, we extended the lease with the tenant occupying our property located in Mason, Ohio. The lease covering this property was extended for an additional seven-year period, through June 2020. The lease was originally set to expire in January 2013. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.6 million. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.5 million, and paid $0.3 million in leasing commissions.

Arlington, Texas: On September 27, 2012, our tenant in our property located in Arlington, Texas exercised their right to extend the lease covering this property for an additional five-year period, through March 2018. The lease was originally set to expire in April 2013. The lease provides that the option period rent be at fair market rent, but not less than the current rental rate.

Concord Township, Ohio: On October 5, 2012, we modified and extended the lease with the tenant occupying our property located in Concord Township, Ohio. The lease covering this property was extended for an additional six-year period, through August 2034, in exchange for a reduction in rent over the next two years. The lease was originally set to expire in March 2028. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $1.7 million. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.2 million.

Big Flats, New York: On November 8, 2012, we extended the lease with the tenant occupying our property located in Big, Flats, New York. The lease covering this property was extended for an additional 10 years, through September 2023. The lease was originally set to expire in September 2013. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.5 million. In connection with the extension of the lease and the modification of certain terms under the lease, we paid $0.2 million in leasing commissions.

2013 Leasing Activities

Champaign, Illinois: On January 14, 2013, we extended the lease with the tenant occupying our property located in Champaign, Illinois. The lease covering this property was extended for an additional 11 years, through December 2024. The lease was originally set to expire in December 2013. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $1.4 million. In connection with the extension of the lease and the modification of certain terms under the lease, we paid $0.4 million in leasing commissions.

2012 Equity Activities

The equity issuances summarized below were issued under our effective shelf registration statement (File No. 333-169290) on file with the Securities and Exchange Commission.

Preferred Equity: In February 2012, we completed a public offering of 1,540,000 shares of our Series C Term Preferred Stock at a public offering price of $25.00 per share. Gross proceeds of the offering totaled $38.5 million, and net proceeds, after deducting underwriting discounts and offering expenses borne by us, were $36.7 million, which were used to repay a portion of outstanding borrowings under our Line of Credit, for acquistions of real estate and for working capital. The shares are traded under the ticker symbol GOODN on the NASDAQ Global Select Market, or the NASDAQ. The Term Preferred Stock is not convertible into our common stock or any other security. Generally, we may not redeem shares of the Term Preferred Stock prior to January 31, 2016, except in limited circumstances to preserve our status as a Real Estate Investment Trust, or REIT. On or after January 31, 2016, we may redeem the shares at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to and including the date of redemption. The shares of the Term Preferred Stock have a mandatory redemption date of January 31, 2017. In accordance with Accounting Standards Codification, or ASC, 480, "Distinguishing Liabilities from Equity," mandatorily redeemable financial instruments should be classified as liabilities in the balance sheet and therefore we recorded the Term Preferred Stock as a liability and the related dividend payments as a component of interest expense in the statement of operations.

Common Equity: During November and December 2012, we raised approximately $2.4 million in net proceeds under our ATM program with Jefferies & Company, Inc., or Jefferies. Under this agreement we may, from time to time, offer to sell shares of our common stock with an aggregate sales price of up to $25.0 million on the open market through Jefferies, as agent, or to Jefferies, as principal based upon our instructions (including any price, time or size limits or other customary parameters or conditions that we may impose). Sales of shares of our common stock through Jefferies will be executed by means of ordinary brokers' transactions on the NASDAQ or otherwise at market prices, in privately negotiated transactions, crosses or block transactions, as may be agreed between us and Jefferies, including a combination of any of these transactions. We will pay Jefferies a commission equal to 2.0% of the gross sales proceeds of any common stock sold through Jefferies as agent under the ATM program.

Senior Common Equity: During 2011 and 2012, we have sold 118,738 shares of our senior common stock at $15.00 per share in an ongoing best-efforts public offering and issued 1,395 shares of our senior common stock under the Dividend Reinvestment Program, or DRIP program. The net proceeds, after deducting the underwriting discount and commission were $1.6 million. We can issue up to 3,000,000 shares of senior common stock and the offering will continue until the earlier of March 28, 2013 or the date on which 3,000,000 shares of senior common stock are sold. We have used the proceeds of the offering for general corporate purposes.

Diversity of Our Portfolio

Gladstone Management Corporation, or our Adviser, seeks to diversify our portfolio to avoid dependence on any one particular tenant, industry or geographic market. By diversifying our portfolio, our Adviser intends to reduce the adverse effect on our portfolio of a single under-performing investment or a downturn in any particular industry or geographic market. The table below reflects the breakdown of our total rental income by tenant industry classification for the years ended December 31, 2012, 2011 and 2010, respectively (dollars in thousands):

	For the year ended December 31,					
	2012		2011		2010	
Industry Classification	Rental Income	Percentage of Rental Income	Rental Income	Percentage of Rental Income	Rental Income	Percentage of Rental Income
Telecommunications	$ 7,351	14.4%	$ 6,206	14.1%	$ 5,447	13.3%
Electronics	6,189	12.3	6,046	13.9	6,164	15.0
Healthcare	5,228	10.3	4,108	9.4	3,787	9.2
Diversified/Conglomerate Manufacturing	3,664	7.2	3,664	8.4	3,664	8.9
Chemicals, Plastics & Rubber	3,153	6.2	3,146	7.2	3,130	7.6
Beverage, Food & Tobacco	2,844	5.6	2,271	5.2	2,189	5.3
Personal & Non-Durable Consumer Products	2,507	4.9	2,316	5.3	1,228	3.0
Personal, Food & Miscellaneous Services	2,479	4.9	649	1.5	575	1.4
Containers, Packaging & Glass	2,344	4.6	2,339	5.4	2,331	5.7
Machinery	2,259	4.4	2,256	5.2	2,332	5.7
Buildings and Real Estate	2,144	4.2	2,120	4.9	2,076	5.0
Education	2,138	4.2	1,775	4.1	1,775	4.3
Automobile	1,944	3.8	1,168	2.7	1,168	2.8
Printing & Publishing	1,894	3.7	1,979	4.5	2,188	5.3
Oil & Gas	1,271	2.5	1,271	2.9	1,283	3.1
Diversified/Conglomerate Services	1,244	2.4	1,001	2.3	308	0.7
Banking	1,149	2.3	204	0.5	-	0.0
Childcare	583	1.1	583	1.3	583	1.4
Home & Office Furnishings	530	1.0	530	1.2	530	1.3
Insurance	-	0.0	-	0.0	422	1.0
	$ 50,915	100.0%	$ 43,632	100.0%	$ 41,180	100.0%

Our Adviser and Administrator

Our Adviser is led by a management team which has extensive experience purchasing real estate and originating mortgage loans. Our Adviser is controlled by Mr. David Gladstone, our chairman and chief executive officer. Mr. Gladstone is also the chairman and chief executive officer of our Adviser. Terry Lee Brubaker, our vice chairman, chief operating officer and a director, is a member of the Board of Directors of our Adviser as well as its vice chairman and chief operating officer. Gladstone Administration, LLC, or our Administrator, employs our chief financial officer and treasurer, chief compliance officer, internal counsel and their respective staffs.

Our Adviser and Administrator also provide investment advisory and administrative services, respectively, to our affiliates, including, but not limited to, Gladstone Capital Corporation and Gladstone Investment Corporation, both publicly-traded business development companies, as well as Gladstone Land Corporation, a publicly traded real estate company. With the exception of Danielle Jones, our chief financial officer and treasurer, and Robert Cutlip, our president, all of our executive officers serve as either directors or executive officers, or both, of Gladstone Capital Corporation and Gladstone Investment Corporation. In addition, with the exception of our president, all of our officers and eight of our nine directors are also officers and directors of Gladstone Land. In the future, our Adviser may provide investment advisory services to other funds, both public and private.

Advisory and Administration Agreements

We are externally managed pursuant to contractual arrangements with our Adviser and our Administrator. Our Adviser and Administrator employ all of our personnel and pay their payroll, benefits and general expenses directly. We have an investment advisory agreement with our Adviser, or the Advisory Agreement, and an administration agreement with our Administrator, or the Administration Agreement.

Under the terms of the Advisory Agreement, we are responsible for all expenses incurred for our direct benefit. Examples of these expenses include legal, accounting, interest on short-term debt and mortgages, tax preparation, directors' and officers' insurance, stock transfer services, stockholder-related fees, consulting and related fees. In addition, we are also responsible for all fees charged by third parties that are directly related to our business, which include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees (although we may be able to pass some or all of such fees on to our tenants and borrowers).

Management Services and Fees under the Advisory Agreement

The Advisory Agreement provides for an annual base management fee equal to 2.0% of our total stockholders' equity, less the recorded value of any preferred stock, or total common stockholders' equity, and for an incentive fee based on funds from operations, or FFO. Our Adviser does not charge acquisition or disposition fees when we acquire or dispose of properties as is common with other externally-advised REITs. Furthermore, there are no fees charged when our Adviser secures long or short term credit or arranges mortgage loans on our properties; however, our Adviser may earn fee income from our borrowers or tenants or other sources.

For purposes of calculating the incentive fee, FFO includes any realized capital gains and capital losses, less any distributions paid on preferred stock and senior common stock, but FFO does not include any unrealized capital gains or losses. The incentive fee would reward our Adviser if our quarterly FFO, before giving effect to any incentive fee, or pre-incentive fee FFO, exceeds 1.75%, or the hurdle rate, of total common stockholders' equity. We pay our Adviser an incentive fee with respect to our pre-incentive fee FFO quarterly as follows:

- no incentive fee in any calendar quarter in which our pre-incentive fee FFO does not exceed the hurdle rate of 1.75% (7% annualized);
- 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% in any calendar quarter (8.75% annualized); and
- 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on FFO

Pre-incentive fee FFO
(expressed as a percentage of total common stockholders' equity)


0
1.75%
2.1875%
0%
100%
20%

Percentage of pre-incentive fee FFO allocated to the incentive fee

The incentive fee may be reduced because of a covenant which exists in our Line of Credit agreement which limits distributions to our stockholders to 95% of FFO with acquisition-related costs that are required to be expensed under ASC 805, Business Combinations, added back to FFO. In order to comply with this covenant, our Board of Directors accepted our Adviser's offer to unconditionally, irrevocably and voluntarily waive on a quarterly basis a portion of the incentive fee for the years ended December 31, 2012, 2011 and 2010, which allowed us to maintain the current level of distributions to our stockholders. These waived fees may not be recouped by our Adviser in the future. Our Adviser has indicated that it intends to continue to waive all or a portion of the incentive fee in order to support the current level of distributions to our stockholders; however, our Adviser is not required to issue any such waiver, either in whole or in part.

Administration Agreement

Pursuant to the Administration Agreement, we pay for our allocable portion of our Administrator's overhead expenses incurred while performing its obligations to us, including, but not limited to, rent and the salaries and benefits expenses of our personnel, including our chief financial officer and treasurer, chief compliance officer, internal counsel, investor relations department and their respective staffs. Our allocable portion of expenses is generally derived by multiplying our Administrator's total expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies managed by our Adviser under similar agreements.

Critical Accounting Policies

The preparation of our financial statements in accordance with Generally Accepted Accounting Principles in the United States, or GAAP, requires management to make judgments that are subjective in nature in order to make certain estimates and assumptions. Application of these accounting policies involves the exercise of judgment regarding the use of assumptions as to future uncertainties, and as a result, actual results could materially differ from these estimates. A summary of all of our significant accounting policies is provided in Note 1 to our consolidated financial statements included elsewhere in this Form 10-K. Below is a summary of accounting polices involving estimates and assumptions that require complex, subjective or significant judgments in their application and that materially affect our results of operations.

Allocation of Purchase Price

When we acquire real estate, we allocate the purchase price to (i) the acquired tangible assets and liabilities, consisting of land, building, tenant improvements and long-term debt and (ii) the identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, in-place leases, unamortized lease origination costs, tenant relationships and capital lease obligations, based in each case on their fair values. All expenses related to the acquisition are expensed as incurred, rather than capitalized into the cost of the acquisition as had been required by the previous accounting.

Our Adviser estimates value using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods, considering current market conditions and costs to execute similar leases. Our Adviser also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets and liabilities acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, which primarily range from 9 to 18 months, depending on specific local market conditions. Our Adviser also estimates costs to execute similar leases, including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. Our Adviser also considers the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and management's expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. A change in any of the assumptions above, which are very subjective, could have a material impact on our results of operations.

The allocation of the purchase price directly affects the following in our consolidated financial statements:

- The amount of purchase price allocated to the various tangible and intangible assets on our balance sheet;
- The amounts allocated to the value of above-market and below-market lease values are amortized to rental income over the remaining non-cancelable terms of the respective leases. The amounts allocated to all other tangible and intangible assets are amortized to depreciation or amortization expense. Thus, depending on the amounts allocated between land and other depreciable assets, changes in the purchase price allocation among our assets could have a material impact on our FFO, a metric which is used by many REIT investors to evaluate our operating performance; and
- The period of time over which tangible and intangible assets are depreciated varies greatly, and thus, changes in the amounts allocated to these assets will have a direct impact on our results of operations. Intangible assets are generally amortized over the respective life of the leases, which normally range from 10 to 15 years. Also, we depreciate our buildings over 39 years, but do not depreciate our land. These differences in timing could have a material impact on our results of operations.

Asset Impairment Evaluation

We periodically review the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified. In determining if impairment exists, our Adviser considers such factors as our tenants' payment histories, the financial condition of our tenants, including calculating the current leverage ratios of tenants, the likelihood of lease renewal, business conditions in the industries in which our tenants operate and whether the carrying value of our real estate has decreased. If any of the factors above indicate the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine if the carrying amount of such property is recoverable. In preparing the projection of undiscounted future cash flows, we estimate the holding periods of the properties and cap rates using information that we obtain from market comparability studies and other comparable sources. If impairment were indicated, the carrying value of the property would be written down to its estimated fair value based on our best estimate of the property's discounted future cash flows using assumptions from market participants. Any material changes to the estimates and assumptions used in this analysis could have a significant impact on our results of operations, as the changes would impact our determination of whether impairment is deemed to have occurred and the amount of impairment loss that we would recognize.

Using the methodology discussed above and in light of the current economic conditions discussed above in "*Overview — Business Environment*," we evaluated our entire portfolio as of December 31, 2012 for any impairment indicators and performed an impairment analysis on those select properties that had an indication of impairment. As a result of this analysis, we concluded that none of our properties were impaired and we will continue to monitor our portfolio for any indicators of impairment.

Results of Operations

The weighted-average yield on our total portfolio was 9.3% as of December 31, 2012. The weighted-average yield on our portfolio is calculated by taking the annualized straight-line rents, reflected as rental income on our consolidated statements of operations, of each acquisition as a percentage of the acquisition. The weighted-average yield does not account for the interest expense incurred on the mortgages placed on our properties.

A comparison of our operating results for the years ended December 31, 2012 and 2011 is below (dollars in thousands):

	For the year ended December 31,			
	2012	2011	$ Change	% Change
Operating revenues				
Rental income	$ 50,915	$ 43,632	$ 7,283	17%
Tenant recovery revenue	355	344	11	3%
Total operating revenues	51,270	43,976	7,294	17%
Operating expenses				
Depreciation and amortization	16,831	14,149	2,682	19%
Property operating expenses	1,588	986	602	61%
Due diligence expense	949	700	249	36%
Base management fee	1,467	1,629	(162)	-10%
Incentive fee	3,569	3,398	171	5%
Administration fee	1,118	1,024	94	9%
General and administrative	1,594	1,497	97	6%
Total operating expenses before credit from Adviser	27,116	23,383	3,733	16%
Credit to incentive fee	(2,221)	(2,113)	108	5%
Total operating expenses	24,895	21,270	3,625	17%
Other income (expense)				
Interest expense	(20,226)	(17,076)	3,150	18%
Distributions attributable to mandatorily redeemable preferred stock	(2,515)	-	2,515	NM
Other income	127	84	43	51%
Total other expense	(22,614)	(16,992)	(5,622)	33%
Net income	3,761	5,714	(1,953)	-34%
Distributions attributable to preferred stock	(4,093)	(4,094)	(1)	0%
Distributions attributable to senior common stock	(113)	(62)	51	82%
Net (loss) income available to common stockholders	$ (445)	$ 1,558	$ (2,003)	-129%
Net (loss) income available to common stockholders per weighted average share of common stock - diluted	$ (0.04)	$ 0.00	$ (0.04)	NM
FFO available to common stockholders	$ 16,386	$ 15,707	$ 679	4%
Diluted FFO per weighted average share of common stock	$ 1.48	$ 1.53	$ (0.05)	-4%

NM = Not meaningful

Operating Revenues

Rental income increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, because of the eight properties acquired during 2012.

Tenant recovery revenue increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011. There was an increase in insurance premiums from 2011, resulting in increased reimbursements from our tenants coupled with an increase in insurance reimbursements we received from certain of our tenants at our properties acquired during 2012.

Operating Expenses

Depreciation and amortization expenses increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, because of the eight properties acquired during 2012.

Property operating expenses consist of franchise taxes, management fees, insurance, ground lease payments and overhead expenses paid on behalf of certain of our properties. Property operating expenses increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily because of ground lease payments we are responsible for paying at two of our properties acquired in the fourth quarter of 2011, coupled with an increase in overhead expenses and franchise taxes paid at certain of our vacant properties.

Due diligence expense primarily consists of legal fees and fees incurred for third-party reports prepared in connection with potential acquisitions and our due diligence analyses related thereto. Due diligence expense increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, as a result of costs incurred related to the eight properties acquired during 2012 coupled with costs incurred for other potential acquisitions, partially offset by an out of period adjustment of $250,000 recorded during the year ended December 31, 2011, related to the acquisition of the property in Orange City, Iowa in December 2010.

The base management fee decreased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to a decrease in total common stockholders' equity, the main component of the calculation. The calculation of the base management fee is described in detail above under *"Advisory and Administration Agreements."*

The incentive fee increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, because of an increase in pre-incentive fee FFO. The increase in pre-incentive fee FFO was due to an increase in rental revenues from the eight acquisitions made in 2012, which was partially offset by an increase in property operating, due diligence and interest expenses during the year ended December 31, 2012, as compared to the year ended December 31, 2011.

The incentive fee credit increased slightly for the year ended December 31, 2012, as compared to the year ended December 31, 2011, because of the increase in the amount of common dividends paid for 2012, which resulted in a larger portion of the incentive fee which was credited. The calculation of the incentive fee is described in detail above within *"Advisory and Administration Agreements."*

The administration fee increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily as a result of an increase in the amount of the total expenses our Administrator incurred during 2012. The calculation of the administration fee is described in detail above within *"Advisory and Administration Agreements."*

General and administrative expenses increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to increase in legal fees incurred at certain of our properties for various projects at those properties coupled with an increase in stockholder related expenses.

Other Income and Expense

Interest expense increased for the year ended December 31, 2012, as compared to the year ended December 31, 2011. This increase was primarily a result of interest on the $124.4 million of mortgage debt assumed and issued during 2012, partially offset by reduced interest expense on our long-term financings from amortizing and balloon principal payments made during the last 12 months.

Distributions on our mandatorily redeemable preferred stock for the year ended December 31, 2012, are from the public offering of 1,540,000 shares of our 7.125% Series C Term Preferred Stock completed in February 2012. Gross proceeds of the offering totaled $38.5 million, and net proceeds were $36.7 million. There were no distributions on our mandatorily redeemable preferred stock for the year ended December 31, 2011 as there was none outstanding.

Other income increased during the year ended December 31, 2012, as compared to the year ended December 31, 2011, because of an easement payment and a bankruptcy settlement from a former tenant received in 2012 related to our property located in Sterling Heights, Michigan. This was partially offset by lower interest income on employee loans during the year ended December 31, 2012, as compared to the year ended December 31, 2011 due to principal repayments made by employees of our Adviser during 2012.

Net (Loss) Income Available to Common Stockholders

Net (loss) income available to common stockholders decreased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily because of increased interest expense and increased distributions to our preferred stockholders from the issuance of our Term Preferred Stock, partially offset by an increase in rental income earned from the eight properties acquired in 2012.

A comparison of our operating results for the years ended December 31, 2011 and 2010 is below (dollars in thousands):

	For the year ended December 31,			
	2011	2010	$ Change	% Change
	(Dollars in Thousands)			
Operating revenues				
Rental income	$ 43,632	$ 41,180	$ 2,452	6%
Interest income from mortgage note receivable	-	421	(421)	-100%
Tenant recovery revenue	344	327	17	5%
Total operating revenues	43,976	41,928	2,048	5%
Operating expenses				
Depreciation and amortization	14,149	13,264	885	7%
Property operating expenses	986	971	15	2%
Due diligence expense	700	412	288	70%
Base management fee	1,629	1,199	430	36%
Incentive fee	3,398	3,480	(82)	-2%
Administration fee	1,024	1,063	(39)	-4%
General and administrative	1,497	3,408	(1,911)	-56%
Total operating expenses before credit from Adviser	23,383	23,797	(414)	-2%
Credit to base management fee	-	(225)	225	100%
Credit to incentive fee	(2,113)	(158)	(1,955)	1237%
Total operating expenses	21,270	23,414	(2,144)	-9%
Other income (expense)				
Interest expense	(17,076)	(17,063)	(13)	0%
Other income	84	3,477	(3,393)	-98%
Total other expense	(16,992)	(13,586)	(3,406)	25%
Net income	5,714	4,928	786	16%
Distributions attributable to preferred stock	(4,094)	(4,094)	-	0%
Distributions attributable to senior common stock	(62)	(20)	(42)	210%
Net income available to common stockholders	$ 1,558	$ 814	$ 744	91%
Diluted net income per weighted average share of common	$ 0.15	$ 0.09	$ 0.05	49%
FFO available to common stockholders	$ 15,707	$ 14,078	$ 1,629	12%
Diluted FFO per weighted average share of common stock	$ 1.53	$ 1.64	$ (0.11)	-7%

Operating Revenues

Rental income increased for year ended December 31, 2011, as compared to the year ended December 31, 2010, because of the seven properties acquired during 2011 and the full year of income from our property acquired in December 2010, partially offset by the lost rental income from two of our properties, which became vacant in 2010.

Interest income from mortgage notes receivable decreased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, as our only mortgage loan was fully repaid in July 2010.

Tenant recovery revenue increased slightly for the year ended December 31, 2011, as compared to the year ended December 31, 2010, because of an increase in insurance premiums from 2010, resulting in increased reimbursements from our tenants.

Operating Expenses

Depreciation and amortization expenses increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, because we acquired seven properties in 2011 and a full year of depreciation was recorded from our property acquired in December 2010.

Property operating expenses consist of franchise taxes, management fees, insurance, ground lease payments and overhead expenses paid on behalf of certain of our properties. Property operating expenses increased during the year ended December 31, 2011, as compared to the year ended December 31, 2010, because of overhead expenses for which we became responsible, which were previously paid directly by our tenants, at our two vacant properties.

Due diligence expense primarily consists of legal fees and fees incurred for third-party reports prepared in connection with potential acquisitions and our due diligence analyses related thereto. Due diligence expense increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, as a result of costs incurred related to the seven properties acquired during 2011, partially offset by an out of period adjustment of $250,000 recorded during 2011 related to the acquisition of the property in Orange City, Iowa in December 2010.

The base management fee increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to an increase in total common stockholders' equity from the issuance of common stock during 2011, the main component of the calculation. There was no base management fee credit in 2011, as there was in 2010, and we currently do not anticipate having credits to the base management fee in the future. The calculation of the base management fee is described in detail above under *"Advisory and Administration Agreements."*

The incentive fee decreased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to the increase in common stockholders' equity from the issuance of common stock during 2011, resulting in a higher hurdle rate to overcome, which is the main component of the calculation.

The incentive fee credit increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, because of the increase in the amount of common stock dividends paid in 2011, which resulted in a larger portion of the incentive fee which was credited. The calculation of the incentive fee is described in the detail above under *"Advisory and Administration Agreement."*

The administration fee decreased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily as a result of a decrease in the amount of the total expenses allocated from our Administrator during the periods, partially offset by an increase in our allocable portion of the total expenses. The calculation of the administration fee is described in detail above under *"Advisory and Administration Agreements."*

General and administrative expenses decreased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to the write-off of approximately $1.6 million of fees and expenses incurred in relation to the termination of the private offering of unregistered senior common stock in 2010.

Other Income and Expense

Interest expense increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This increase was primarily a result of an increase in the rate on our $45.2 million mortgage loan in October 2011 of 0.18% when the mortgage loan was renewed coupled with interest on the $31.7 million of mortgage debt assumed and issued during 2011. This was partially offset by a decrease of 2.3% in the interest rate charged on our $45.2 million mortgage loan that was renewed in September 2010, and reduced interest expense on our long-term financings from amortizing principal payments made during 2010 and 2011.

Other income decreased during the year ended December 31, 2011, as compared to the year ended December 31, 2010, because of $3.3 million in additional income and prepayment fees we received in connection with the early repayment of our mortgage loan in July 2010 coupled with a decrease in interest income from employee loans during the year ended December 31, 2011, as compared to the year ended

December 31, 2010. This decrease was a result of loan payoffs made by employees of our Adviser during 2010 and 2011, coupled with other principal repayments made during the periods.

Net Income Available to Common Stockholders

Net income available to common stockholders increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily because of the write-off of $1.6 million of fees related to the termination of the private offering of unregistered senior common stock in 2010 and income earned from the seven properties acquired during 2011, partially offset by the $3.3 million in additional income that was recognized during 2010 related to the early repayment of our mortgage loan.

Liquidity and Capital Resources

Overview

Our sources of liquidity include cash flows from operations, cash and cash equivalents, borrowings under our Line of Credit, obtaining mortgages on our unencumbered properties and issuing additional equity securities. Our available liquidity at December 31, 2012, was $10.8 million, including $5.5 million in cash and cash equivalents and an available borrowing capacity of $5.3 million under our Line of Credit.

Future Capital Needs

We actively seek conservative investments that are likely to produce income to pay distributions to our stockholders. We intend to use the proceeds received from future equity raised and debt capital borrowed to continue to invest in industrial, commercial and retail real property, make mortgage loans, or pay down outstanding borrowings under our Line of Credit. Accordingly, to ensure that we are able to effectively execute our business strategy, we routinely review our liquidity requirements and continually evaluate all potential sources of liquidity. Our short-term liquidity needs include proceeds necessary to fund our distributions to stockholders, pay the debt service costs on our existing long-term mortgages, and fund our current operating costs. Our long-term liquidity needs include proceeds necessary to grow and maintain our portfolio of investments.

We believe that our available liquidity is sufficient to fund our distributions to stockholders, pay the debt service costs on our existing long-term mortgages and fund our current operating costs in the near term. We further believe that our cash flow from operations coupled with the financing capital available to us in the future are sufficient to fund our long-term liquidity needs. Additionally, to satisfy either our short-term or long-term obligations, or both, we may require credits to our management fees that are issued from our Adviser, although our Adviser is under no obligation to provide any such credits, either in whole or in part.

Equity Capital

During 2012, we raised $2.5 million of common equity under our ATM program, or $2.4 million in net proceeds, at an average share price of $17.79. We also raised $1.6 million in net proceeds of senior common equity. Additionally, we raised $36.7 million of mandatorily redeemable preferred equity, net of offering costs, in February 2012. We used these proceeds to repay a portion of the outstanding balance of the Line of Credit, to acquire additional properties and the remainder for general corporate and working capital needs.

We have also raised $2.4 million of additional common equity thus far in 2013 under our ATM program, or $2.3 million in net proceeds, at an average share price of $18.49.

As of December 31, 2012, we have the ability to raise up to $214.2 million of additional equity capital through the sale and issuance of securities that are registered under our universal shelf registration statement on Form S-3 (File No. 333-169290), or the Universal Shelf, in one or more future public offerings. Of the $214.2 million of available capacity under our Universal Shelf, $18.9 million of common stock is reserved for additional sales under our ATM Program, which we recently extended through November 2014, and $50.7 million is reserved for sales of our senior common stock. Our Universal Shelf expires in September 2013; however, we intend to file a new registration statement in order to continue to raise equity capital.

Debt Capital

As of December 31, 2012, we had 30 fixed-rate mortgage notes payable in the aggregate principal amount of $358.3 million, collateralized by a total of 64 properties with terms at issuance ranging from 5 years to 17 years. The weighted-average interest rate on the mortgage notes payable as of December 31, 2012 was 5.64%.

The CMBS market has returned, see the discussion in "*Overview – Business Environment*" above. Specifically, we continue to see banks and other non-bank lenders willing to issue 10-year mortgages. Consequently, we are focused on obtaining mortgages through regional banks, non-bank lenders and CMBS.

We have mortgage debt in the aggregate principal amount of $15.6 million payable during 2013 and $24.4 million payable during 2014. The 2013 and 2014 principal amounts payable includes both amortizing principal payments and balloon principal payments due in December of 2013 of $8.5 million and June of 2014 of $17.3 million; however, we are initiating conversations with these lenders in advance of these maturities and anticipate being able to extend the maturity dates or refinance with new lenders. We intend to pay the 2013 and 2014 debt amortization payments from operating cash flow and borrowings under our Line of Credit.

Our Line of Credit matures in December 2013. We are currently in discussions with both our existing lender and various other lenders to either renew our existing line or to implement a new line of credit. We anticipate being able to extend or issue a new line in advance of the maturity of our existing line in an amount similar to our existing Line of Credit.

If we cannot find replacement financing, we would not have enough existing liquidity to continue our existing operations. If that were to happen, management would pursue and expect to obtain an extension from the current lender in order to provide additional time to obtain replacement financing. In the unlikely scenario that we are unable to find replacement financing, management has reviewed its cash uses and sources and has identified plans that could be implemented to continue operations despite the maturity of the Line of Credit. These steps could include suspension of capital spending, cost reductions, an equity raise and possible asset disposals. Additionally management has assessed that the remaining assets in the portfolio would produce sufficient cash flows to fund operating cash needs and meet remaining debt service requirements in the near term.

Operating Activities

Net cash provided by operating activities during the year ended December 31, 2012, was $23.4 million, as compared to net cash provided by operating activities of $19.7 million for the year ended December 31, 2011. This increase was primarily a result of rental income received from the eight properties acquired in 2012, partially offset by $1.7 million of leasing commissions paid for renewing existing leases. The majority of cash from operating activities is generated from the rental payments that we receive from our tenants. We utilize this cash to fund our property-level operating expenses and use the excess cash primarily for debt and interest payments on our mortgage notes payable, interest payments on our Line of Credit, distributions to our stockholders, management fees to our Adviser, and other entity-level expenses.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2012, was $92.0 million, which primarily consisted of the acquisition of eight properties during 2012, coupled with tenant improvements performed at certain of our properties and net payments to our lenders for reserves, as compared to net cash used in investing activities during the year ended December 31, 2011, of $46.0 million, which primarily consisted of the acquisition of seven properties, coupled with tenant improvements performed at certain of our properties and net payments to our lenders for reserves.

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2012, was $70.8 million, which primarily consisted of proceeds from the sale of our Term Preferred Stock, common stock, net borrowings on our Line of Credit and proceeds from the issuance of mortgage notes payable, partially offset by distributions paid to our stockholders and principal repayments on mortgage notes payable. Net cash provided by financing activities for the year ended December 31, 2011, was $22.6 million, which primarily consisted of proceeds from the sale of our common stock and proceeds from the issuance of mortgage notes payable, partially offset by distributions paid to our stockholders, principal repayments on mortgage notes payable and net repayments on our Line of Credit.

Line of Credit

In December 2010, we procured a $50.0 million Line of Credit maturing on December 28, 2013, with Capital One, N.A. serving as a revolving lender, a letter of credit issuer and an administrative agent and Branch Banking and Trust Company serving as a revolving lender and letter of credit issuer. The Line of Credit originally provided for a senior secured revolving credit facility of up to $50.0 million, with a standby letter of credit sublimit of up to $20.0 million. In January 2012, the Line of Credit was expanded to $75.0 million and Citizens Bank of Pennsylvania was added as a revolving lender and letter of credit issuer. The interest rate per annum applicable to the Line of Credit is equal to the London Interbank Offered Rate, or LIBOR, plus an applicable margin of up to 3.00% depending upon our leverage. Our leverage ratio used in determining the applicable margin for interest on the Line of Credit is recalculated quarterly. We are subject to an annual maintenance fee of 0.25% per year. Our ability to access this source of financing is subject to our continued ability to meet customary lending requirements such as compliance with financial and operating covenants and our meeting certain lending limits. One such covenant requires us to limit distributions to our stockholders to 95% of our FFO, with acquisition-related costs required to be expensed under ASC 805 added back to FFO for covenant purposes. In addition, the maximum amount that we may draw under this agreement is based on a percentage of the value of properties pledged as collateral to the banks, which must meet agreed upon eligibility standards. Currently, 14 of our properties are pledged as collateral under our Line of Credit.

When we are able to procure mortgages for these pledged properties, the banks will release the properties from the Line of Credit and reduce the availability under the Line of Credit by the advanced amount of the released property. Conversely, as we purchase new properties meeting the eligibility standards, we may pledge these new properties to obtain additional advances under the Line of Credit. Our availability under the Line of Credit will also be reduced by letters of credit used in the ordinary course of business. We may use the advances under the Line of Credit for both general corporate purposes and the acquisition of new investments.

As of February 19, 2013, there was $19.7 million outstanding under the Line of Credit at an interest rate of approximately 3.0% and $6.1 million outstanding under letters of credit at a weighted average interest rate of 3.0%. As of February 19, 2013, the remaining borrowing capacity available under the Line of Credit was $10.6 million. Our ability to increase the availability under our Line of Credit is dependent upon our pledging additional properties as collateral. Traditionally, we have pledged new properties to the Line of Credit as we arrange for long-term mortgages for these pledged properties. Currently, only 16 of our properties do not have long-term mortgages, and 14 of those are pledged as collateral under our Line of Credit. Accordingly, we have only 2 properties which are unencumbered. We were in compliance with all covenants under the Line of Credit as of December 31, 2012.

Contractual Obligations

The following table reflects our material contractual obligations as of December 31, 2012 (in thousands):

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt Obligations (1)	$ 421,790	$ 40,602	$ 65,572	$ 183,107	$ 132,509
Interest on Debt Obligations (2)	120,497	23,777	41,984	24,803	29,933
Operating Lease Obligations (3)	7,400	413	826	829	5,332
Total	$ 549,687	$ 64,792	$ 108,382	$ 208,739	$ 167,774

(1) Debt obligations represent borrowings under our Line of Credit, which represents $25.0 million of the debt obligation due in 2013, mortgage notes payable that were outstanding as of December 31, 2012 and amounts due to the holders of our Term Preferred Stock.

(2) Interest on debt obligations includes estimated interest on our borrowings under our Line of Credit, mortgage notes payable and interest due to the holders of our Term Preferred Stock. The balance and interest rate on our Line of Credit is variable; thus, the amount of interest calculated for purposes of this table was based upon rat and balances as of December 31, 2012.

(3) Operating lease obligations represent the ground lease payments due on our Tulsa, Oklahoma, Dartmouth, Massachusetts, and Springfield, Missouri properties.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2012.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. The primary risk that we believe we are and will be exposed to is interest rate risk. Four of our sixty-five leases contain escalations based on market indices, and the interest rate on our existing Line of Credit is variable. Although we seek to mitigate this risk by structuring such provisions of our loans and leases to contain a minimum interest rate or escalation rate, as applicable, these features do not eliminate this risk. To date, we have not entered into any derivative contracts to attempt to further manage our exposure to interest rate fluctuations.

To illustrate the potential impact of changes in interest rates on our net income for the year ended December 31, 2012, we have performed the following analysis, which assumes that our balance sheet remains constant and that no further actions beyond a minimum interest rate or escalation rate are taken to alter our existing interest rate sensitivity.

The following table summarizes the impact of a 1%, 2% and 3% increase in the one month LIBOR for the year ended December 31, 2012. As of December 31, 2012, our effective average LIBOR was 0.21%; thus, a 1%, 2% or 3% decrease could not occur.

	(Dollars in Thousands)		
Interest Rate Change	Increase to Rental Income	Increase to Interest Expense	Net Decrease to Net Income
1% Increase to LIBOR	$ -	$ 43	$ (43)
2% Increase to LIBOR	-	85	(85)
3% Increase to LIBOR	-	128	(128)

As of December 31, 2012, the fair value of our fixed rate mortgage debt outstanding was $373.6 million. Interest rate fluctuations may affect the fair value of our fixed rate debt instruments. If interest rates on our fixed rate debt instruments, using rates at December 31, 2012, had been one percentage point higher or lower, the fair value of those debt instruments on that date would have decreased or increased by $29.4 million and $28.2 million, respectively.

In the future, we may be exposed to additional effects of interest rate changes, primarily as a result of our Line of Credit or long-term mortgage debt, which we use to maintain liquidity and fund expansion of our real estate investment portfolio and operations. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate the interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes.

In addition to changes in interest rates, the value of our real estate is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of lessees and borrowers, all of which may affect our ability to refinance debt, if necessary.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Report of Management on Internal Controls over Financial Reporting

To the Stockholders and Board of Directors of Gladstone Commercial Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and include those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets, provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO). Based on our assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

February 19, 2013

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Gladstone Commercial Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Gladstone Commercial Corporation and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
McLean, VA
February 19, 2013

Gladstone Commercial Corporation
Consolidated Balance Sheets
(Dollars in Thousands, Except Share and Per Share Data)

	December 31, 2012	December 31, 2011
ASSETS		
Real estate, at cost	$ 533,753	$ 442,521
Less: accumulated depreciation	65,730	53,784
Total real estate, net	468,023	388,737
Lease intangibles, net	57,254	37,670
Cash and cash equivalents	5,546	3,329
Restricted cash	2,935	2,473
Funds held in escrow	7,591	4,086
Deferred rent receivable, net	15,124	12,403
Deferred financing costs, net	6,569	3,473
Other assets	1,737	976
TOTAL ASSETS	$ 564,779	$ 453,147
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ 359,185	$ 285,350
Borrowings under line of credit	25,000	18,700
Series C mandatorily redeemable preferred stock, par value $0.001 per share; $25 per share liquidation preference; 1,700,000 shares and no shares authorized; and 1,540,000 shares and no shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	38,500	-
Deferred rent liability, net	5,379	3,851
Asset retirement obligation liability	3,755	3,289
Accounts payable and accrued expenses	4,715	1,956
Due to Adviser and Administrator [1]	1,175	1,188
Other liabilities	4,705	3,499
Total Liabilities	$ 442,414	$ 317,833
Commitments and contingencies [2]		
STOCKHOLDERS' EQUITY		
Series A and B redeemable preferred stock, par value $0.001 per share; $25 per share liquidation preference; 2,300,000 shares authorized and 2,150,000 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	$ 2	$ 2
Senior common stock, par value $0.001 per share; 7,500,000 shares authorized and 179,511 and 60,290 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	-	-
Common stock, par value $0.001 per share, 38,500,000 shares authorized and 11,083,584 and 10,945,379 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	11	11
Additional paid in capital	215,470	211,553
Notes receivable - employees	(410)	(422)
Distributions in excess of accumulated earnings	(92,708)	(75,830)
Total Stockholders' Equity	122,365	135,314
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 564,779	$ 453,147

[1] Refer to Note 2 "Related-Party Transactions"

[2] Refer to Note 8 "Commitments and Contigencies"

The accompanying notes are an integral part of these consolidated financial statements.

Gladstone Commercial Corporation
Consolidated Statements of Operations
(Dollars in Thousands, Except Per Share Data)

	For the year ended December 31,		
	2012	2011	2010
Operating revenues			
Rental income	$ 50,915	$ 43,632	$ 41,180
Interest income from mortgage note receivable	-	-	421
Tenant recovery revenue	355	344	327
Total operating revenues	51,270	43,976	41,928
Operating expenses			
Depreciation and amortization	16,831	14,149	13,264
Property operating expenses	1,588	986	971
Due diligence expense	949	700	412
Base management fee [(1)]	1,467	1,629	1,199
Incentive fee [(1)]	3,569	3,398	3,480
Administration fee [(1)]	1,118	1,024	1,063
General and administrative	1,594	1,497	3,408
Total operating expenses before credits from Adviser	27,116	23,383	23,797
Credit to base management fee [(1)]	-	-	(225)
Credit to incentive fee [(1)]	(2,221)	(2,113)	(158)
Total operating expenses	24,895	21,270	23,414
Other income (expense)			
Interest expense	(20,226)	(17,076)	(17,063)
Distributions attributable to mandatorily redeemable preferred stock	(2,515)	-	-
Other income	127	84	3,477
Total other expense	(22,614)	(16,992)	(13,586)
Net income	3,761	5,714	4,928
Distributions attributable to preferred stock	(4,093)	(4,094)	(4,094)
Distributions attributable to senior common stock	(113)	(62)	(20)
Net (loss) income available to common stockholders	$ (445)	$ 1,558	$ 814
Earnings per weighted average share of common stock - basic & diluted			
(Loss) income from continuing operations (net of dividends attributable to preferred stock)	$ (0.04)	$ 0.15	$ 0.09
Net (loss) income available to common stockholders	$ (0.04)	$ 0.15	$ 0.09
Weighted average shares of common stock outstanding			
Basic	10,953,325	10,236,859	8,576,303
Diluted	10,953,325	10,288,711	8,601,153
Earnings per weighted average share of senior common stock	$ 1.06	$ 1.05	$ 0.81
Weighted average shares of senior common stock outstanding - basic	107	59	25

[(1)] Refer to Note 2 "Related-Party Transactions"

The accompanying notes are an integral part of these consolidated financial statements.

Gladstone Commercial Corporation
Consolidated Statements of Stockholders' Equity
(Dollars and Shares in Thousands)

	Preferred Stock	Senior Common Stock	Common Stock	Capital in Excess of Par Value	Notes Receivable from Employees	Distributions in Excess of Accumulated Earnings	Total Stockholders' Equity
Balance at December 31, 2009	$ 2	$ -	$ 9	$ 170,623	$ (2,305)	$ (49,878)	$ 118,451
Issuance of senior common stock and common stock, net	-	-	-	3,882	-	-	3,882
Repayment of principal on employee notes receivable	-	-	-	-	1,342	-	1,342
Distributions declared to common, senior common and preferred stockholders	-	-	-	-	-	(16,984)	(16,984)
Forfeiture of common stock in satisfaction of employee note receivable	-	-	-	(244)	-	-	(244)
Net income	-	-	-	-	-	4,928	4,928
Balance at December 31, 2010	$ 2	$ -	$ 9	$ 174,261	$ (963)	$ (61,934)	$ 111,375
Issuance of common stock, net	-	-	2	37,292	-	-	37,294
Repayment of principal on employee notes receivable	-	-	-	-	541	-	541
Distributions declared to common, senior common and preferred stockholders	-	-	-	-	-	(19,610)	(19,610)
Net income	-	-	-	-	-	5,714	5,714
Balance at December 31, 2011	$ 2	$ -	$ 11	$ 211,553	$ (422)	$ (75,830)	$ 135,314
Issuance of senior common stock and common stock, net	-	-	-	3,917	-	-	3,917
Repayment of principal on employee notes receivable	-	-	-	-	12	-	12
Distributions declared to common, senior common and preferred stockholders	-	-	-	-	-	(20,639)	(20,639)
Net income	-	-	-	-	-	3,761	3,761
Balance at December 31, 2012	$ 2	$ -	$ 11	$ 215,470	$ (410)	$ (92,708)	$ 122,365

The accompanying notes are an integral part of these consolidated financial statements.

Gladstone Commercial Corporation
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	For the year ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 3,761	$ 5,714	$ 4,928
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	16,831	14,149	13,264
Amortization of deferred financing costs	1,502	918	1,003
Amortization of deferred rent asset and liability, net	(772)	(616)	(684)
Amortization of discount and premium on assumed debt	9	94	11
Asset retirement obligation expense	168	157	143
(Increase) decrease in other assets	(211)	(142)	389
Increase in deferred rent liability	2,510	1,626	-
Increase in deferred rent receivable	(2,144)	(1,394)	(1,652)
Increase (decrease) in accounts payable, accrued expenses, and amount due Adviser and Administrator	2,746	(504)	348
Increase (decrease) in other liabilities	743	(340)	363
Leasing commissions paid	(1,738)	(6)	(7)
Net cash provided by operating activities	23,405	19,656	18,113
Cash flows from investing activities:			
Acquisition of real estate and related intangible assets	(82,239)	(42,681)	(1,212)
Improvements of existing real estate	(5,557)	(1,844)	(1,207)
Principal repayments on mortgage notes receivable	-	-	10,000
Receipts from lenders for funds held in escrow	1,959	1,911	1,618
Payments to lenders for funds held in escrow	(5,463)	(3,376)	(1,751)
Receipts from tenants for reserves	2,870	2,205	2,155
Payments to tenants from reserves	(2,543)	(2,031)	(2,130)
(Increase) decrease in restricted cash	(461)	(185)	345
Deposits on future acquisitions	(550)	-	-
Deposits refunded	-	-	250
Net cash (used in) provided by investing activities	(91,984)	(46,001)	8,068
Cash flows from financing activities:			
Proceeds from issuance of equity	4,191	39,707	4,127
Offering costs	(300)	(2,412)	(249)
Proceeds from issuance of mandatorily redeemable preferred stock	38,500	-	
Borrowings under mortgage notes payable	99,455	20,052	-
Payments for deferred financing costs	(4,598)	(1,065)	(1,192)
Principal repayments on mortgage notes payable	(52,285)	(6,311)	(2,687)
Principal repayments on employee notes receivable	12	542	1,341
Borrowings from line of credit	41,800	58,474	32,795
Repayments on line of credit	(35,500)	(66,774)	(38,995)
Increase (decrease) in security deposits	134	9	(370)
Distributions paid for common, senior common and preferred stock	(20,613)	(19,610)	(16,979)
Net cash provided by (used in) financing activities	70,796	22,612	(22,209)
Net increase (decrease) in cash and cash equivalents	2,217	(3,733)	3,972
Cash and cash equivalents, beginning of period	3,329	7,062	3,097
Cash and cash equivalents, end of period	$ 5,546	$ 3,329	$ 7,069
Cash paid during year for interest	$ 21,239	$ 17,076	$ 17,970
NON-CASH OPERATING, INVESTING AND FINANCING INFORMATION			
Increase in asset retirement obligation	$ 298	$ 69	$ 614
Fixed rate debt assumed in connection with acquisitions	$ 24,926	$ 11,921	$ 10,795
Forfeiture of common stock in satisfaction of employee note receivable	$ -	$ -	$ 244
Senior common dividend issued in the dividend reinvestment program	$ 26	-	$ 4
Leasing commissions included in accounts payable	$ -	$ -	$ 458

The accompanying notes are an integral part of these consolidated financial statements.

Gladstone Commercial Corporation
Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Gladstone Commercial Corporation, (the "Company", "we" ,"us" ," our"), is a real estate investment trust ("REIT"), that was incorporated under the General Corporation Laws of the State of Maryland on February 14, 2003 primarily for the purpose of investing in and owning net leased industrial, commercial and retail real property and selectively making long-term industrial and commercial mortgage loans. Subject to certain restrictions and limitations, our business is managed by Gladstone Management Corporation, a Delaware corporation (the "Adviser").

Subsidiaries

We conduct substantially all of our operations through a subsidiary, Gladstone Commercial Limited Partnership, a Delaware limited partnership (the "Operating Partnership"). As we currently own all of the general and limited partnership interests of the Operating Partnership through GCLP Business Trust I and II, the financial position and results of operations of the Operating Partnership are consolidated with those of the Company.

Gladstone Commercial Lending, LLC, a Delaware limited liability company ("Gladstone Commercial Lending") and a subsidiary of ours, was created to conduct all operations related to real estate mortgage loans of the Company. As the Operating Partnership currently owns all of the membership interests of Gladstone Commercial Lending, the financial position and results of operations of Gladstone Commercial Lending are consolidated with those of the Company.

Gladstone Commercial Advisers, Inc., a Delaware corporation ("Commercial Advisers") and a subsidiary of the Company, is a taxable REIT subsidiary ("TRS"), which was created to collect any non-qualifying income related to our real estate portfolio. There has been no such income earned to date. Since the Company owns 100% of the voting securities of Commercial Advisers, the financial position and results of operations of Commercial Advisers are consolidated with those of the Company.

GCLP Business Trust I and GCLP Business Trust II, each a subsidiary and business trust of the Company, were formed under the laws of the Commonwealth of Massachusetts on December 28, 2005. We transferred our 99% limited partnership interest in the Operating Partnership to GCLP Business Trust I in exchange for 100 shares of the trust. Gladstone Commercial Partners, LLC transferred its 1% general partnership interest in the Operating Partnership to GCLP Business Trust II in exchange for 100 trust shares.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Reclassifications

Certain line items on the consolidated statements of operations and consolidated statements of cash flows from prior years' financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net income.

Real Estate and Lease Intangibles

We record investments in real estate at cost and capitalize improvements and replacements when they extend the useful life or improve the efficiency of the asset. We expense costs of repairs and maintenance as such costs are incurred. We compute depreciation using the straight-line method over the estimated useful life or 39 years for buildings and improvements, 5 to 7 years for equipment and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We account for our acquisitions of real estate in accordance with Accounting Standards Codification ("ASC") 805, "Business Combinations," which requires that the purchase price of real estate be recorded at fair value and allocated to the acquired tangible assets and liabilities, consisting of land, building, tenant improvements, long-term debt, capital lease obligations, and identified intangible assets and liabilities, consisting of above-market and below-market leases, in-place leases, lease origination costs and tenant relationships, based in each case on their fair values. ASC 805 also requires that all expenses related to the acquisition be expensed as incurred, rather than capitalized into the cost of the acquisition.

Management's estimates of fair value are made using methods similar to those used by independent appraisers (e.g. discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets and liabilities acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, which primarily range from nine to eighteen months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

We allocate purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The "as-if-vacant" value is allocated to land, building and tenant improvements based on management's determination of the relative fair values of these assets. Real estate depreciation expense on these tangible assets was $11.9 million, $10.1 million and $9.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Above-market and below-market in-place lease fair values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. When determining the non-cancelable term of the lease, we evaluate if fixed-rate renewal options, if any, should be included. The capitalized above-market lease values, included in the accompanying consolidated balance sheets as part of deferred rent receivable, are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. Total amortization related to above-market lease values was $0.3 million for each of the years ended December 31, 2012, 2011 and 2010, respectively. The capitalized below-market lease values, included in the accompanying consolidated balance sheets as part of deferred rent liability, are amortized as an increase to rental income over the remaining non-cancelable terms of the respective leases. Total amortization related to below-market lease values was $1.1 million. $1.0 million and $0.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The total amount of the remaining intangible assets acquired, which consists of in-place lease values, unamortized lease origination costs, and customer relationship intangible values, are allocated based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics to be considered by management in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and our expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The value of in-place leases and lease origination costs are amortized to expense over the remaining term of the respective leases, which generally range from 10 to 15 years. The value of customer relationship intangibles, which is the benefit to us resulting from the likelihood of an existing tenant renewing its lease, are amortized to expense over the remaining term and any anticipated renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the above-market and below-market lease values, in-place lease values, lease origination costs and customer relationship intangibles will be immediately charged to the related income or expense. Total amortization expense related to these intangible assets was $4.9 million, $4.0 million and $3.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Impairment

We account for the impairment of real estate, including intangible assets, in accordance with ASC 360-10-35, "Property, Plant, and Equipment," which requires us to periodically review the carrying value of each property to determine if circumstances indicate impairment of the carrying value of the investment exists or that depreciation periods should be modified. If circumstances indicate the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine if the carrying value of the investment in such property is recoverable. In performing the analysis, we consider such factors as the tenants' payment history and financial condition, the likelihood of lease renewal, business conditions in the industry in which the tenants operate and whether there are indications that the fair value of the real estate has decreased. If the carrying amount is less than the aggregate undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

We evaluate our entire property portfolio each quarter for any impairment indicators and perform an impairment analysis on those select properties that have an indication of impairment. We concluded that none of our properties were impaired as of December 31, 2012, and will continue to monitor our portfolio for any indicators of impairment. There have been no impairments recognized on our real estate assets since inception.

Cash and Cash Equivalents

We consider cash equivalents to be all short-term, highly-liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase, except that any such investments purchased with funds held in escrow or similar accounts are classified as restricted cash. Items classified as cash equivalents include money-market deposit accounts. Our cash and cash equivalents at December 31, 2012 were primarily held in the custody of two financial institutions, and our balance at times may exceed federally insurable limits.

Restricted Cash

Restricted cash consists of security deposits and receipts from tenants for reserves. These funds will be released to the tenants upon completion of agreed upon tasks, as specified in the lease agreements, mainly consisting of maintenance and repairs on the buildings and upon receipt by us of evidence of insurance and tax payments. For purposes of the consolidated statements of cash flows, changes in restricted cash caused by changes in reserves held for tenants are shown as investing activities. Changes in restricted cash caused by changes in security deposits are reflected in cash from financing activities.

Funds Held in Escrow

Funds held in escrow consist of funds held by certain of our lenders for properties held as collateral by these lenders. These funds will be released to us upon completion of agreed upon tasks, as specified in the mortgage agreements, mainly consisting of maintenance and repairs on the buildings, and when evidence of insurance and tax payments has been submitted to the lenders.

Deferred Financing Costs

Deferred financing costs consist of costs incurred to obtain financing, including legal fees, origination fees and administrative fees. The costs are deferred and amortized using the straight-line method, which approximates the effective interest method, over the term of the secured financing. We made payments of $4.6 million, $1.1 million and $1.2 million for deferred financing costs during the years ended December 31, 2012, 2011 and 2010, respectively. The payments incurred during the year ended December 31, 2012 were primarily related to the issuance of our 7.125% Series C Cumulative Term Preferred Stock, (the "Term Preferred Stock"), discussed in further detail in Note 7 "Mandatorily Redeemable Preferred Stock." Total amortization expense related to deferred financing costs is included in interest expense and was $1.5 million, $1.0 million and $1.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Revenue Recognition

Rental revenue includes rents that each tenant pays in accordance with the terms of its respective lease reported evenly over the non-cancelable term of the lease. Most of our leases contain rental increases at specified intervals. We recognize such revenues on a straight-line basis. Deferred rent receivable in the accompanying consolidated balance sheet includes the cumulative difference between rental revenue, as recorded on a straight-line basis, and rents received from the tenants in accordance with the lease terms, along with the capitalized above-market in-place lease values of certain acquired properties. Accordingly, we determine, in our judgment, to what extent the deferred rent receivable applicable to each specific tenant is collectable. We review deferred rent receivable, as it relates to straight line rents, on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the geographic area in which the property is located. In the event that the collectability of deferred rent with respect to any given tenant is in doubt, we record an allowance for uncollectable accounts or record a direct write-off of the specific rent receivable. No such reserves or direct write-offs have been recorded to date.

Tenant recovery revenue includes payments from tenants as reimbursements for franchise taxes, management fees, insurance, and ground lease payments. We recognize tenant recovery revenue in the same periods that we incur the related expenses.

Income Taxes

We have operated and intend to continue to operate in a manner that will allow us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and, accordingly, will not be subject to federal income taxes on amounts distributed to stockholders (except income from foreclosure property), provided that we distribute at least 90% of our REIT taxable income to our stockholders and meet certain other conditions. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income.

Commercial Advisers is a wholly-owned TRS that is subject to federal and state income taxes. Though Commercial Advisers has had no activity to date, we would account for any future income taxes in accordance with the provisions of ASC 740, "Income Taxes." Under ASC 740-10-25, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

We may recognize a tax benefit from an uncertain tax position when it is more-likely-than-not (defined as a likelihood of more than 50%) that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. If a tax position does not meet the more-likely-than-not recognition threshold, despite our belief that the filing position is supportable, the benefit of that tax position is not recognized in the statements of operations. We recognize interest and penalties, as applicable, related to unrecognized tax benefits as a component of income tax expense. We recognize unrecognized tax benefits in the period that the uncertainty is eliminated by either affirmative agreement of the uncertain tax position by the applicable taxing authority, or by expiration of the applicable statute of limitation. For the years ended December 31, 2012, 2011 and 2010, we did not record any uncertain tax positions.

Asset Retirement Obligations

ASC 410, "Asset Retirement and Environmental Obligation," requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. ASC 410-20-20 clarifies that the term "Conditional Asset Retirement Obligation" refers to a legal obligation (pursuant to existing laws or by contract) to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. ASC 410-20-25-6 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We have accrued a liability and corresponding increase to the cost of the related properties for disposal related to all properties constructed prior to 1985 that have, or may have, asbestos present in the building. The liabilities are accreted over the life of the leases for the respective properties. We accrued $0.3 million, $0.1 million and $0.6 million in liabilities in connection with acquisitions for the years ended December 31, 2012, 2011 and 2010, respectively. We also recorded expenses of $0.2 million, $0.2 million and $0.1 million during the years ended December 31, 2012, 2011 and 2010, respectively. Costs of future expenditures for obligations are discounted to their present value. The aggregate undiscounted obligation on all properties is $9.2 million and the discount rates used in the calculations ranges from 2.5% to 7.6%. We do not expect to make any payments in conjunction with these obligations in each of the next five years.

Stock Issuance Costs

We account for stock issuance costs in accordance with SEC Staff Accounting Bulletin ("SAB") Topic 5.A, which states that incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. Accordingly, we record costs incurred related to our ongoing equity offerings to other assets on our consolidated balance sheet and ratably apply these amounts to the cost of equity as stock is issued. If an equity offering is subsequently terminated and there are amounts remaining in other assets that have not been allocated to the cost of the offering, the remaining amounts are recorded as a general and administrative expense on our consolidated statements of operations.

Other Income

We record non-operating and unusual or infrequently earned income as other income on our consolidated statements of operations. Accordingly, on April 15, 2005, we originated a mortgage loan in the amount of $10.0 million that was collateralized by an office building located in McLean, Virginia in which our Adviser and Administrator are subtenants. The mortgage loan was originally scheduled to mature in May 2017 but, in July 2010 this mortgage was fully repaid. We received $3.3 million of additional income and prepayment fees in connection with the early payment, which was recorded as other income in the consolidated statement of operations.

Real Estate Held for Sale and Discontinued Operations

ASC 360-10, "Property, Plant, and Equipment," requires that the results of operations of any properties which have been sold, or are held for sale, be presented as discontinued operations in our consolidated financial statements in both current and prior periods presented. Income items related to held for sale properties are listed separately on our consolidated income statement as discontinued operations. Real estate assets held for sale are measured at the lower of the carrying amount or the fair value, less the cost to sell, and are listed separately on our consolidated balance sheet. Once properties are listed as held for sale, no further depreciation is recorded. We currently do not own any properties that are classified as discontinued operations.

Comprehensive Income

For the years ended December 31, 2012, 2011 and 2010, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2011-04 which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and International Financial Reporting Standards, or IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and as such, we have increased our disclosures related to Level 3 fair value measurements of our mortgage notes payable, in addition to other required disclosures. There were no related impacts on our financial position, results of operations or cash flows.

2. Related-Party Transactions

We are externally managed pursuant to contractual arrangements with our Adviser and Gladstone Administration, LLC (the "Administrator"), which collectively employ all of our personnel and pay their salaries, benefits, and general expenses directly. We have an advisory agreement with our Adviser (the "Advisory Agreement") and an administration agreement with our Administrator (the "Administration Agreement"). The management and administrative services and fees under the Advisory and Administration Agreements are described below. As of both December 31, 2012 and December 31, 2011, $1.2 million was due to our Adviser and Administrator.

Advisory Agreement

The Advisory Agreement provides for an annual base management fee equal to 2% of our total stockholders' equity, less the recorded value of any preferred stock ("common stockholders' equity"), and an incentive fee based on funds from operations ("FFO"). For the years ended December 31, 2012, 2011 and 2010, we recorded a base management fee of $1.5 million, $1.6 million and $1.2 million, respectively. Our Advisor's Board of Directors voted to give us a voluntary and irrevocable credit to the base management fee for the year ended December 31, 2010 of $0.2 million. This credit may not be recouped by our Adviser in the future.

For purposes of calculating the incentive fee, FFO includes any realized capital gains and capital losses, less any distributions paid on preferred stock and senior common stock, but FFO does not include any unrealized capital gains or losses. The incentive fee rewards the Adviser if our quarterly FFO, before giving effect to any incentive fee ("pre-incentive fee FFO"), exceeds 1.75%, or 7% annualized (the "hurdle rate"), of total common stockholders' equity. The Adviser receives 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% of our common stockholders' equity. The Adviser also receives an incentive fee of 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% of common stockholders' equity.

For the years ended December 31, 2012, 2011 and 2010, we recorded an incentive fee of $3.6 million, $3.4 million and $3.5 million, respectively, offset by credits related to unconditional, voluntary and irrevocable waivers issued by the Adviser of $2.2 million, $2.1 million and $0.2 million, respectively, resulting in a net incentive fee for the years ended December 31, 2012, 2011 and 2010, of $1.4 million, $1.3 million and $3.3

million, respectively. Our Board of Directors accepted the Adviser's offer to waive, on a quarterly basis, a portion of the incentive fee for the years ended December 31, 2012, 2011 and 2010, in order to support the current level of distributions to our stockholders. This waiver may not be recouped by the Adviser in the future.

Administration Agreement

Pursuant to the Administration Agreement, we pay for our allocable portion of the Administrator's overhead expenses in performing its obligations to us, including, but not limited to, rent and the salaries and benefits of its personnel, including our chief financial officer and treasurer, chief compliance officer, internal counsel and their respective staffs. Our allocable portion of expenses is derived by multiplying the Administrator's total allocable expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies managed by the Adviser under similar agreements. For the years ended December 31, 2012, 2011 and 2010, we recorded an administration fee of $1.1 million, $1.0 million and $1.1 million, respectively.

Dealer Manager Agreement

In connection with the offering of our senior common stock (see Note 9, "Stockholders' Equity," for further details) we entered into a Dealer Manager Agreement, dated March 25, 2011 (the "Dealer Manager Agreement"), with Gladstone Securities, LLC (the "Dealer Manager"), pursuant to which the Dealer Manager agreed to act as our exclusive dealer manager in connection with the offering. The Dealer Manager is an affiliate of ours, as its parent company is controlled by Mr. David Gladstone, our chairman and chief executive officer. Pursuant to the terms of the Dealer Manager Agreement, the Dealer Manager is entitled to receive a sales commission in the amount of 7.0% of the gross proceeds of the shares of senior common stock sold, plus a dealer manager fee in the amount of 3.0% of the gross proceeds of the shares of senior common stock sold. The Dealer Manager, in its sole and absolute discretion, may re-allocate all of its selling commissions attributable to a participating broker-dealer and may also re-allocate a portion of its Dealer Manager fee earned in respect of the proceeds generated by the participating broker-dealer to any participating broker-dealer as a non-accountable marketing allowance. In addition, we have agreed to indemnify the Dealer Manager against various liabilities, including certain liabilities arising under the federal securities laws. We made approximately $173,000 and $5,000 of payments during the years ended December 31, 2012 and 2011, respectively, to the Dealer Manager pursuant to this agreement. There were no payments made during the year ended December 31, 2010.

3. Earnings (Loss) per Share of Common Stock

The following tables set forth the computation of basic and diluted earnings (loss) per share of common stock for the years ended December 31, 2012, 2011 and 2010. We computed basic earnings per share for the years ended December 31, 2012, 2011 and 2010 using the weighted average number of shares outstanding during the periods. Diluted earnings (loss) per share for the years ended December 31, 2012, 2011 and 2010, reflects additional shares of common stock, related to our convertible senior common stock, that would have been outstanding if dilutive potential shares of common stock had been issued, as well as an adjustment to net (loss) income available to common stockholders as applicable to common stockholders that would result from their assumed issuance (in thousands).

	For the year ended December 31,					
	2012		2011		2010	
Calculation of basic earnings per share of common stock:						
Net (loss) income available to common stockholders	$	(445)	$	1,558	$	814
Denominator for basic weighted average shares of common stock		10,953,325		10,236,859		8,576,303
Basic (loss) earnings per share of common stock	$	(0.04)	$	0.15	$	0.09
Calculation of diluted earnings per share of common stock:						
Net (loss) income available to common stockholders	$	(445)	$	1,558	$	814
Add: Income impact of assumed conversion of senior common stock [1]		-		62		20
Net (loss) income available to common stockholders plus assumed conversions	$	(445)	$	1,620	$	834
Denominator for basic weighted average shares of common stock		10,953,325		10,236,859		8,576,303
Effect of convertible senior common stock [1]		-		51,852		24,850
Denominator for diluted weighted average shares of common stock		10,953,325		10,288,711		8,601,153
Diluted (loss) earnings per share of common stock	$	(0.04)	$	0.15	$	0.09

[1] Convertible senior common stock was excluded from the calculation of diluted earnings per share for the year ended December 31, 2012 because it was anti-dilutive. Had the convertible senior common stock been included in the calculation, 121,891 additional shares would have been included in the diluted weighted average shares of common stock.

4. Real Estate and Intangible Assets

Real Estate

The following table sets forth the components of our investments in real estate as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012		December 31, 2011	
Real estate:				
Land	$	69,126	$	60,602
Building and improvements		442,451		367,605
Tenant improvements		22,176		14,314
Accumulated depreciation		(65,730)		(53,784)
Real estate, net	$	468,023	$	388,737

New Real Estate Activity

During the year ended December 31, 2012, we acquired eight properties, which are summarized below (dollars in thousands):

Location	Acquisition Date	Square Footage	Lease Term	Renewal Options	Total Purchase Price	Acquistion Expenses	Annualized Straight Line Rent	Debt Issued / Assumed
Ashburn, VA	1/25/2012	52,130	15 years	2 (5 years each)	$ 10,775	$ 102	$ 989	N/A
Ottumwa, IA	5/30/2012	352,860	11.5 years	3 (5 years each)	7,100	49	684	5,000
New Albany, OH	6/5/2012	89,000	10.5 years	2 (5 years each)	13,333	196	1,361	N/A
Columbus, GA	6/21/2012	32,000	11.5 years	2 (5 years each)	7,320	71	656	4,750
Columbus, OH	6/28/2012	31,293	10 years	N/A	4,037	66	342	N/A
Jupiter, FL	9/26/2012	60,000	10.5 years	2 (5 years each)	15,500	61	1,372	10,758 (1)
Fort Worth, TX	11/8/2012	208,234	14 years	N/A	19,950	128	1,628	14,168 (1)
Columbia, SC	11/21/2012	146,483	10 years	3 (5 years each)	29,150	105	2,614	19,000
Total		972,000			$ 107,165	$ 778	$ 9,646	$ 53,676

(1) Debt assumed as part of acquisition

In accordance with ASC 805, we determined the fair value of acquired assets and liabilities assumed related to the properties acquired during the year ended December 31, 2012 as follows (in thousands):

	Land	Building	Tenant Improvements	In-place Leases	Leasing Costs	Customer Relationships	Above Market Leases	Below Market Leases	Discount/ (Premium) on Assumed Debt	Total Purchase Price
Ashburn, VA	$ 706	$ 6,551	$ 1,307	$ 804	$ 908	$ 499	$ -	$ -	$ -	$ 10,775
Ottumwa, IA	212	4,743	329	940	484	499	-	(107)	-	7,100
New Albany, OH	1,658	7,511	1,235	1,122	857	903	47	-	-	13,333
Columbus, GA	1,378	3,894	626	574	473	375	-	-	-	7,320
Columbus, OH	542	1,856	597	391	213	325	113	-	-	4,037
Jupiter, FL	1,160	11,249	745	1,603	701	909	-	-	(867)	15,500
Fort Worth, TX	963	15,507	140	1,579	2,107	517	-	-	(863)	19,950
Columbia, SC	1,905	17,765	2,883	2,454	1,490	1,919	734	-	-	29,150
	$ 8,524	$ 69,076	$ 7,862	$ 9,467	$ 7,233	$ 5,946	$ 894	$ (107)	$ (1,730)	$ 107,165

Below is a summary of the total revenue and net income recognized on the properties acquired during the year ended December 31, 2012 (in thousands):

		For the Year Ended December 31,	
		2012	2012
Location	Acquisition Date	Rental Revenue	Net Income (1)
Ashburn, VA	1/25/2012	$ 925	$ 555
Ottumwa, IA	5/30/2012	408	200
New Albany, OH	6/5/2012	776	445
Columbus, GA	6/21/2012	346	186
Columbus, OH	6/28/2012	168	65
Jupiter, FL	9/26/2012	362	191
Fort Worth, TX	11/8/2012	240	118
Columbia, SC	11/21/2012	282	123
		$ 3,507	$ 1,883

(1) Does not include interest expense or acquisition related costs that are required to be expensed under ASC 805.

We acquired eight properties during the year ended December 31, 2012, seven properties during the year ended December 31, 2011, and one property during the year ended December 31, 2010. The following table reflects pro-forma consolidated statements of operations as if the properties were acquired as of the beginning of the previous period. The pro-forma earnings for the year ended December 31, 2012, were adjusted to exclude $0.8 million of acquisition-related costs incurred in 2012, and the pro-forma earnings related to the eight properties acquired. The pro-forma earnings for the year ended December 31, 2012, were adjusted to include these charges (dollars in thousands):

	For the year ended December 31,		
	2012	2011	2010
		(unaudited)	
Operating Data:			
Total operating revenue	$ 55,849	$ 56,414	$ 47,968
Total operating expenses	(27,571)	(29,182)	(27,566)
Other expense	(25,040)	(21,709)	(15,465)
Net income	3,238	5,523	4,937
Dividends attributable to preferred and senior common stock	(4,206)	(4,156)	(4,114)
Net (loss) income available to common stockholders	$ (968)	$ 1,367	$ 823
Share and Per Share Data:			
Basic & diluted (loss) earnings per share of common stock	$ (0.09)	$ 0.13	$ 0.10
Weighted average shares outstanding-basic (in thousands)	10,953,325	10,236,859	8,576,303
Weighted average shares outstanding-diluted (in thousands)	10,953,325	10,288,711	8,601,153

The weighted average amortization period for the intangible assets acquired and liabilities assumed during the years ended December 31, 2012 and 2011, respectively, were as follows:

Intangible Assets & Liabilities	2012	2011
In-place leases	11.2	16.4
Leasing costs	11.2	16.4
Customer relationships	14.6	19.2
Above market leases	10.1	8.8
Below market leases	11.3	20.9
All intangible assets & liabilities	12.1	17.1

Future operating lease payments from tenants under non-cancelable leases, excluding tenant reimbursement of expenses, for each of the five succeeding fiscal years and thereafter is as follows:

Year	Tenant Lease Payments
2013	$ 50,534
2014	49,719
2015	46,431
2016	42,240
2017	40,239
Thereafter	266,545

In accordance with the lease terms, substantially all operating expenses are required to be paid by the tenant; however, we would be required to pay property taxes on the respective properties in the event the tenants fail to pay them. The total annual property taxes for all properties owned by us at December 31, 2012, were $8.9 million.

Existing Real Estate Activity

On February 14, 2012, we extended the lease with the tenant occupying our property located in San Antonio, Texas. The lease covering this property was extended for an additional seven-year period, through November 2021. The lease was originally set to expire in February 2014. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.8 million. Furthermore, the lease grants the tenant two options to extend the lease for a period of five years each. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.6 million, payable over two years, and paid $0.3 million in leasing commissions.

On February 27, 2012, we extended the lease with the tenant occupying our property located in Roseville, Minnesota. The new lease covers approximately one-third of this property and was extended for an additional five-year period, through December 2017. The lease was originally set to expire in December 2012. The tenant in this property paid rent on the entire building through the end of 2012, and we continue to search for new tenants to lease the remainder of the building. The new lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of $2.9 million for the remainder of 2012 and annualized straight line rents beginning in 2013 of $1.2 million. Furthermore, the lease grants the tenant one option to extend the lease for a period of five years. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.4 million, payable over two years, and paid $0.8 million in leasing commissions.

On June 29, 2012, we extended the lease with the tenant occupying our property located in Hialeah, Florida. The lease covering this property was extended for an additional five-year period, through March 2027. The lease was originally set to expire in March 2022. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $1.1 million. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.3 million.

On August 7, 2012, we extended the lease with the tenant occupying our property located in Wichita, Kansas. The lease covering this property was extended for an additional five-year period, through September 2017. The lease was originally set to expire in September 2012. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.8 million. In connection with the extension of the lease and the modification of certain terms under the lease, we paid $0.2 million in leasing commissions.

On September 10, 2012, we extended the lease with the tenant occupying our property located in South Hadley, Massachusetts. The lease covering this property was extended for an additional one-year period, through January 2014. The lease was originally set to expire in February 2013. The lease provides for annual rents of approximately $0.3 million.

On September 11, 2012, we extended the lease with the tenant occupying our property located in Mason, Ohio. The lease covering this property was extended for almost an additional seven-year period, through June 2020. The lease was originally set to expire in January 2013. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.6 million. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.5 million, and paid $0.3 million in leasing commissions.

On September 27, 2012, our tenant occupying our property located in Arlington, Texas, exercised its option to extend the lease covering this property for an additional five-year period, through March 2018. The lease was originally set to expire in April 2013. The lease provides that the option period rent be at fair market rent, but not less than the current rental rate.

On October 5, 2012, we modified and extended the lease with the tenant occupying our property located in Concord Township, Ohio. The lease covering this property was extended for an additional six-year period, through August 2034, in exchange for a reduction in rent payable over the next two years. The lease was originally set to expire in March 2028. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $1.7 million. In connection with the extension of the lease and the modification of certain terms under the lease, we provided a tenant allowance of $0.2 million.

On November 8, 2012, we extended the lease with the tenant occupying our property located in Big Flats, New York. The lease covering this property was extended for an additional 10 years, through September 2023. The lease was originally set to expire in September 2013. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $0.5 million. In connection with the extension of the lease and the modification of certain terms under the lease, we paid $0.2 million in leasing commissions.

Intangible Assets

The following table summarizes the carrying value of intangible assets and the accumulated amortization for each intangible asset class (in thousands):

	December 31, 2012		December 31, 2011	
	Lease Intangibles	Accumulated Amortization	Lease Intangibles	Accumulated Amortization
In-place leases	$ 34,085	$ (12,125)	$ 24,620	$ (10,181)
Leasing costs	24,071	(7,103)	15,013	(5,663)
Customer relationships	26,671	(8,345)	20,725	(6,844)
	$ 84,827	$ (27,573)	$ 60,358	$ (22,688)

The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

Year	Estimated Amortization Expense
2013	$ 7,545
2014	6,282
2015	5,854
2016	5,223
2017	5,039
Thereafter	27,311

5. Mortgage Notes Payable and Line of Credit

Our mortgage notes payable and line of credit (the "Line of Credit") as of December 31, 2012 and December 31, 2011 are summarized below (in thousands):

Date of Issuance/ Assumption	Principal Maturity Date	Stated Interest Rate at December 31, 2012 (1)	Principal Balance Outstanding December 31, 2012	Principal Balance Outstanding December 31, 2011
02/21/06	12/01/13	5.91%	$ 8,658	$ 8,845
02/21/06	06/30/14	5.20%	17,930	18,345
08/25/05	09/01/15	5.33%	20,074	20,431
09/12/05	09/01/15	5.21%	11,821	12,019
09/06/07	12/11/15	5.81%	4,141	4,219
12/21/05	01/08/16	5.71%	18,155	18,448
03/29/06	04/01/16	5.92%	16,669	16,871
04/27/06	05/05/16	6.58%	13,080	13,409
08/29/08	06/01/16	6.80%	5,866	6,019
06/20/11	06/30/16	6.08%	11,341	11,505
11/22/06	12/01/16	5.76%	13,558	13,761
12/22/06	01/01/17	5.79%	20,731	21,037
02/08/07	03/01/17	6.00%	13,775	13,775
06/05/07	06/08/17	6.11%	14,163	14,240
10/15/07	11/08/17	6.63%	15,072	15,278
09/26/12	07/01/18	5.75%	10,707	-
11/18/11	11/01/18	4.50%	4,256	4,352
12/06/11	12/06/19	6.00%	8,272	8,500
10/28/11	11/01/21	6.00%	7,068	7,190
04/05/12	05/01/22	6.10%	18,821	-
06/21/12	07/06/22	5.05%	4,712	-
08/03/12	07/31/22	5.00%	2,979	-
07/24/12	08/01/22	5.60%	9,661	-
10/01/12	10/01/22	4.86%	33,888	-
11/21/12	12/06/22	4.04%	19,000	-
12/15/10	12/10/26	6.63%	9,983	10,402
05/16/12	12/31/26	4.30%	2,897	-
11/08/12	02/01/27	5.69%	14,145	-
05/30/12	05/10/27	6.50%	4,883	-
06/27/12	07/01/29	5.10%	1,984	-
09/15/08	10/01/12	4.76%	-	45,233
03/16/05	04/01/30	6.33%	-	2,314
Contractual Fixed-Rate Mortgage Notes Payable:			$ 358,290	$ 286,193
Premiums and (Discounts), net:			895	(843)
Total Fixed-Rate Mortgage Notes Payable:			$ 359,185	$ 285,350
Variable-Rate Line of Credit:				
12/28/10	12/28/13	LIBOR +2.75%	$ 25,000	$ 18,700
Total Mortgage Notes Payable and Line of Credit			$ 384,185	$ 304,050

(1) The weighted average interest rate on all debt outstanding at December 31, 2012, was approximately 5.46%.

Mortgage Notes Payable

As of December 31, 2012, we had 30 fixed-rate mortgage notes payable, collateralized by a total of 64 properties. Gladstone Commercial Corporation has limited recourse liabilities that could result from any one or more of the following circumstances: a borrower voluntarily filing for bankruptcy, improper conveyance of a property, fraud or material misrepresentation, misapplication or misappropriation of rents, security deposits, insurance proceeds or condemnation proceeds, or physical waste or damage to the property resulting from a borrower's gross negligence or willful misconduct. We will also indemnify lenders against claims resulting from the presence of hazardous substances or activity involving hazardous substances in violation of environmental laws on a property. The weighted-average interest rate on the mortgage notes payable as of December 31, 2012 was 5.64%.

Repayments

On February 1, 2012, we repaid in full the mortgage on our property located in Canton, North Carolina in the amount of $2.3 million. We did not incur any prepayment penalties associated with the early repayment. The original maturity date of this mortgage was April 2030.

On October 1, 2012, we repaid our $45.2 million mortgage in full, which, with extension options, was due October 1, 2013, without incurring any exit fees. We used proceeds from a $34.0 million mortgage, borrowed through certain of our wholly-owned subsidiaries, pursuant to a long-term note payable from KeyBank National Association, which is collateralized by security interests in seven of our properties coupled with existing cash on hand to repay the mortgage.

During the year ended December 31, 2012, we issued or assumed 11 long-term mortgages, which are summarized below (in thousands):

Date of Issuance/ Assumption	Issuing Bank	Borrowings	Interest Rate	Maturity Date
4/5/2012	KeyBank National Association	$ 19,000	6.10%	5/1/2022
5/16/2012	City National Bank	2,940	4.30%	12/31/2026
5/30/2012	Modern Woodman of America	5,000	6.50%	5/10/2027
6/21/2012	Citigroup	4,750	5.05%	7/6/2022
6/27/2012	American Equity Investment Life Co.	2,000	5.10%	7/1/2029
7/24/2012	American National Insurance Co.	9,750	5.60%	8/1/2022
8/3/2012	Farmers Citizens Bank	3,000	5.00%	7/31/2022
9/26/2012	Midland National Investment Life Co.	10,758	5.75%	7/1/2018
10/1/2012	KeyBank National Association	34,000	4.86%	10/1/2022
11/8/2012	American United Life Insurance Co	14,168	5.69%	2/1/2027
11/21/2012	Cantor Commercial Real Estate	19,000	4.04%	12/6/2022
		$ 124,366		

The fair value of all fixed-rate mortgage notes payable outstanding as of December 31, 2012, was $373.6 million, as compared to the carrying value stated above of $358.3 million. The fair value is calculated based on a discounted cash flow analysis, using interest rates based on management's estimate of market interest rates on long-term debt with comparable terms. The fair value was calculated using Level 3 inputs of the hierarchy established by ASC 820, "Fair Value Measurements and Disclosures."

Scheduled principal payments of mortgage notes payable for each of the five succeeding fiscal years and thereafter are as follows (in thousands):

Year	Scheduled Principal Payments
2013	$ 15,602
2014	24,377
2015	41,195
2016	79,219
2017	65,386
Thereafter	132,511
	$ 358,290

Line of Credit

In December 2010, we procured a $50.0 million Line of Credit (with Capital One, N.A. serving as a revolving lender, a letter of credit issuer and an administrative agent and Branch Banking and Trust Company serving as an additional revolving lender and letter of credit issuer), which matures on December 28, 2013. The Line of Credit originally provided for a senior secured revolving credit facility of up to $50.0 million with a standby letter of credit sublimit of up to $20.0 million. On January 31, 2012, the Line of Credit was expanded to $75.0 million and Citizens Bank of Pennsylvania was added as a revolving lender and letter of credit issuer. Currently, 14 of our properties are pledged as collateral under our Line of Credit. The interest rate per annum applicable to the Line of Credit is equal to the London Interbank Offered Rate, or LIBOR, plus an applicable margin of up to 3.00%, depending upon our leverage. The leverage ratio used in determining the applicable margin for interest on the Line of Credit is recalculated quarterly. We are subject to an annual maintenance fee of 0.25% per year. Our ability to access this source of financing is subject to our continued ability to meet customary lending requirements, such as compliance with financial and operating covenants and our meeting certain lending limits. One such covenant requires us to limit distributions to our stockholders to 95% of our FFO, with acquisition-related costs required to be expensed under ASC 805 added back to FFO. In addition, the maximum amount we may draw under this agreement is based on a percentage of the value of properties pledged as collateral to the banks, which must meet agreed upon eligibility standards.

If and when long-term mortgages are arranged for these pledged properties, the banks will release the properties from the Line of Credit and reduce the availability under the Line of Credit by the advanced amount of the released property. Conversely, as we purchase new properties meeting the eligibility standards, we may pledge these new properties to obtain additional availability under the Line of Credit. The availability under the Line of Credit is also reduced by letters of credit used in the ordinary course of business. We may use the advances under the Line of Credit for both general corporate purposes and the acquisition of new investments.

At December 31, 2012, there was $25.0 million outstanding under the Line of Credit at an interest rate of approximately 3.0% and $6.1 million outstanding under letters of credit at a weighted average interest rate of 3.0%. At December 31, 2012, the maximum additional amount we could draw was $5.3 million. We were in compliance with all covenants under the Line of Credit as of December 31, 2012. The amount outstanding on the Line of Credit as of December 31, 2012 approximates fair value, because the debt is short-term.

6. Mandatorily Redeemable Preferred Stock

In February 2012, we completed a public offering of 1,540,000 shares of 7.125% Series C Cumulative Term Preferred Stock, par value $0.001 per share ("Term Preferred Stock"), at a public offering price of $25.00 per share. Gross proceeds of the offering totaled $38.5 million and net proceeds, after deducting offering expenses borne by us, were $36.7 million and were used to repay a portion of outstanding borrowings under our Line of Credit, for acquistions of real estate and for working capital. The Term Preferred Stock is traded under the ticker symbol GOODN on the NASDAQ Global Select Market, or the NASDAQ. The Term Preferred Stock is not convertible into our common stock or any other security of ours. Generally, we may not redeem shares of the Term Preferred Stock prior to January 31, 2016, except in limited circumstances to preserve our status as a REIT. On or after January 31, 2016, we may redeem the shares at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to and including the date of redemption. The shares of the Term Preferred Stock have a mandatory redemption date of January 31, 2017. We incurred $1.8 million in total offering costs related to these transactions, which have been recorded as deferred financing fees on the consolidated balance sheet and will be amortized over the redemption period ending January 31, 2017.

The Term Preferred Stock is recorded as liability in accordance with ASC 480, "Distinguishing Liabilities from Equity," which states that mandatorily redeemable financial instruments should be classified as liabilities and therefore the related dividend payments are treated as a component of interest expense in the statement of operations.

The fair value of our Term Preferred Stock as of December 31, 2012, was $39.5 million, as compared to the carrying value stated above of $38.5 million. The fair value is calculated based on the closing share price as of December 31, 2012 of $25.64. The fair value was calculated using Level 1 inputs of the hierarchy established by ASC 820, "Fair Value Measurements and Disclosures."

7. Commitments and Contingencies

Ground Leases

We are obligated as lessee under three ground leases. Future minimum rental payments due under the terms of these leases as of December 31, 2012, are as follows (in thousands):

		For the year ended December 31,						
Location	Lease End Date	2013	2014	2015	2016	2017	2018	Thereafter
Tulsa, OK	Apr-21	$ 153	$ 153	$ 153	$ 153	$ 153	$ 153	$ 381
Dartmouth, MA	May-36	174	174	174	174	174	174	3,470
Springfield, MA	Feb-30	86	86	86	86	89	90	1,064
		$ 413	$ 413	$ 413	$ 413	$ 416	$ 417	$ 4,915

Expenses recorded in connection to rental expense incurred for the properties listed above during the year ended December 31, 2012, 2011, and 2010 were $426, $191, and $140, respectively. Rental expenses are reflected in property operating expenses on the consolidated statements of operations.

8. Stockholders' Equity

Distributions

Our Board of Directors declared the following distributions per share for the years ended December 31, 2012, 2011 and 2010:

	For the year ended December 31,		
	2012	2011	2010
Common Stock	$ 1.50	$ 1.50	$ 1.50
Senior Common Stock	1.05	1.05	0.7875
Series A Preferred Stock	1.9374996	1.9374996	1.9374996
Series B Preferred Stock	1.8750	1.8750	1.8750
Series C Preferred Stock	1.6328	N/A [1]	N/A [1]

[1] There was no Series C Preferred Stock outstanding during the years ended December 31, 2011 and 2010.

For federal income tax purposes, distributions paid to stockholders may be characterized as ordinary income, capital gains, return of capital or a combination of the foregoing. There were no capital gains during the last three years. The characterization of distributions during each of the last three years is reflected in the table below:

	Ordinary Income	Return of Capital
Common Stock		
For the year ended December 31, 2010	15.76540%	84.23460%
For the year ended December 31, 2011	16.62560%	83.37440%
For the year ended December 31, 2012	0.00000%	100.00000%
Senior Common Stock		
For the year ended December 31, 2010	100.00000%	0.00000%
For the year ended December 31, 2011	100.00000%	0.00000%
For the year ended December 31, 2012	0.00000%	100.00000%
Series A Preferred Stock		
For the year ended December 31, 2010	100.00000%	0.00000%
For the year ended December 31, 2011	100.00000%	0.00000%
For the year ended December 31, 2012	91.70830%	8.29170%
Series B Preferred Stock		
For the year ended December 31, 2010	100.00000%	0.00000%
For the year ended December 31, 2011	100.00000%	0.00000%
For the year ended December 31, 2012	91.70830%	8.29170%
Series C Preferred Stock		
For the year ended December 31, 2010	N/A	N/A [1]
For the year ended December 31, 2011	N/A	N/A [1]
For the year ended December 31, 2012	91.70830%	8.29170%

[1] There was no Series C Preferred Stock outstanding during the years ended December 31, 2011 and 2010.

Ongoing Activity

We have an open market sale agreement, or the Open Market Sale Agreement, with Jefferies & Company, Inc., or Jefferies, under which we may, from time to time, offer to sell shares of our common stock with an aggregate sales price of up to $25.0 million on the open market through Jefferies, as agent, or to Jefferies, as principal. As of December 31, 2012, we had sold 330,570 shares with gross proceeds of $6.1 million, and have a remaining capacity to sell up to $18.9 million of common stock under the Open Market Sale Agreement with Jefferies.

In March 2011, we commenced an offering of an aggregate of 3,500,000 shares of our senior common stock, par value $0.001 per share, at a price to the public of $15.00 per share, of which 3,000,000 shares are intended to be offered pursuant to the primary offering and 500,000 shares are intended to be offered pursuant to our senior common distribution reinvestment plan, or the DRIP. We, however, reserve the right to reallocate the number of shares being offered between the primary offering and the DRIP. As of December 31, 2012 we have sold 118,738 shares of senior common stock in this ongoing offering, for gross proceeds of $1.8 million, and issued an additional 1,395 shares of senior common stock under the DRIP program.

Notes to Employees

The following table is a summary of all outstanding notes issued to employees of the Adviser for the exercise of stock options (dollars in thousands):

Date Issued	Number of Options Exercised	Strike Price of Options Exercised	Amount of Promissory Note Issued to Employees	Outstanding Balance of Employee Loans at December 31, 2012	Outstanding Balance of Employee Loans at December 31, 2011	Maturity Date of Note	Interest Rate on Note
Sep 2004	25	$ 15.00	$ 375	$ -	$ 11	Sep 2013	5.00%
Apr 2006	12	16.10	193	3	4	Apr 2015	7.77%
May 2006	2	16.10	32	32	32	May 2016	7.87%
Nov 2006	25	15.00	375	375	375	Nov 2015	8.15%
	64		$ 975	$ 410	$ 422		

In accordance with ASC 505-10-45-2, "Equity," receivables from employees for the issuance of capital stock to employees prior to the receipt of cash payment should be reflected in the balance sheet as a reduction to stockholders' equity. Therefore, these notes were recorded as full recourse loans to employees and are included in the equity section of the accompanying consolidated balance sheets. As of December 31, 2012, each loan maintained its full recourse status.

9. Quarterly Financial Information (unaudited)

The following table reflects the quarterly results of operations for the years ended December 31, 2012 and 2011 (dollars in thousands).

	Quarter ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Operating revenues	$ 13,790	$ 12,970	$ 12,410	$ 12,100
Operating expenses	6,971	6,100	6,027	5,797
Other expense	(6,205)	(5,878)	(5,529)	(5,002)
Net income	614	992	854	1,301
Dividends attributable to preferred and senior common stock	(1,065)	(1,053)	(1,046)	(1,042)
Net (loss) income available to common stockholders	(451)	(61)	(192)	259
Net (loss) income available to common stockholders - basic & diluted	$ (0.04)	$ (0.01)	$ (0.02)	$ 0.02
Weighted average shares outstanding - basic	10,976,992	10,945,379	10,945,379	10,945,379
Weighted average shares outstanding - diluted	10,976,992	10,945,379	10,945,379	11,006,597

	Quarter ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Operating revenues	$ 11,468	$ 11,173	$ 10,816	$ 10,519
Operating expenses	5,895	5,183	5,255	4,937
Other expense	(4,457)	(4,242)	(4,191)	(4,102)
Net income	1,116	1,748	1,370	1,480
Dividends attributable to preferred and senior common stock	(1,040)	(1,039)	(1,039)	(1,038)
Net income available to common stockholders	76	709	331	442
Net (loss) income available to common stockholders - basic & diluted	$ 0.01	$ 0.06	$ 0.03	$ 0.05
Weighted average shares outstanding - basic	10,945,379	10,935,922	9,782,368	9,258,018
Weighted average shares outstanding - diluted	10,997,231	10,987,601	9,834,047	9,309,697

10. Subsequent Events

On January 8, 2013, our Board of Directors declared the following monthly distributions:

Record Date	Payment Date	Common Stock Distributions per Share	Series A Preferred Distributions per Share	Series B Preferred Distributions per Share	Series C Preferred Distributions per Share
January 18, 2013	January 31, 2013	$ 0.125	$ 0.1614583	$ 0.15625	$ 0.1484375
February 15, 2013	February 28, 2013	0.125	0.1614583	0.15625	0.1484375
March 15, 2013	March 28, 2013	0.125	0.1614583	0.15625	0.1484375
Total		$ 0.375	$ 0.4843749	$ 0.46875	$ 0.4453125

Senior Common Stock Distributions		
Payable to the Holders or Record During the Month of:	Payment Date	Distribution per Share
January	February 7, 2013	$ 0.0875
February	March 7, 2013	0.0875
March	April 5, 2013	0.0875
Total		$ 0.2625

On January 14, 2013, we extended the lease with the tenant occupying our property located in Champaign, Illinois. The lease covering this property was extended for an additional 11 years, through December 2024. The lease was originally set to expire in December 2013. The lease provides for prescribed rent escalations over the life of the lease, with annualized straight line rents of approximately $1.4 million. In connection with the extension of the lease and the modification of certain terms under the lease, we paid $0.4 million in leasing commissions.

During January 2013, we issued 129,278 common shares for gross proceeds of $2.4 million from the issuance of equity under our ATM program.

On January 22, 2013, our tenant in our property located in Baytown, Texas notified us that they would not be renewing their lease. The current lease on the property expires on April 30, 2013.

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012 (Dollars in Thousands)

		Initial Cost			Total Cost						
Location of Property	Encumbrances	Land	Buildings & Improvements	Improvement Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total (1)	Accumulated Depreciation (2)	Net Real Estate	Year Construction/ Improvements	Date Acquired
Raleigh, North Carolina											
Office Building	$ 4,914	$ 960	$ 4,481	$ -	$ 960	$ 4,481	$ 5,441	$ 1,499	$ 3,942	1997	12/23/2003
Canton, Ohio											
Office & Warehouse Building	2,770	186	3,083	-	186	3,083	3,269	785	2,484	1994	1/30/2004
Akron, Ohio											
Office & Laboratory Building	7,099	1,973	6,771	285	1,973	7,056	9,029	1,554	7,475	1968/1999	4/29/2004
Charlotte, North Carolina											
Office Building	6,574	740	8,423	61	740	8,484	9,224	1,876	7,348	1984/1995	6/30/2004
Canton, North Carolina											
Commercial & Manufacturing Building	3,794	150	5,050	-	150	5,050	5,200	1,098	4,102	1998	7/6/2004
Snyder Township, Pennsylvania											
Commercial & Warehouse Building	5,375	100	6,574	169	100	6,743	6,843	1,437	5,406	1991	8/5/2004
Lexington, North Carolina											
Commercial & Warehouse Building	2,730	820	2,107	19	820	2,126	2,946	460	2,486	1986	8/5/2004
Austin, Texas											
Office Building	6,500	1,000	6,296	66	1,000	6,362	7,362	1,387	5,975	2001	9/16/2004
Mt. Pocono, Pennsylvania											
Commercial & Manufacturing Building	5,044	350	5,819	18	350	5,837	6,187	1,247	4,940	1995-1999	10/15/2004
San Antonio, Texas											
Flexible Office Building	6,879	843	7,514	625	843	8,139	8,982	1,949	7,033	1999	2/10/2005
Columbus, Ohio											
Industrial Building	2,613	410	2,385	-	410	2,385	2,795	487	2,308	1995	2/10/2005
Big Flats, New York											
Industrial Building	5,520	275	6,459	34	275	6,493	6,768	1,290	5,478	2001	4/15/2005
Wichita, Kansas											
Office Building	7,929	1,525	9,703	67	1,525	9,770	11,295	2,015	9,280	2000	5/18/2005
Arlington, Texas											
Warehouse & Bakery Building	3,949	636	3,695	416	636	4,111	4,747	784	3,963	1966	5/26/2005
Dayton, Ohio											
Office Building	1,951	525	1,877	120	525	1,997	2,522	649	1,873	1956	6/30/2005
Eatontown, New Jersey											
Office Building	4,491	1,351	3,520	532	1,351	4,052	5,403	783	4,620	1991	7/7/2005
Frankling Township, New Jersey											
Office & Warehouse Building	6,658	1,632	6,200	(0)	1,632	6,200	7,832	1,194	6,638	1978	7/11/2005
Duncan, South Carolina											
Office & Warehouse Building	10,800	783	10,790	1,615	783	12,405	13,188	2,339	10,849	1984/2001/2007	7/14/2005
Duncan, South Carolina											
Manufacturing Building	2,700	195	2,682	419	195	3,101	3,296	585	2,711	1984/2001/2007	7/14/2005
Hazelwood, Missouri											
Office & Warehouse Building	2,347	763	2,309	68	763	2,377	3,140	468	2,672	1977	8/5/2005

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2012 (Dollars in Thousands)

		Initial Cost			Total Cost						
Location of Property	Encumbrances	Land	Buildings & Improvements	Improvement Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total (1)	Accumulated Depreciation (2)	Net Real Estate	Year Construction/ Improvements	Date Acquired
Angola, Indiana Industrial Building	638	66	1,075	49	66	1,124	1,190	205	985	1982	9/2/2005
Angola, Indiana Industrial Building	991	132	1,130	51	132	1,181	1,313	318	995	1982	9/2/2005
Rock Falls, Illinois Industrial Building	339	35	1,113	50	35	1,163	1,198	109	1,089	1982	9/2/2005
Newburyport, Massachusetts Industrial Building	6,497	629	6,504	1,847	629	8,351	8,980	1,437	7,543	1994	10/17/2005
Clintonville, Wisconsin Industrial Manufacturing Building	3,183	55	4,717	(0)	55	4,717	4,772	892	3,880	1992	10/31/2005
Maple Heights, Ohio Industrial Building	10,167	1,609	10,065	1,154	1,609	11,219	12,828	2,417	10,411	1974	12/21/2005
Richmond, Virginia Industrial Building	5,275	736	5,336	36	736	5,372	6,108	1,014	5,094	1972	12/30/2005
Toledo, Ohio Industrial Building	2,847	263	2,812	390	263	3,202	3,465	578	2,887	1979	12/30/2005
South Hadley, Massachusetts Industrial Building	-	471	2,765	10	471	2,775	3,246	488	2,758	1978	2/15/2006
Champaign, Illinois Office Building	1,632	687	2,036	2	687	2,038	2,725	393	2,333	1996	2/21/2006
Champaign, Illinois Office Building	3,199	1,347	3,992	4	1,347	3,996	5,343	770	4,573	1996	2/21/2006
Champaign, Illinois Office Building	2,000	842	2,495	2	842	2,497	3,339	481	2,858	1996	2/21/2006
Champaign, Illinois Office Building	1,828	770	2,281	2	770	2,283	3,053	441	2,612	1996	2/21/2006
Roseville, Minnesota Office Building	17,930	2,588	25,290	413	2,588	25,703	28,291	5,420	22,871	1964	2/21/2006
Burnsville, Minnesota Office Building	11,388	3,511	8,746	(0)	3,511	8,746	12,257	1,976	10,281	1984	5/10/2006
Menomonee Falls, Wisconsin Industrial Building	6,902	625	6,911	57	625	6,968	7,593	1,181	6,412	1986/2000	6/30/2006
Baytown, Texas Office Building	2,000	221	2,443	0	221	2,443	2,664	468	2,196	1997	7/11/2006
Sterling Heights, Michigan (3) Industrial Building	-	2,735	8,606	13	2,735	8,619	11,354	1,387	9,967	1979/1989	9/22/2006
Birmingham, Alabama (3) Industrial Building	-	612	2,326	-	612	2,326	2,938	382	2,556	1961/1980	9/29/2006
Montgomery, Alabama (3) Industrial Building	-	222	844	-	222	844	1,066	139	927	1961/1980	9/29/2006

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2012 (Dollars in Thousands)

		Initial Cost			Total Cost						
Location of Property	Encumbrances	Land	Buildings & Improvements	Improvement Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total (1)	Accumulated Depreciation (2)	Net Real Estate	Year Construction/ Improvements	Date Acquired
Columbia, Missouri (3)											
Industrial Building	-	146	555	-	146	555	701	91	610	1961/1980	9/29/2006
Mason, Ohio											
Office Building	4,445	797	6,258	538	797	6,796	7,593	1,201	6,392	2002	1/5/2007
Raleigh, North Carolina											
Industrial Building	5,328	1,606	5,513	(0)	1,606	5,513	7,119	852	6,267	1994	2/16/2007
Tulsa, Oklahoma											
Manufacturing Building	8,272	-	14,057	-	-	14,057	14,057	2,466	11,591	2004	3/1/2007
Hialeah, Florida											
Industrial Building	-	3,562	6,672	573	3,562	7,245	10,807	1,034	9,773	1956/1992	3/9/2007
Tewksbury, Massachusetts (3)											
Industrial Building	-	1,395	8,893	(0)	1,395	8,893	10,288	1,389	8,899	1985/1989	5/17/2007
Mason, Ohio											
Retail Building	4,700	1,201	4,961	0	1,201	4,961	6,162	710	5,452	2007	7/1/2007
Cicero, New York											
Industrial Building	4,141	299	5,019	0	299	5,019	5,318	685	4,633	2005	9/6/2007
Grand Rapids, Michigan											
Office Building	6,100	1,629	10,500	15	1,629	10,515	12,144	1,502	10,642	2001	9/28/2007
Bollingbrook, Illinois (3)											
Industrial Building	-	1,272	5,003	(0)	1,272	5,003	6,275	719	5,556	2002	9/28/2007
Decatur, Georgia (3)											
Office Building	-	784	3,245	-	784	3,245	4,029	448	3,582	1989	12/13/2007
Decatur, Georgia (3)											
Office Building	-	205	848	-	205	848	1,053	117	936	1989	12/13/2007
Decatur, Georgia (3)											
Office Building	-	257	1,064	-	257	1,064	1,321	147	1,174	1989	12/13/2007
Lawrenceville, Georgia (3)											
Office Building	-	679	2,809	-	679	2,809	3,488	388	3,100	1989	12/13/2007
Snellville, Georgia (3)											
Office Building	-	176	729	-	176	729	905	101	804	1989	12/13/2007
Covington, Georgia (3)											
Office Building	-	232	959	-	232	959	1,191	132	1,058	1989	12/13/2007
Cumming, Georgia											
Office Building	3,289	738	3,055	2,511	738	5,566	6,304	422	5,881	1989	12/13/2007
Conyers, Georgia (3)											
Office Building	-	297	1,228	-	297	1,228	1,525	170	1,355	1989	12/13/2007
Reading, Pennsylvania											
Industrial Building	4,166	491	6,202	-	491	6,202	6,693	785	5,908	2007	1/29/2008
Fridley, Minnesota											
Office Building	5,320	1,354	8,074	399	1,383	8,444	9,827	1,331	8,496	1985/2006	2/26/2008

GLADSTONE COMMERCIAL CORPORATION
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2012 (Dollars in Thousands)

		Initial Cost			Total Cost						
Location of Property	Encumbrances	Land	Buildings & Improvements	Improvement Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total (1)	Accumulated Depreciation (2)	Net Real Estate	Year Construction/ Improvements	Date Acquired
Concord Township, Ohio [3] Industrial Building	-	1,796	11,154	(8)	1,788	11,154	12,942	1,458	11,484	1957/2008	3/31/2008
Pineville, North Carolina Industrial Building	2,422	669	3,028	6	669	3,034	3,703	375	3,328	1985	4/30/2008
Marietta, Ohio Industrial Building	5,910	829	6,607	209	829	6,816	7,645	752	6,893	1992/2007	8/29/2008
Chalfont, Pennsylvania Industrial Building	5,866	1,249	6,420	190	1,249	6,610	7,859	862	6,997	1987	8/29/2008
Orange City, Iowa Office and Warehouse Building	9,983	258	5,861	-	258	5,861	6,119	376	5,743	1990	12/7/2010
Hickory, North Carolina Office Building	6,958	1,163	6,605	-	1,163	6,605	7,768	525	7,243	2008	4/4/2011
Springfield, Missouri Office Building	11,341	1,700	12,038	-	1,700	12,038	13,738	553	13,185	2006	6/20/2011
Boston Heights, Ohio Office Building	2,749	449	3,010	-	449	3,010	3,459	160	3,299	2011	10/20/2011
Parsippany, New Jersey Office Building	7,068	1,696	7,077	-	1,696	7,077	8,773	314	8,459	1984	10/27/2011
Dartmouth, Massachusetts Retail Location	4,256	-	4,236	-	-	4,236	4,236	132	4,104	2011	11/18/2011
Springfield, Missouri Retail Location	1,984	-	2,275	-	-	2,275	2,275	86	2,189	2005	12/13/2011
Pittsburgh, Pennsylvania Office Building	2,897	281	3,205	-	281	3,205	3,486	105	3,381	1968	12/28/2011
Ashburn, Virginia Office Building	7,555	706	7,858	-	706	7,858	8,564	241	8,323	2002	1/25/2012
Ottumwa, Iowa Industrial	4,883	212	5,072	287	212	5,359	5,571	113	5,458	1970	5/30/2012
New Albany, Ohio Industrial	9,661	1,658	8,746	-	1,658	8,746	10,404	188	10,216	2007	6/5/2012
Columbus, Georgia Office	4,712	1,378	4,520	-	1,378	4,520	5,898	98	5,800	2012	6/21/2012
Columbus, Ohio Office	2,979	542	2,453	11	542	2,464	3,006	57	2,949	1981	6/28/2012
Jupiter, Florida Office	10,707	1,160	11,994	-	1,160	11,994	13,154	96	13,058	2011	9/26/2012
Fort Worth, Texas Office	14,145	963	15,647	-	963	15,647	16,610	70	16,540	2005	11/8/2012
Columbia, South Carolina Office	19,000	1,905	20,648	-	1,905	20,648	22,553	98	22,455	2010	11/21/2012
	$ 358,290	$ 69,107	$ 451,323	$ 13,323	$ 69,126	$ 464,627	$ 533,753	$ 65,730	$ 468,023		

(1) The aggregate cost for land and building improvements for federal income tax purposes is the same as the total gross cost of land and building improvements.

(2) Depreciable life of all buildings is 39 years. Depreciable life of all improvements is the shorter of the useful life of the assets or the life of the respective leases on each building, which range from 5-20 years.

(3) These properties were pledged as borrowing base assets under the line of credit.

The following table reconciles the change in the balance of real estate during the years ended December 31, 2012, 2011 and 2010, respectively (in thousands):

	2012	2011	2010
Balance at beginning of period	$ 442,521	$ 401,017	$ 390,754
Additions:			
Acquisitions during period	85,462	43,735	8,901
Improvements	5,770	1,164	1,362
Deductions:			
Dispositions during period	-	-	-
Purchase price adjustments	-	(3,395) (1)	-
Balance at end of period	$ 533,753	$ 442,521	$ 401,017

(1) Adjustment to Orange City, Iowa property acquired in December 2010 property purchase price. Refer to Note 1 out of period adjustment.

The following table reconciles the change in the balance of accumulated depreciation during the years ended December 31, 2012, 2011 and 2010, respectively (in thousands):

	2012	2011	2010
Balance at beginning of period	$ 53,784	$ 43,659	$ 34,112
Additions during period	11,946	10,125	9,547
Dispositions during period	-	-	-
Balance at end of period	$ 65,730	$ 53,784	$ 43,659

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2012 in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. However, in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of necessarily achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

b) Management's Annual Report on Internal Control Over Financial Reporting

Refer to Management's Report on Internal Controls over Financial Reporting located in Item 8 of this Form 10-K.

c) Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm located in Item 8 of this Form 10-K.

d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

We will file a definitive Proxy Statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after December 31, 2012. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2013 Proxy Statement that specifically address the items set forth herein are incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is hereby incorporated by reference from our 2013 Proxy Statement under the captions "Election of Directors to Class of 2016," "Information Regarding the Board of Directors and Corporate Governance," "Compensation Committee Report," and "Section 16(a) Beneficial Ownership Reporting Compliance," and sub-caption "Code of Business Conduct and Ethics."

Item 11. Executive Compensation.

The information required by Item 11 is hereby incorporated by reference from our 2013 Proxy Statement under the captions "Executive Compensation" and "Director Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 is hereby incorporated by reference from our 2013 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is hereby incorporated by reference from our 2013 Proxy Statement under the captions "Transactions with Related Persons" and "Information Regarding the Board of Directors and Corporate Governance."

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 is hereby incorporated by reference from our 2013 Proxy Statement under the sub-captions "Independent Registered Public Accounting Firm Fees" and "Pre-Approval Policy and Procedures" under the caption "Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules

a. DOCUMENTS FILED AS PART OF THIS REPORT

1. The following financial statements are filed herewith:

Report of Management on Internal Controls over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
Notes to Financial Statements

2. Financial statement schedules

Schedule III – Real Estate and Accumulated Depreciation is filed herewith.
All other schedules are omitted because they are not applicable, or because the required information is included in the financial statements or notes thereto.

3. Exhibits

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the Securities and Exchange Commission:

Exhibit Index

Exhibit Number	Exhibit Description
3.1	Articles of Restatement, incorporated by reference to Exhibit 3.1 to the Form 10-Q (File No. 001-33097), filed April 30, 2012.
3.2	Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-11 (File No. 333-106024), filed June 11, 2003.
3.3	First Amendment to Bylaws of the Registrant, incorporated by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K, (File No. 001-33097) filed July 10, 2007.
4.1	Form of Certificate for Common Stock of the Registrant, incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-11 (File No. 333-106024), filed August 8, 2003.
4.2	Form of Certificate for 7.75% Series A Cumulative Redeemable Preferred Stock of the Registrant, incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-A12G (File No. 000-50363), filed January 19, 2006.
4.3	Form of Certificate for 7.50% Series B Cumulative Redeemable Preferred Stock of the Registrant, incorporated by reference to Exhibit 4.2 of the Registrant's Form 8-A12B (File No. 001-33097), filed October 19, 2006.
4.4	Form of Certificate for 7.125% Series C Cumulative Term Preferred Stock of the Registrant, incorporated by reference to Exhibit 4.4 of the Registrant's Current Report on Form 8-A12B (File No. 001-33097), filed January 31, 2012.
10.1	First Amended and Restated Agreement of Limited Partnership of Gladstone Commercial Limited Partnership, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed February 1, 2006.
10.2	Gladstone Commercial Limited Partnership Schedule 4.2(a)(2) to First Amended and Restated Agreement of Limited Partnership Designation of 7.50% Series B Cumulative Redeemable Preferred Units, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed October 25, 2006.
10.3	Amended and Restated Investment Advisory Agreement between the Registrant and Gladstone Management Corporation, dated January 1, 2007 incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K (File No. 001-33097), filed January 3, 2007 (renewed on July 12, 2011).
10.4	Administration Agreement between the Registrant and Gladstone Administration, LLC, dated January 1, 2007 incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (File No. 001-33097), filed January 3, 2007 (renewed on July 12, 2011).
10.5	Open Market Sale Agreement by and among the Registrant, Gladstone Commercial Limited Partnership and Jefferies & Company, Inc., incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K (File No. 001-33097), filed November 4, 2009.
10.6	Amendment to First Amended and Restated Agreement of Limited Partnership of Gladstone Commercial Limited Partnership, incorporated by reference to Exhibit 10.1 of

the Current Report on Form 8-K (File No. 001-33097), filed April 29, 2010.

10.7 Gladstone Commercial Limited Partnership Schedule 4.2(a)(3) to First Amended and Restated Agreement of Limited Partnership; Designation of Senior Common Units, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 001-33097), filed April 29, 2010.

10.8 Credit Agreement, dated as of December 28, 2010, by and among Gladstone Commercial Limited Partnership, the Registrant and each of the financial institutions initially a signatory thereto together with their successors and assignees under Section 12.6 thereof and Capital One, N.A., incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-33097), filed December 30, 2010.

10.9 Form of Second Amendment to Credit Agreement and Omnibus Amendment of Loan Documents, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-33097), filed January 31, 2012.

10.10 Second Amendment to First Amended and Restated Agreement of Limited Partnership of Gladstone Commercial Limited Partnership, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-33097), filed February 3, 2012.

10.11 Gladstone Commercial Limited Partnership Schedule 4.2(a)(4) to First Amended and Restated Agreement of Limited Partnership Designation of 7.125% Series C Cumulative Term Preferred Units, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-33097), filed February 3, 2012.

10.12 Loan Agreement between NH10 CUMMING GA LLC, D08 MARIETTA OH LLC, MPI06 MASON OH LLC, SRFF08 READING PA, L.P., RPT08 PINEVILLE NC, L.P., IPA12 ASHBURN VA SPE LLC, and FTCHI07 GRAND RAPIDS MI LLC and KeyBank National Association, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-33097), filed October 3, 2012.

10.13 Promissory Note in favor of KeyBank National Association, dated as of October 1, 2012 (File No. 001-33097), incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-33097), filed October 3, 2012.

10.14 Guaranty Agreement, dated as of October 1, 2012 between the Registrant and KeyBank National Association (File No. 001-33097), incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-33097), filed October 3, 2012.

10.15 Amendment No. 1 to Open Market Sale Agreement by and among the Registrant, Gladstone Commercial Limited Partnership and Jefferies & Company, Inc., incorporated by reference to Exhibit No. 1.1 of the Current Report on Form 8-K (File No. 001-33097), filed November 1, 2012.

11 Computation of Per Share Earnings from Operations (included in the notes to the audited financial statements contained in this Report).

12 Statements re: computation of ratios.

21 List of Subsidiaries of the Registrant (filed herewith).

23 Consent of PricewaterhouseCoopers LLP (filed herewith).

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF***	XBRL Definition Linkbase

*** The following financial information of the Registrant is included for the year ended December, 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Stockholders' Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gladstone Commercial Corporation

Date: February 19, 2013 By: /s/ Danielle Jones

Danielle Jones
Chief Financial Officer and Treasurer

Date: February 19, 2013 By: /s/ David Gladstone

David Gladstone
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 19, 2013 By: /s/ David Gladstone

David Gladstone
Chief Executive Officer and Chairman of the Board of Directors
(principal executive officer)

Date: February 19, 2013 By: /s/ Terry Lee Brubaker

Terry Lee Brubaker
Vice Chairman, Chief Operating Officer and Director

Date: February 19, 2013 By: /s/ Danielle Jones

Danielle Jones
Chief Financial Officer and Treasurer
(principal financial and accounting officer)

Date: February 19, 2013 By: /s/ David A.R. Dullum

David A.R. Dullum
Director

Date: February 19, 2013 By: /s/ Anthony W. Parker

Anthony W. Parker
Director

Date: February 19, 2013 By: /s/ Michela A. English

Michela A. English
Director

Date: February 19, 2013 By: /s/ Paul Adelgren

Paul Adelgren
Director

Date: February 19, 2013 By: /s/ John Outland

John Outland
Director

Date: February 19, 2013 By: /s/ John D. Reilly

John D. Reilly
Director

Date: February 19, 2013 By: /s/ Terry Earhart

Terry Earhart
Director

Exhibit 12

Statements re: computation of ratios

(Dollars in Thousands, Except Ratios)

	For the year ended December 31, (Dollars in Thousands, Except Per Share Amounts)				
	2012	2011	2010	2009	2008
Net income from continuing operations	$ 3,761	$ 5,714	$ 4,928	$ 4,400	$ 4,873
Add: fixed charges and preferred and senior common distributions	26,962	21,247	21,191	22,001	20,964
Less: preferred and senior common distributions	(4,206)	(4,156)	(4,114)	(4,094)	(4,094)
Earnings	$ 26,517	$ 22,805	$ 22,005	$ 22,307	$ 21,743
Fixed charges and preferred and senior common distributions:					
Interest expense [(1)]	21,239	16,158	16,031	16,399	15,575
Amortization of deferred financing fees	1,502	918	1,031	1,496	1,284
Estimated interest component of rent	15	15	15	12	11
Preferred and senior common distributions	4,206	4,156	4,114	4,094	4,094
Total fixed charges and preferred and senior common distributions	$ 26,962	$ 21,247	$ 21,191	$ 22,001	$ 20,964
Ratio of earnings to combined fixed charges and preferred distributions	1.0 [(2)]	1.1	1.0	1.0	1.0

[(1)] Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.

[(2)] Note for the year ended December 31, 2012 earnings, as defined, were insufficent to cover fixed charges by $445.

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. "Earnings" consist of net income from continuing operations before fixed charges. "Fixed charges" consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.

Exhibit 21

SUBSIDIARIES OF GLADSTONE COMMERCIAL CORPORATION

Delaware

2525 N Woodlawn Vstrm Wichita KS, LLC
260 Springside Drive, Akron OH LLC
ABC12 Ottumwa IA LLC
ACI06 Champaign IL LLC
AC07 Lawrenceville GA LLC
AFL05 Duncan SC LLC
AFL05 Duncan SC Member LLC
AFR11 Parsippany NJ LLC
APML07 Hialeah FL LLC
CBP11 Green Tree PA GP LLC
CBP11 Green Tree PA, L.P.
C08 Fridley MN LLC
CDLCI07 Mason OH LLC
CI05 Clintonville WI LLC
CMI04 Canton NC LLC
CMS06-3 LLC
COCO04 Austin TX, L.P.
COCO04 Austin TX GP LLC
Corning Big Flats LLC
CVG12 New Albany OH LLC
D08 Marietta OH LLC
DBPI07 Bolingbrook IL LLC
Dorval Property Trust
EE 208 South Rogers Lane, Raleigh NC LLC
EE07 Raleigh NC, L.P.
EE07 Raleigh NC GP LLC
EI07 Tewksbury MA LLC
ELF08 Florida LLC
First Park Ten COCO San Antonio, L.P.
First Park Ten COCO San Antonio GP LLC
FMCT08 Chalfont PA GP LLC
FMCT08 Chalfont PA LP
FS11 Hickory NC GP LLC
FS11 Hickory NC, LP
FTCHI07 Grand Rapids MI LLC
GBI07 Syracuse NY LLC
GCC Acquisition Holdings, LLC
GCC Dorval LLC
GCC Granby LLC
GCO12 Jupiter FL LLC
Gladstone Commercial Advisers, Inc.
Gladstone Commercial Corporation
Gladstone Commercial Limited Partnership
Gladstone Commercial Partners LLC
Gladstone Commercial Lending LLC
GSM, LLC
Granby Property Trust
HMBF05 Newburyport MA LLC
IPA12 Ashburn VA LLC
IPA12 Ashburn VA SPE LLC
LittleArch04 Charlotte NC Member LLC
Little Arch Charlotte NC LLC

MPI06 Mason OH LLC
MSI05-3 LLC
NARA12 Fort Worth TX, L.P.
NARA12 Fort Worth TX GP LLC
NCH12 Columbus OH LLC
NH10 Cumming GA LLC
NJT06 Sterling Heights MI LLC
NW05 Richmond VA LLC
OB Crenshaw GCC, L.P.
OB Crenshaw SPE GP LLC
OB Midway NC Gladstone Commercial LLC
OS08 Winchester VA LLC
PNA11 Boston Heights OH LLC
Pocono PA GCC GP LLC
Pocono PA GCC, L.P.
PZ05 Maple Heights OH LLC
RB08 Concord OH LLC
RC06 Menomonee Falls WI LLC
RCOG07 Georgia LLC
RPT08 Pineville NC GP LLC
RPT08 Pineville NC LP
SCC10 Orange City IA LLC
SJMH06 Baytown TX GP LLC
SJMH06 Baytown TX L.P.
SLEE Grand Prairie, L.P.
SRFF08 Reading PA GP LLC
SRFF08 Reading PA LP
STI05 Franklin NJ LLC
SVMMC05 Toledo OH LLC
TCI06 Burnsville MN LLC
TMC11 Springfield MO LLC
TUP12 Columbus GA LLC
UC06 Roseville MN LLC
VW12 Columbia SC LLC
WC11 Springfield MO LLC
WEC11 Dartmouth MA LLC
WMI05 Columbus OH LLC
WMI05 Hazelwood MO LLC
WPI07 Tulsa OK LLC
YCC06 South Hadley MA LLC
YorkTC05 Eatontown NJ LLC

Ohio

Hemingway at Boston Heights, LLC

Massachusetts

GCLP Business Trust I
GCLP Business Trust II

Nova Scotia

3094174 Nova Scotia Company
3094175 Nova Scotia Company

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-169290) of Gladstone Commercial Corporation of our report dated February 19, 2013 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
McLean, VA
February 19, 2013

Exhibit 31.1

CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David Gladstone, certify that:

1. I have reviewed this annual report on Form 10-K of Gladstone Commercial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2013

/s/ David Gladstone
David Gladstone
Chief Executive Officer and
Chairman of the Board of Directors

Exhibit 31.2

CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Danielle Jones, certify that:

1. I have reviewed this annual report on Form 10-K of Gladstone Commercial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2013

/s/ Danielle Jones
Danielle Jones
Chief Financial Officer and
Treasurer

Exhibit 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer of Gladstone Commercial Corporation (the "Company"), hereby certifies on the date hereof, pursuant to 18 U.S.C. §1350(a), as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K for the year ended December 31, 2012 ("Form 10-K"), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: February 19, 2013

/s/ David Gladstone
David Gladstone
Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of Gladstone Commercial Corporation (the "Company"), hereby certifies on the date hereof, pursuant to 18 U.S.C. §1350(a), as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K for the year ended December 31, 2012 ("Form 10-K"), filed concurrently herewith by the Company, fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: February 19, 2013

/s/ Danielle Jones
Danielle Jones
Chief Financial Officer

CORPORATE INFORMATION

Board of Directors and Executive Officers

David Gladstone
Chairman of the Board and Chief Executive Officer

Terry Lee Brubaker
Vice Chairman of the Board and Chief Operating Officer

Bob Cutlip
President

Paul Adelgren
Director and Pastor of Missionary Alliance Church

David A.R. Dullum
Director and President of Gladstone Investment Corporation

Terry Earhart
Director, Executive Vice President of Strategic Global Services Network

Michela A. English
Director, President and Chief Executive Officer of Fight for Children

John H. Outland
Director and Private Investor

Anthony W. Parker
Director, Founder and Chairman of Parker Tide Corp.

Jack Reilly
Director and President of Reilly Investment Corporation

Other Executive Officers

Danielle Jones
Chief Financial Officer and Treasurer

Gladstone Management Team Members

Michael Beckett
Director

Greg Bowie
Director

Arthur S. "Buzz" Cooper
Managing Director

Chris Daniel
Managing Director

John Freal
Managing Director

Blair Gertmenian
Director

Laura Gladstone
Managing Director

Erika Highland
Director

Lud Kimbrough
Managing Director

Kipp Kranbuhl
Director

Kyle Largent
Director

Chris Lee
Director

David Meier
Managing Director

Robert Pierce
Managing Director

John Sateri
Managing Director

Jennifer Simpson
Managing Director

Matt Tucker
Director



Jacoby
Office mascot and official greeter at the McLean, VA headquarters.

Stock Exchange Listing

Our common stock trades on the NASDAQ Global Select Market under the symbol GOOD. Our preferred stocks trade on the NASDAQ Global Select Market under the symbols GOODN, GOODO and GOODP.

Transfer Agent

Computershare
Shareowner Services
P.O. Box 43006
Providence, RI 02940

Stockholder Inquiries

Website: www.computershare.com/investor
Toll Free Dedicated Number:
1-866-214-7543
Foreign Stockholders:
1-201-680-6578
TDD Hearing Impaired:
1-800-231-5469
TDD Foreign Stockholders:
1-201-680-6610

Financial Information

Stockholders may receive a copy of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q by contacting us or going to our website at www.gladstonecommercial.com, the SEC's website at www.SEC.gov or by visiting the SEC at 100 F Street NE, Washington, DC 20549.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Legal Counsel

Bass, Berry & Sims PLC
Dickstein Shapiro LLP

Company Website

www.gladstonecommercial.com

This 2012 Annual Report contains forward-looking statements. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers of this 2012 Annual Report should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this report. Factors that could cause or contribute to such differences include, but are not limited to, changes in general economic and business conditions, industry trends, changes in government rules and regulations (including changes in tax laws) and environmental rules and regulations. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this 2012 Annual Report.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

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Paper from responsible sources
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GLADSTONE COMMERCIAL CORPORATION
1521 Westbranch Drive
McLean, VA 22102
TELEPHONE: 703-287-5800
FAX: 703-287-5801
EMAIL: info@GladstoneCompanies.com
WEB: www.GladstoneCommercial.com

GLADSTONE COMMERCIAL